Exhibit 99.1

2010 ANNUAL REPORT Stock Code: 1928

From Luxury Duty Free Shopping, Exciting Entertainment and Fabulous Dining to World-Class Hotel Suites and MICE, Come and Discover Everything at Sands China.

SANDS CHINA LTD.

CONTENTS

1.	OVERVIEW	4
1.1	Financial Highlights	4
1.2	Highlights of 2018	5
1.3	Directors and Senior Management	9
2.	BUSINESS REVIEW	16
2.1	Chairman's Statement	16
2.2	Business Overview and Outlook	18
2.3	Our Properties	24
2.4	Management Discussion and Analysis	31
2.5	Priority Risk Factors	43
2.6	Stakeholder Information	55
2.6.1	Our Shareholders	55
2.6.2	Our Lenders	56
2.6.3	Our Customers	57
2.6.4	Our Commitment to Sustainability	58
3.	CORPORATE GOVERNANCE REPORT	62
3.1	Introduction and Highlights	62
3.2	Corporate Governance Code Compliance	62
3.3	Board Governance Structure	63
3.4	The Board	64
3.5	Audit Committee	71
3.6	Remuneration Committee	73
3.7	Nomination Committee	74
3.8	Capex Committee	77
3.9	Risk Management and Internal Control	78
3.10	Shareholders	83
3.11	Compliance Disclosures and Other Matters	85
3.12	Directors' Report	87
4.	FINANCIAL STATEMENTS	105
4.1	Independent Auditor's Report	105
4.2	Financial Statements	109
4.3	Notes to the Consolidated Financial Statements	115
4.4	Financial Summary	197
5.	CORPORATE INFORMATION	198
6.	CONTACT US	199
7.	GLOSSARY	200

In case of any inconsistency between the English version and the Chinese version of this Annual Report, the English version shall prevail.

our Luxurious Hotel Rooms and Suites await you. INTRODUCTION Sands China operates the largest collection of integrated resorts in Macao. As at December 31, 2018, we had 12,341 hotel rooms and suites, 151 restaurants, 2.1 million square feet of retail malls, 1.7 million square feet of MICE space, 4 permanent theatres, a 15,000-seat arena and some of the world’s largest casinos.

SANDS CHINA LTD. 1.1 FINANCIAL HIGHLIGHTS    • Net revenues were US$8.67 billion (HK$67.85 billion) for the year ended December 31, 2018, an increase of 14.2%, compared to US$7.59 billion (HK$59.29 billion) for the year ended December 31, 2017. • Operating expenses were US$6.51 billion (HK$50.99 billion) for the year ended December 31, 2018, an increase of 12.0%, compared to US$5.81 billion (HK$45.43 billion) for the year ended December 31, 2017. • Adjusted property EBITDA for the year ended December 31, 2018 increased 17.9% to US$3.08 billion (HK$24.11 billion), compared to US$2.61 billion (HK$20.41 billion) for the year ended December 31, 2017. • Profit for the year ended December 31, 2018 was US$1.87 billion (HK$14.68 billion), an increase of 17.0%, compared to US$1.60 billion (HK$12.53 billion) for the year ended December 31, 2017. • The Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share, which was paid on February 22, 2019, and proposed a final dividend of HK$1.00 (equivalent to US$0.127) per share, which is subject to the approval of the Shareholders, for the year ended December 31, 2018. Total dividend paid during the year ended December 31, 2018 was HK$1.99 (equivalent to US$0.254) per share, in line with the HK$1.99 (equivalent to US$0.257) per share during the year ended December 31, 2017. Note: The translation of US$ amounts into HK$ amounts or vice versa has been made at the exchange rate on December 31, 2018 of US$1.00 to HK$7.8306 (2017: US$1.00 to HK$7.8157) for the purposes of illustration only. 4 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2018 Business • Our combined Sands China web traffic increased by 18% to 21.8 million unique visitors in 2018 compared to 2017. • For The Parisian Macao, all online channels (social media, display, search, etc.) delivered 4.01 billion impressions in 2018 and social media alone contributed 2.69 billion. • Collaborations with China’s leading mobile payment apps — Alipay and WeChat Pay, drove MOP2.76 billion in transactions, the highest in the Macao market. • First in Macao market to develop a Sands Lifestyle digital loyalty membership card, with China’s #1 mobile payment app — Alipay. • First integrated resort in Macao to open a flagship store on Fliggy, one of China’s top travel platforms. • First in market to create 100+ POIs (Point of Interest) on Mafengwo, China’s #1 travel content platform, and achieved a brand mention rate of 30.25%, an increase of 52% when compared to 2017. • Held the “2018 The Black Pearl Restaurant Guide Awards Presentation Ceremony, Macao, China”, a collaboration with China’s #1 F&B eCommerce platform — Meituan-Dianping. • Awards: o 2018 Travelzoo — Producer’s picks 2018 Best Hotels o 2018 Baidu Innovative Marketing (Travel Industry) Silver Award o IAI Travel Awards: 2018 IAI Travel Silver Award for Entertainment Marketing (“David Beckham Egg Tart Micro-Movie”) o IAI Travel Awards: 2018 IAI Travel Silver Award for Event Marketing (“2018 The Black Pearl Restaurant Guide Awards Presentation Ceremony, Macao, China”) o IAI Travel Awards: 2018 IAI Travel Excellent Award for Media Creativity (“ePayment Social Media Campaign”) • In an effort to further develop the MICE market, Sands Resorts Macao hosted its second “US MICE Activation” in 7 key cities in U.S.A. including Los Angeles, San Francisco, Orange County, Dallas, Chicago, Minneapolis and New York in March 2018. This included 3 MICE client luncheons, 3 PR events and various sales call activities. “The Ultimate Download”, a MICE Mega FAM was also hosted in June 2018, inviting 150 guests including meeting planners, event organizers and media from over 10 different countries. These campaigns and events showcased Sands Resorts Macao as Asia’s leading meetings and events destination and also reinforced our meeting product offerings, highlighting the accommodation, retail, restaurant, entertainment and MICE facilities and services at the resort. Over 262,400 rooms nights were generated in 2018 in the MICE segment. • We participated in 12 trade shows in Beijing, Shanghai, Fuzhou, Tianjin, Zhaoqing, New Delhi, Mumbai, Seoul, Sydney, Melbourne, Frankfurt and Las Vegas; hosted 9 Gala Dinners in Beijing, Shanghai, Guangzhou, Taipei, Tokyo, Osaka, Seoul, Mumbai and Delhi; 7 VIP luncheons in New York, Orange County, San Francisco, Singapore, Hong Kong, Melbourne and Sydney; and 4 Product Seminars in Nanjing, Shenyang, Chengdu and Wuhan. • Wholesale room night production from provinces with tier 2 cities in China for the year of 2018 increased 22% year-on- year. Top producing provinces are Jiangsu, Zhejiang and Fujian. • In 2018, Sands Resorts Macao continued to build brand awareness through cooperative marketing campaigns with 41 travel agents across seven Asian countries including China, Hong Kong, Taiwan, Korea, Japan, India and Thailand. 5 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2018 • The destination events team continued to drive increased visitation, holding a diverse range of events across our integrated resorts. These events included: Seasons of Prosperity (Chinese New Year Celebration 2018); The Parisian Macao’s Eiffel Tower Grand Illumination Chinese New Year Show; The 2019 Chinese New Year Parade; Asia Film Awards; 22nd China Music Awards; The 1st Light The Night Run at Parisian (Eiffel Tower Charity Run); The Joie De Vivre Fest (Wine & Dine event at Eiffel tower); 2018 The Black Pearl Restaurant Guide Awards Presentation Ceremony; Pink Inspired 2018 luncheon; Sands Macao Fashion Week; Top Voice of Macau Season 4; Winter Extravaganza 2018; Winter In Venice/ Winter In Paris; Winter in Paris Ice Rink Fun & Charity Christmas Fair; The Parisian Macao’s Eiffel Tower Grand Illumination Christmas Show; Place Vendome 3D Light and Sound Spectacular “Magic of Christmas”; 3rd International Film Festival & Awards Macao (IFFAM); Macau International Movie Festival; New Year’s Eve Countdown To 2019. • We hosted 922 events including exhibitions, trade shows, conferences and social and government events, as well as incentive groups, attracting 990,000 visitors. • CotaiJet ferry services carried 7.5 million passengers in 2018 (an average of 20,000 per day), providing an average of 49 daily round trip sailings in 2018. Visitation Sands China’s properties are among the most visited destinations in Macao, attracting families, business visitors and entertainment seekers from around the world. In 2018, all five of our properties, The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao, attracted a combined total of 99.3 million (2017: 92.4 million) visitors or approximately 272,000 (2017: 253,200) visitors per day. Entertainment Entertainment is at the heart of our business. Since opening in 2007, our 15,000-seat Cotai Arena has become one of the top live entertainment venues in Southern China, hosting some of the biggest names in the industry. The theatres at The Venetian Macao, Sands Cotai Central and The Parisian Macao offer a variety of ticketed events — everything from Broadway-style musicals to classical ballet. The live entertainment program at our properties is a key traffic driver and has established the Company as the leader in the field of tourism and leisure activities. Cotai Arena, The Venetian Theatre, The Parisian Theatre, Sands Theatre and The Venetian Macao hosted a total of 76 different live entertainment events over 650 event days in 2018. Taken together, these events attracted more than 467,000 visitors. The diversity of entertainment offered by the Company sets it apart from other gaming destinations. Our entertainment offerings include lounge acts, dancers, singers, gondoliers and street performers, all of whom contribute to the overall customer experience at our properties. The Company hosted 76 live international entertainment events attracting more than 467,000 visitors. Major entertainment events held during the year included concerts by top stars such as Jay Chou, Bruno Mars, Jacky Cheung, Celine Dion, Mayday, Mariah Carey as well as one of the largest and most-watched New Year’s Eve television broadcast in China — JSTV 2019 Countdown Concert. The theatres hosted a variety of shows such as Swan Lake, Kenny G, Air Supply, La Parisienne cabaret show and Monkey King. Meetings, Incentives, Conventions and Exhibitions As at December 31, 2018, Sands China’s properties featured approximately 1.7 million square feet of MICE space specifically designed to meet the needs of meeting planners and corporate events and trade show organizers from around the world. The CotaiExpo at The Venetian Macao is one of the largest exhibition centers in Asia and has hosted some of the region’s biggest exhibitions. Our experience and expertise in this industry continues to drive business and leisure tourism to Macao. 6 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.2 HIGHLIGHTS OF 2018 With the opening of The Parisian Macao in 2016, our meeting and convention capabilities continued to expand and we are proud to provide the same guaranteed expertise and service in our new facility that has made us the region’s MICE leader. With hotel brands Conrad, Holiday Inn, Sheraton and St. Regis, MICE organizers now have an expanded selection of accommodation choices to satisfy a wider demographic of event attendees. With the implementation of our “Green Meetings” initiative through the Sands ECO360 Global Sustainability Program, we will be pursuing our goal of having one of the most sustainable and environmentally-friendly conference centers in Asia. Sands China attracted 990,000 visitors to Macao for MICE events throughout the year, with 621,000 visitors attending our 37 exhibitions and trade shows and 370,000 conference and corporate visitors attending 885 meeting, incentive and social events. Highlights and New Shows during the year include: • The CotaiExpo has both ISO 9001 Quality Management System certification and ISO 20121 Event Sustainability System certification. • Moks Wagen Auto Carnival (Spring) 2018 attracted 26,000 visitors. • Macao 2018 — 35th Asian International Stamp Exhibition attracted 10,000 visitors. Groups that came back to CotaiExpo in 2018 include: • 2018 Guangdong & Macao Branded Products Fair, which attracted 80,000 visitors. • 23rd Macao International Trade & Investment Fair (MIF), which attracted 55,000 visitors. • 6th Macau International Travel (Industry) Expo, which attracted 40,000 visitors. • 19th Baby & Child Products Expo, which attracted 40,000 visitors. • Lunar New Year Shopping & Food Expo, which attracted 29,000 visitors. • The 9th International Food Culture Expo & Labor Day Shopping Expo, which attracted 28,000 visitors. Other notable events held throughout 2018 include: • China (Macau) International Automobile Expo 2018: 27,000 attendees. • Science and Technology Week 2018: 26,000 visitors. • 20th Baby & Child Products Expo: 25,000 visitors. • Macao Franchise Expo 2018: 22,000 visitors. Awards Sands China’s properties, and in particular The Venetian Macao, continue to set the standard in customer service, MICE, business and leisure travel. Since the opening of The Venetian Macao in 2007, we have received numerous prestigious awards for being Asia’s leading integrated resort for business and leisure tourism as well as for our commitment to environmental practices. Awards given to our properties and operations in 2018 include: Sands China Ltd. The Marketing Events Awards 2018 Best Corporate Event — The Venetian Macao 10th Anniversary (Gold) Best Use of Venue — The Venetian Macao 10th Anniversary (Gold) Best Use of Venue — New Year’s Eve Countdown to 2018 (Bronze) Best Experiential Event — The Venetian Macao 10th Anniversary (Bronze) Best Large Event — New Year’s Eve Countdown to 2018 (Bronze) Best Exhibition — Kung Fu Panda Adventure Ice World with the DreamWorks All Stars (Silver) 7 ANNUAL REPORT 2018

SANDS CHINA LTD.

1.2 HIGHLIGHTS OF 2018

The Venetian Macao

- Forbes Travel Guide
  Four-Star Rating
- Travel + Leisure India & South Asia
  Best Luxury Resort in the World
- Voyage Best Hotel & Resort Value Award 2009–2018
  2018 Best MICE Hotel
- Michelin HK and Macau Guide 2019
  One-Star Rating — The Golden Peacock
- 15th Golden Pillow Awards
  2018 China's Most Popular Resort Hotel
- Business Traveller China Awards
  Best Business Hotel in Macau
- 2018 The Black Pearl Restaurant Guide by
  Meituan-Dianping
  1-Diamond — The Golden Peacock

Conrad Macao, Cotai Central

- Forbes Travel Guide
  Five-Star Rating
  Four-Star Rating — Bodhi Spa
- Condé Nast Traveler China The Gold List 2018
  The Best Celebration Hotel

Sheraton Grand Macao Hotel, Cotai Central

- Condé Nast Traveler Top Hotels in China
  Readers' Choice Awards 2018 — Rank. 9

The St. Regis Macao, Cotai Central

- Forbes Travel Guide
  Four-Star Rating
  Four-Star Rating — Iridium Spa
- TTG Travel Awards
  Best City Hotel — Macau

The Parisian Macao

- Voyage Best Hotel & Resort Value Award 2009–2018
  Top 50 Must-Stay Hotel in China
- Forbes Travel Guide
  Recommended
- 2018 The Black Pearl Restaurant Guide by
  Meituan-Dianping
  2-Diamond — La Chine

The Plaza Macao

- Michelin HK and Macau Guide 2019
  One-Star Rating — Zi Yat Heen
- 2018 The Black Pearl Restaurant Guide by
  Meituan-Dianping
  1-Diamond — Zi Yat Heen
- Forbes Travel Guide
  Five-Star Rating
  Four-Star Rating — The SPA at Four Seasons
  Four-Star Rating — Zi Yat Heen

Sands Macao

- TTG China Travel Awards
  Best Resort in China (Non-Beach)

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ANNUAL REPORT 2018

SANDS CHINA LTD.

1.3 DIRECTORS AND SENIOR MANAGEMENT

DIRECTORS

As at the Latest Practicable Date, our Board of Directors consists of eight Directors, four of whom are Independent Non-Executive Directors. The following table sets forth certain information concerning our Directors:

Name	Age	Title
Sheldon Gary Adelson	85	Chairman of the Board, Chief Executive Officer and Executive Director
Wong Ying Wai (Wilfred)	66	President and Chief Operating Officer and Executive Director
Robert Glen Goldstein	63	Non-Executive Director
Charles Daniel Forman	72	Non-Executive Director
Chiang Yun (Rachel)	51	Independent Non-Executive Director
Victor Patrick Hoog Antink	65	Independent Non-Executive Director
Steven Zygmunt Strasser	70	Independent Non-Executive Director
Kenneth Patrick Chung	61	Independent Non-Executive Director

Chairman, Chief Executive Officer and Executive Director

Sheldon Gary Adelson

aged 85, is the Chairman of our Board, Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. He is also the chief executive officer of one of our U.S. subsidiaries. Mr. Adelson served as a Non-Executive Director from August 2009 until March 2015. Mr. Adelson has been the chairman of the board, chief executive officer and a director of LVS since August 2004. Mr. Adelson has been the chairman of the board, chief executive officer and a director of LVS LLC (or its predecessor, Las Vegas Sands, Inc.) since April 1988, when it was formed to own and operate the former Sands Hotel and Casino. Mr. Adelson also created and developed the Sands Expo and Convention Center, the first privately owned convention center in the United States, which was transferred to LVS in July 2004. Mr. Adelson's business career spans more than seven decades and has included creating and developing to maturity numerous companies. Mr. Adelson has extensive experience in the convention, trade show and tour and travel businesses. He created and developed the COMDEX Trade Shows, including the COMDEX/Fall Trade Show, which was the world's largest computer show in the 1990s. He has been the president and chairman of Interface Group Holding Company, Inc. and its predecessors since the mid-1970s and a manager of LVS' affiliate Interface Group-Massachusetts, LLC and was president of its predecessors since 1990. Mr. Adelson has earned multiple honorary degrees and has been a guest lecturer at various colleges and universities, including the University of New Haven, Harvard Business School, Columbia Business School, Tel Aviv University and Babson College. Among his numerous awards for his business and philanthropic work are the Armed Forces Foundation's Patriot Award, the Hotel Investment Conference's Innovation Award, the Woodrow Wilson Award for Corporate Citizenship and induction into the American Gaming Association's Hall of Fame. Mr. Adelson was re-designated as an Executive Director with effect from March 6, 2015.

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ANNUAL REPORT 2018

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT President, Chief Operating Officer and Executive Director Wong Ying Wai (Wilfred) aged 66, is our President and Chief Operating Officer, an Executive Director and a member of the Remuneration Committee and the Capex Committee. He is also a director of various subsidiaries of the Company. Dr. Wong joined the administrative officer grade of the Hong Kong Government in 1975 and served in a number of key positions including deputy secretary for the civil service and deputy director — general of industry. Dr. Wong joined the private sector in 1992 and has held top management positions in a number of Hong Kong listed companies in the property development and construction business sectors including Hsin Chong Group Holdings Limited (formerly known as “Hsin Chong Construction Group Limited”), K. Wah International Holdings Limited, Henderson China Holdings Limited and the Shui On Group. Dr. Wong started his political career at the national level when he was appointed as a member of The Basic Law Consultative Committee (1985–1990) by the Central People’s Government of the People’s Republic of China. He was subsequently appointed by the National People’s Congress of the People’s Republic of China (the “NPC”) as a member of the Preliminary Working Committee for the HKSAR’s Preparatory Committee in 1993 and a member of the HKSAR’s Preparatory Committee in 1995, both bodies were responsible for the transitional policies and arrangements relating to the establishment of the HKSAR Government in 1997. Dr. Wong was a deputy to the NPC during the period from 1997 to 2013. Dr. Wong’s public service continues through his participation in a number of councils and committees in Hong Kong and Macao. He is currently the chairman of the Hong Kong Arts Development Council, the vice chairman of the Hong Kong Film Development Council, the chairman emeritus of the Hong Kong Baptist University Foundation (since January 2018), the chairman and director of The Hong Kong International Film Festival Society Limited, Asian Film Awards Academy Limited and Hong Kong Institute for Public Administration and a director and the chairman emeritus of Pacific Basin Economic Council Limited. He was appointed as a member of the Cultural Industries Committee and the Tourism Development Committee of the Government of the Macao Special Administrative Region in 2016 and 2018 respectively. He was the chairman of the Standing Commission on Civil Service Salaries and Conditions of Service until December 31, 2018 and the Court and Council of the Hong Kong Baptist University during the period from 2007 to 2012. For his long and distinguished public and community service, Dr. Wong was awarded the silver bauhinia star and the gold bauhinia star by the Government of the HKSAR in 2007 and 2015 respectively. Dr. Wong was conferred the degree of Doctor of Humanities honor is causa from Hong Kong Baptist University in November 2013, recognizing his outstanding professional achievements as well as his remarkable contributions to society. He was educated at Harvard University (MPA), University of Oxford, The University of Hong Kong (BSocSc) and The Chinese University of Hong Kong. Dr. Wong is currently an independent non-executive director of Xinyi Glass Holdings Limited, a company listed on the Stock Exchange (Stock code: 868). Dr. Wong was the executive director, executive chairman and chief executive officer of Hsin Chong Group Holdings Limited, a company listed on the Stock Exchange (Stock code: 404), until November 1, 2015 and served as the senior adviser to the board of Hsin Chong Group Holdings Limited subsequent to his resignation from other positions mentioned above, until May 23, 2017. He was also a non-executive director and chairman of Synergis Holdings Limited, a company listed on the Stock Exchange (Stock code: 2340), until December 11, 2015. Dr. Wong was appointed as an Executive Director on January 22, 2016. 10 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Non-Executive Directors Robert Glen Goldstein aged 63, is a Non-Executive Director and the Chairman of the Capex Committee. He is also a director of one of our Macao subsidiaries and the senior vice president of one of our U.S. subsidiaries. Mr. Goldstein has been the president, chief operating officer and a director of LVS and LVS LLC since January 2015 and Mr. Goldstein served as a Non-Executive Director since May 2014 until he was subsequently re-designated as an Executive Director in March 2015, and he was further re-designated as a Non-Executive Director in November 2015. Mr. Goldstein was our Interim President from March 2015 to November 2015 and has been a member of the Capex Committee since March 2015. He previously served as LVS’ President of Global Gaming Operations from January 2011 until December 2014, LVS’ Executive Vice President from July 2009 until December 2014, and the secretary of LVS from August 2016 to November 2016. He has held other senior executive positions at LVS and its subsidiaries since 1995. From 1992 until joining LVS in 1995, Mr. Goldstein was the executive vice president of marketing at the Sands Hotel in Atlantic City, as well as an executive vice president of the parent Pratt Hotel Corporation. Mr. Goldstein was a director of Remark Holdings, Inc. (formerly known as “Remark Media, Inc.”), a company listed on The National Association of Securities Dealers Automated Quotations (NASDAQ) from May 2013 to March 2017. Mr. Goldstein holds a Bachelor of Arts, History and Political Science, Magna Cum Laude, from the University of Pittsburgh and a Juris Doctorate from the Temple University School of Law. In 1980, he became a member of the Pennsylvania Bar Association. Mr. Goldstein was re-designated as a Non-Executive Director on November 1, 2015. Charles Daniel Forman aged 72, is a Non-Executive Director. Mr. Forman is currently a director of LVS and LVS LLC since August 2004 and March 2004 respectively. Mr. Forman served as the chairman and chief executive officer of Centric Events Group, LLC, a trade show and conference business from April 2002 until his retirement upon the sale of the business in 2007. From 2000 to 2002, he served as a director of a private company and participated in various private equity investments. During 2000, he was the executive vice president of international operations of Key3Media, Inc. From 1998 to 2000, he was the chief legal officer of ZD Events Inc., a tradeshow business that included COMDEX. From 1995 to 1998, Mr. Forman was the executive vice president, chief financial and legal officer of Softbank Comdex Inc. From 1989 to 1995, Mr. Forman was the vice president and general counsel of The Interface Group, a tradeshow and convention business that owned and operated COMDEX. Mr. Forman was in private law practice from 1972 to 1988. Mr. Forman is a member of the board of trustees of The Dana-Farber Cancer Institute, Inc. and a treasurer and director of Nantucket Jewish Cemetery, Inc. Mr. Forman holds a Bachelor of Arts from the University of Pennsylvania and Juris Doctorate from the Boston University School of Law. Mr. Forman was appointed as a Non-Executive Director on May 30, 2014. 11 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Independent Non-Executive Directors Chiang Yun (Rachel) aged 51, is an Independent Non-Executive Director, a member of the Audit Committee and a member of the Nomination Committee. With over 24 years of private equity investment experience, Ms. Chiang is currently the founding managing partner of Prospere Capital Limited (since April 2018). Ms. Chiang is currently an independent non-executive director of Goodbaby International Holdings Limited (Stock code: 1086) and Pacific Century Premium Developments Limited (Stock code: 432), both listed on the Stock Exchange, and an independent non-executive director and a member of the audit committee and the health, safety and security committee of Merlin Entertainments Plc., listed on the Main Market of the London Stock Exchange (Stock code: MERL). Ms. Chiang was one of the founding managing partners of Pacific Alliance Equity Partners, the private equity division of Pacific Alliance Group until March 2018. Ms. Chiang obtained her Executive Master of Business Administration from The Kellogg Graduate School of Management of Northwestern University and Hong Kong University of Science and Technology and Bachelor of Science degree, cum laude, from Virginia Polytechnic Institute and State University. Ms. Chiang was appointed as an Independent Non-Executive Director on October 14, 2009. Victor Patrick Hoog Antink aged 65, is an Independent Non-Executive Director, the Chairman of the Audit Committee, a member of the Remuneration Committee, the Capex Committee and the Nomination Committee. Mr. Hoog Antink is a member of the Bond University Council and the chairman of the Bond Business School Board of Advisors in Australia. He is also the former chairman of South Bank Corporation, and was a director of Property Industry Foundation until June 30, 2016. Mr. Hoog Antink retired as the chief executive officer of DEXUS Property Group in March 2012, a company listed on the Australian Stock Exchange (ASX: DXS). Prior to joining DEXUS Property Group in 2003, Mr. Hoog Antink was the director of funds management of Westfield Holdings Limited in Sydney. Mr. Hoog Antink has also held positions with Greenprint Foundation as a director, Property Council of Australia as national president, Shopping Centre Council of Australia as director, McIntosh Securities Limited, Sydney as a director in corporate and property, Allco Finance Group Limited, Sydney as a director in property finance, Chase Corporation Limited, Sydney as a property director, and Hill Samuel Limited (now Macquarie Bank), Sydney as an associate director. Mr. Hoog Antink holds a Bachelor of Commerce from the University of Queensland and a Master of Business Administration from Harvard Business School. He is a Fellow of the Australian Institute of Company Directors, a Fellow of the Institute of Chartered Accountants, Australia, a Fellow of the Australian Property Institute and a Fellow of the Royal Institute of Chartered Surveyors. In 2016, Mr. Hoog Antink was awarded National Life Membership of the Property Council of Australia.    Mr. Hoog Antink possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Hoog Antink was appointed as an Independent Non-Executive Director on December 7, 2012. 12 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT Steven Zygmunt Strasser aged 70, is an Independent Non-Executive Director, a member of the Audit Committee and the Chairman of the Remuneration Committee. Mr. Strasser has spent 28 years heading energy companies in the United States and in Asia. Mr. Strasser was, until June 2012, (i) the chairman, director and chief executive officer of Power Efficiency Corporation, a startup clean-tech company in the United States and (ii) the chairman, director and chief executive officer of Power Efficiency Asia Ltd. In 2001, Mr. Strasser also founded and became the chief executive officer of Summit Energy Ventures LLC, a clean-tech venture capital fund. Mr. Strasser holds a Bachelor of Arts in Political Science and Economics and a Bachelor of Civil Law from McGill University and a Juris Doctor degree from the University of Washington. He also pursued post-graduate studies in international law at the University of Aix-en-Provence. Mr. Strasser was appointed as an Independent Non-Executive Director on May 31, 2013. Kenneth Patrick Chung aged 61, is an Independent Non-Executive Director and a member of the Audit Committee. Mr. Chung joined Deloitte Haskins and Sells London Office in 1980. Mr. Chung became a partner of PricewaterhouseCoopers in 1992, and was a financial service specialist of PricewaterhouseCoopers (Hong Kong and China) since 1996. He was the human resources partner of PricewaterhouseCoopers (Hong Kong), the responsible partner of the audit department of PricewaterhouseCoopers (Hong Kong and China), and the global lead partner of the audit engagement team for Bank of China Limited. Mr. Chung retired from PricewaterhouseCoopers in 2009. Mr. Chung was the honorary treasurer of Community Chest of Hong Kong and the vice-chairman of International Social Service Hong Kong Branch. Mr. Chung has also served as the audit partner for the restructurings and initial public offerings of Bank of China Limited, Bank of China (Hong Kong) Limited and Bank of Communications Co., Ltd. Mr. Chung was also an independent non-executive director of Industrial and Commercial Bank of China Limited, a company listed on the Stock Exchange (stock code: 1398) until March 2017. Currently, Mr. Chung serves as an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (stock code: 939) (since November 2018), an independent non-executive director of Prudential Corporation Asia Ltd (since April 2018) and a trustee of Fu Tak Iam Foundation Limited. Mr. Chung received his bachelor degree in economics from the University of Durham. He is a member of the Institute of Chartered Accountants in England and Wales, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Macau Society of Certified Practicing Accountants. Mr. Chung possesses the accounting and related financial management expertise required under Rule 3.10(2) of the Listing Rules. Mr. Chung was appointed as an Independent Non-Executive Director on July 15, 2016. 13 ANNUAL REPORT 2018

SANDS CHINA LTD. 1.3 DIRECTORS AND SENIOR MANAGEMENT SENIOR MANAGEMENT As at the Latest Practicable Date, details of our senior management are as follows: Sheldon Gary Adelson aged 85, is the Chairman of our Board, Chief Executive Officer, an Executive Director and the Chairman of the Nomination Committee. Wong Ying Wai (Wilfred) aged 66, is our President and Chief Operating Officer, an Executive Director and a member of the Remuneration Committee and the Capex Committee. Chum Kwan Lock, Grant aged 43, is our Chief of Staff and is also a director of a number of our subsidiaries. Mr. Chum joined LVS and our Group as Senior Vice President, Global Gaming Strategy in July 2013. Prior to joining the Group, Mr. Chum spent 14 years at UBS Investment Bank (“UBS”) in a variety of roles, including serving as head of Hong Kong equity research from 2010 to 2013, and head of China equity research from 2007 to 2010. Mr. Chum was also responsible for Asia gaming equity research from 2006 to 2013 for UBS and was named Asia’s stock-picker of the year by the Financial Times in 2011. Mr. Chum graduated in Philosophy, Politics, and Economics with First Class Honors from Oxford University. Sun MinQi (Dave) aged 45, is our Senior Vice President and Chief Financial Officer and is also a director of a number of our subsidiaries. Mr. Sun was appointed as a Director of Finance of the Company in August 2007, and in 2013, he was promoted to the position of Senior Vice President of Finance for the Company. During his tenure as Director of Finance for the Company, Mr. Sun was responsible for managing financial strategy and financial planning and analysis at the Company, and he also played a key role in managing the Company’s initial public offering in 2009. After his promotion to Senior Vice President of Finance, Mr. Sun’s role expanded to include the above as well as oversight of the Company’s accounting, treasury, tax, information technology and procurement functions. Mr. Sun was appointed as the Senior Vice President and Chief Financial Officer of the Company in April 2017. Prior to joining the Company, Mr. Sun held a variety of financial controller and financial management positions with various divisions of General Electric (“GE”) in Shanghai and Singapore since 1996, including GE Lighting Asia, GE Consumer and Industrial Asia and GE Energy Asia. Mr. Sun graduated from Fudan University in Shanghai in 1996 with a Bachelor degree in Economics and Financial Management and a minor in Computer Science and Application. He subsequently obtained a Master of Business Administration from the Southern Illinois University Carbondale, United States. Mr. Sun is a fellow of CPA (FCPA) Australia. 14 ANNUAL REPORT 2018

Something Sumptuous To Suit Every Taste.

SANDS CHINA LTD. 2.1 CHAIRMAN’S STATEMENT Dear Shareholders, On behalf of the Board of Directors of Sands China Ltd., I am pleased to report that the Company delivered strong financial and operating results in 2018. We also extended our industry-leading contributions to Macao’s diversification in support of Macao’s long-term development objectives as the leading leisure and business tourism destination in Asia. Macao’s development and evolution as Asia’s leading tourism destination accelerated during the year, with market-wide visitation from China reaching a record 25.2 million visits, an increase of 14% compared to last year. The Company experienced growth in every segment in Macao and generated a market-leading adjusted property EBITDA of US$3.08 billion, an increase of nearly 18% compared to last year. EBITDA margins also expanded to a market-leading 35.4%. Total net revenues for the Company increased over 14% to US$8.67 billion. Profit for the year increased 17% to US$1.87 billion. The continuing strong cash flow generation of the Company enabled it to pay dividends per share of HK$1.99 in 2018. We extended our industry leadership in the important non-gaming segments of our business by delivering growth in MICE, hotel, retail and entertainment revenues during the year. Sands China has now invested more than US$13.0 billion to deliver on our promise to help Macao in its economic diversification and its continued evolution into the world’s leading leisure and business tourism destination. Our investment includes over 12,000 hotel rooms and suites, 2.0 million square feet (approximately 186,000 square meters) of retail-mall offerings and 2.0 million square feet (approximately 186,000 square meters) of MICE capacity. Over the next three years, we will increase our total investment to over US$15 billion as we make additional investments of US$2.2 billion to expand the market-leading scale of our hotel room, retail and entertainment offerings on Cotai. These investments include the addition of over 600 new luxury suites at the apart-hotel tower at The Londoner Macao and Four Seasons Tower Suites Macao. In addition, we are expanding, renovating and transforming Sands Cotai Central into a new destination integrated resort, The Londoner Macao. The Londoner Macao will feature additional MICE, retail, and entertainment offerings that will contribute to Macao’s appeal as a leisure and business tourism destination. We believe the Macao market will benefit from the meaningful infrastructure investments being made in Macao and throughout the Greater Bay Area. The opening of the Hong Kong-Zhuhai-Macao Bridge in 2018 was a major milestone that will help Macao grow tourism and MICE business in the years ahead. It is an engineering feat of unprecedented scale and creates a direct connection between the Hong Kong International Airport, one of the largest and most important transportation hubs in all of Asia, and Macao. 16 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.1 CHAIRMAN’S STATEMENT We regard it as a privilege to contribute to Macao’s success in realizing its important objectives of diversifying its economy, supporting the growth of local businesses, providing meaningful career development opportunities for its citizens, including through our Sands China Academy, and reaching its full potential as Asia’s leading leisure and business tourism destination. We could not have achieved our many successes this year without the hard work and dedication of Sands China’s nearly 29,000 team members. I thank all our team members for their efforts and I look forward to their continued contributions in the years ahead. Our Sands China business strategy remains straightforward: continue the execution of our Cotai Strip development strategy by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. This strategy drives Sands China’s market-leading revenue and cash flow generation. We look to the future with confidence. We have a strong organic growth outlook that will benefit from our industry-leading investments and unmatched scale as economic growth, wealth creation and increased demand for travel and entertainment continues in Asia. We look forward to sharing the Company’s continued success with you and other stakeholders at the upcoming Sands China Annual General Meeting. I thank you again for the confidence that you have placed in us. Sheldon G. Adelson Chairman of the Board and Chief Executive Officer March 15, 2019 17 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK We are the leading developer, owner and operator of large-scale integrated resorts in Macao. In 2018, we welcomed approximately 99.3 million leisure and business visits at our properties on Cotai and on the Macao Peninsula. Our founder, chairman and chief executive officer, Sheldon G. Adelson, began investing in Macao in 2002 after being awarded a gaming Subconcession to operate casino games and other games of chance in Macao. His vision and goal was to develop large-scale integrated resorts with a variety of world-class amenities and create an international tourism destination. This helped support Macao’s objective for long-term economic diversification and growth in tourism. Today, with nearly 30 million square feet of interconnected facilities on Cotai, we operate the largest integrated resorts in Macao. These integrated resorts contain not only gaming areas, but also the largest number of four- and five-star rated hotel rooms of any other single developer in the market. Our integrated resorts also collectively feature the largest amount of meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. We believe our integrated resorts are unique to Macao and differentiate us from our competitors due to their size and scale, diversity of non-gaming amenities, and focus on leisure and business tourism. According to research by the University of Nevada Las Vegas, Macao is the largest gaming market in the world as measured by casino gaming revenue and is the only location in China offering legalized casino gaming. VML, our subsidiary, holds one of six concessions or subconcessions permitted by the Macao Government to operate casinos or gaming areas in Macao. We developed, own and operate The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao. We also own Cotai Expo, one of the largest convention and exhibition centers in Asia, as well as Macao’s largest entertainment venue, the Cotai Arena. Our properties collectively feature over 12,300 luxury suites and hotel rooms, more than 150 different restaurants and food outlets, spas, theatres for live performances, as well as other integrated resort amenities. Please refer to section 2.3 for more information of our properties and development projects. Our integrated resort brands, including The Venetian Macao and The Parisian Macao, are aspirational and have become recognized throughout China and Asia for quality and service and are designed to ensure a lasting connection with our customers. We believe The Venetian Macao is the most visited integrated resort in Asia, and since its opening in 2007, the property has received over 330 million visitations up to December 31, 2018. We estimate since 2016 The Parisian Macao digital marketing and social media program has reached over nine billion online impressions up to December 31, 2018, including from platforms within China such as Sina Weibo. We were the first developer in Macao to feature global hospitality brands for our hotel offerings on Cotai, including the Four Seasons, St. Regis, Conrad, Sheraton and Holiday Inn brands. Within our integrated resorts we also operate some of the largest and most profitable retail malls in Asia, showcasing over 820 shops occupying over 2 million square feet of retail space. Our retail malls showcase global luxury brands as well as leading Asian retail brands. We own and operate CotaiJet, one of two major high speed ferry companies operating between Hong Kong and Macao, with 14 vessels helping leisure and business tourists reach Macao from points in Hong Kong, including the Hong Kong International Airport. 18 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK KEY STRENGTHS We believe we have a number of key strengths that differentiate our business from our competitors, including: • Diversified, high quality integrated resort offerings with substantial non-gaming amenities; • Substantial and diversified cash flow from existing operations; • Market leadership in the growing high-margin mass market gaming segment; • Established brands with broad regional and international market awareness and appeal; • Experienced management team with a proven track record; • Unique MICE and entertainment facilities; and • Significant benefits from our on-going relationship with LVS. BUSINESS STRATEGIES Our business strategy is to develop Cotai and to leverage our large-scale integrated resort business model to create Asia’s premier gaming, leisure, convention and meetings destination. Our interconnected integrated resorts, which have a wide range of branded hotel and resort offerings, are designed to attract different segments of the market all year round. We believe our business strategy and development plan will allow us to achieve more consistent demand, longer average length of stay in our hotels, more diversified sources of revenue and higher margins than more gaming-centric facilities. Building on our key strengths, we seek to enhance our position as the leading developer and operator of integrated resorts and casinos in Macao by continuing to implement the following business strategies: • Developing and diversifying our integrated resort offerings on Cotai to include a full complement of products and services to cater to different market segments. Our development on Cotai includes four integrated resorts, MICE space, additional retail, dining and entertainment facilities and a range of hotel offerings to cater to different segments of the market. In addition to The Venetian Macao and The Parisian Macao hotel rooms, we have Four Seasons, Conrad, Holiday Inn, Sheraton and St. Regis branded suites and hotel rooms. We are able to leverage the recognition and the sales, marketing and reservation capabilities of these premier hotel brands to attract a wide range of customers in different market segments to our properties. We believe our partnerships with renowned hotel management partners, our diverse integrated resort offerings and the convenience and accessibility of our properties will continue to increase the appeal of our properties to both the business and leisure customer segments. • Leveraging our scale of operations to create and maintain an absolute cost advantage. Management expects to benefit from lower unit costs due to the economies of scale inherent in our operations. Opportunities for lower unit costs include, but are not limited to, lower utility costs; more efficient staffing of hotel and gaming operations; and centralized laundry, transportation, marketing and sales, and procurement. In addition, our scale allows us to consolidate certain back office functions. • Focusing on the high-margin mass market gaming segment, while continuing to provide luxury amenities and high service levels to our VIP and premium players. Our properties cater not only to VIP and premium players, but also to mass market customers, which comprise our most profitable gaming segment. We believe the mass market segment will continue to be a long-term growing segment as a result of the introduction of more high-quality gaming facilities and non-gaming amenities into the market. Our management estimates our mass market table revenues typically generate a gross margin that is approximately four times higher than the gross margin on our typical VIP table revenues. • Identifying targeted investment opportunities to drive growth across our portfolio. We will continue to invest in the expansion of our facilities and the enhancement of the leisure and business tourism appeal of our Cotai property portfolio. 19 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK INDUSTRY According to Macao Government statistics issued publicly on a monthly basis by DICJ, annual gaming revenues were US$37.7 billion in 2018, a 13.4% increase compared to 2017. Macao gross gaming revenues had experienced year-over-year growth beginning in August 2016, and Macao continues to be the largest gaming market in the world and the only market in China to offer legalized casino gaming. In 2018, Macao welcomed 36 million visitors according to Macao Government Statistics Bureau disclosure. We expect Macao will continue to experience meaningful long-term growth and this growth will be driven by a variety of factors, including the movement of Chinese citizens to urban centers in China, continued growth of the Chinese outbound tourism market, the increased utilization of existing transportation infrastructure, the introduction of new transportation infrastructure and the continued increase in hotel room inventory in Macao and neighboring Hengqin Island. There has been significant investment announced and recently completed by Concessionaires and Subconcessionaires in new resort development projects on Cotai. These new resorts should help increase the critical mass on Cotai and further drive Macao’s transformation into a leading leisure and business tourism destination in Asia. We believe the development of additional integrated resort products in Macao will also drive increased demand for gaming products. Table games are the dominant form of gaming in Asia with Baccarat being the most popular game. Historically, VIP baccarat has generated the majority of gaming revenue in Macao. In 2018, however, according to DICJ statistics the mass gaming and slot segments represented 45% of the market revenue due to the increasing diversity of mass gaming and slot products on Cotai. We expect this trend to continue and thereby intend to introduce more modern and popular products catering to this growing customer segment. Furthermore, continued improvement of our high-quality gaming product offerings has enabled us to capture a meaningful share of the overall Macao gaming market across all player segments. Proximity to Major Asian Cities Visitors from Hong Kong, Southeast China, Taiwan and other locations in Asia can reach Macao in a relatively short time, using a variety of transportation methods, and visitors from more distant locations in Asia can take advantage of short travel times by air to Zhuhai, Shenzhen, Guangzhou or Hong Kong, followed by a road, ferry or helicopter trip to Macao. In addition, numerous air carriers fly directly into Macau International Airport from many major cities in Asia. Macao draws a significant number of customers who are visitors or residents of Hong Kong. One of the major methods of transportation to Macao from Hong Kong is the jetfoil ferry service, including our ferry service, CotaiJet. Macao is also accessible from Hong Kong by helicopter. In addition, the bridge linking Hong Kong, Macao and Zhuhai, which was opened in 2018, has reduced the travel time between Hong Kong and Macao and from the Hong Kong International Airport to Macao. Competition in Macao Gaming in Macao is administered by the government through concessions awarded to three different Concessionaires and three Subconcessionaires, of which we are one. No additional concessions have been granted by the Macao Government since 2002; however, if the Macao Government were to allow additional gaming operators in Macao through the grant of additional concessions or subconcessions, we would face additional competition. 20 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK Sociedade de Jogos de Macau, S.A., a company incorporated under the laws of Macao (“SJM”), holds one of the three concessions (which expires in June 2022) and currently operates 20 facilities throughout Macao. Historically, SJM was the only gaming operator in Macao. Many of its gaming facilities are relatively small locations that are offered as amenities in hotels; however, some are large operations, including the Hotel Lisboa and The Grand Lisboa. SJM is currently developing the Grand Lisboa Palace, a 2,000-room resort on Cotai, which is scheduled to open in the second half of 2019. MGM Grand Paradise, S.A. (also known as MGM Grand Paradise Limited), a company incorporated under the laws of Macao (“MGM Grand Paradise”), a joint venture between MGM Resorts International and Pansy Ho Chiu-King, obtained a subconcession from SJM in April 2005 (which subconcession expires in June 2022), allowing the joint venture to conduct gaming operations in Macao. The MGM Grand Macau opened in December 2007 and is located on the Macao Peninsula adjacent to the Wynn Macau. In February 2018, MGM Grand Paradise opened MGM Cotai, which includes approximately 1,400 hotel rooms and other non-gaming amenities and is located behind Sands Cotai Central. Wynn Resorts (Macau) S.A., a company incorporated under the laws of Macao (“Wynn Resorts Macau”), a subsidiary of Wynn Resorts Limited, holds a concession (which expires in June 2022) and owns and operates the Wynn Macau and Encore at Wynn Macau, which opened in September 2006 and April 2010, respectively. In August 2016, Wynn Resorts Macau opened a 1,700-room integrated resort, Wynn Palace, which is located behind the City of Dreams and MGM Cotai. In 2006, Melco Resorts (Macau), S.A., a company incorporated under the laws of Macao (“Melco”), purchased Wynn Resorts Macau’s subconcession right under its gaming concession (which subconcession expires in June 2022), which permitted Melco to receive a gaming subconcession from the Macao Government. In May 2007, Melco opened the Crown Macao, later renamed Altira. In June 2009, Melco opened the City of Dreams, an integrated casino resort located adjacent to our Sands Cotai Central, which includes Nuwa, The Countdown Hotel, and Grand Hyatt hotels. In October 2015, Melco opened its second casino resort on Cotai, Studio City; which includes 1,600 hotel rooms, restaurants, retail, convention and exhibition facilities and other resort attractions. Melco opened the fifth tower at City of Dreams, the 772-room Morpheus Tower, in June 2018. Galaxy Casino S.A. (also known as Galaxy Casino Company Limited), a company incorporated under the laws of Macao (“Galaxy”), holds the third concession (which expires in June 2022) and has the ability to operate casino properties independent of our subconcession agreement with Galaxy and the Macao Government. Galaxy currently operates six casinos in Macao, including StarWorld Hotel, which opened in October 2006; Galaxy Macau, which is located near The Venetian Macao and opened in May 2011; and Broadway Macau, which opened in May 2015. Additionally, in May 2015, Galaxy opened the second phase of its Galaxy Macau property on Cotai. The expansion includes JW Marriott and The Ritz Carlton, comprised of approximately 1,250 hotel rooms, as well as additional restaurants, retail and convention and exhibition facilities. Galaxy is currently developing the third phase of its Galaxy Macau property on Cotai. Our operations also face competition from other gaming and resort destinations, both in Asia and globally. OTHER OPERATIONS As part of our goal of driving visitation to Cotai and improving the customer experience in Macao, we have made targeted investments to help develop Macao’s transportation infrastructure. Our transportation operations consist of our high-speed CotaiJet ferry service between Hong Kong and Macao, CotaiLimo service, CotaiShuttle bus service, an airplane service for VIP and premium players, and travel agencies. 21 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK CotaiJet Ferry Service In November 2007, we launched our high-speed CotaiJet ferry service between the Hong Kong Macau Ferry Terminal and the Taipa Ferry Terminal near our Cotai Strip development. With our 14 ferries, we have the ability to run ferries on 30-minute intervals as needed to meet demand. We transferred approximately 20,000 passengers per day for the year ended December 31, 2018. We provided an average of approximately 49 daily round trip sailings between Macao and Hong Kong. Our CotaiJet ferry service offers the following routes: To/From Hong Kong From/To Macao Hong Kong Macau Ferry Terminal Taipa Ferry Terminal Hong Kong China Ferry Terminal Taipa Ferry Terminal Sky Pier at Hong Kong International Airport Taipa Ferry Terminal The CotaiJet ferry service is fully managed and operated on our behalf by Chu Kong High-Speed Ferry Co., Ltd. of Hong Kong, using catamarans owned by our wholly-owned indirect subsidiaries. Each custom-built catamaran has the capacity to carry more than 400 passengers and operate at top speeds of approximately 42 knots. We operate our passenger ferry service pursuant to a 10-year license granted to us by the Macao Government on January 14, 2010. CotaiLimo Our CotaiLimo service fleet consists of over 90 limousines. It operates 24 hours per day and includes five signature vehicles (five Rolls-Royce Phantom EWB), which are provided on an exclusive basis to our VIP and premium players. Fleet deployment is managed through a centralized dispatch office for all pre-booked services, while additional vehicles are stationed at various locations to provide “on demand” services. CotaiShuttle Bus Service We operate a fleet of 150 (44 owned, 106 rented) complimentary shuttle buses that transport passengers between our properties and from the Macau Maritime Ferry Terminal, the Taipa Ferry Terminal and the Macau International Airport to our properties every five to ten minutes during peak periods. These shuttle buses are also supported by an additional 35 coaches available on request to serve increased demand. The CotaiShuttle also runs to and from two border checkpoints with mainland China, the Gongbei Border Gate and the Lotus Flower Bridge, transporting visitors directly to and between our properties every five to ten minutes during peak periods. The services between the Taipa Ferry Terminal and our properties provide a connecting service for all CotaiJet ferry arrivals and help direct visitors to our properties. In addition, a complimentary shuttle bus service operates between our Cotai properties, Wynn Palace, Studio City, City of Dreams, MGM Cotai, Galaxy Macau and Broadway Macau to enhance the overall Cotai experience. All of these routes maintain a regular schedule, although exact operating hours are dependent on the specific route. Most routes operate for a minimum of 15 hours every day. Airplane Through a Shared Services Agreement with LVS, we have access to a fleet of 19 corporate configured airplanes, three of which are currently stationed permanently in Asia. All airplanes are owned by LVS or by various entities controlled by our Controlling Shareholder and are operated by Sands Aviation, LLC, an affiliate of our Company. We can deploy these airplanes to bring VIP and premium players from around the globe to our properties. 22 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.2 BUSINESS OVERVIEW AND OUTLOOK CotaiTicketing CotaiTicketing was established in 2007 to provide ticketing services for events at all our properties. CotaiTicketing currently sells tickets for events at the Cotai Arena, The Venetian Theatre, The Parisian Theatre, Sands Theatre, The Venetian Macao and Sands Cotai Central ballrooms, and CotaiJet ferry tickets. CotaiTicketing operates seven permanent box office locations across all properties and a call center based in Macao with three language options and direct phone numbers for Asian and North American countries. We also sell tickets online 24 hours per day at our website www.CotaiTicketing.com. This site is available in two languages — English and Simplified Chinese. Travel Agencies We have our own travel agencies, CotaiTravel in Macao and Sands Resorts Travel Limited in Hong Kong. We have also developed partnerships with a large number of tour and travel companies throughout Asia. These agencies assist with reservations and booking for travel to Macao and for various shows and other activities and entertainment amenities at our properties. LEGAL PROCEEDINGS On January 19, 2012, Asian American Entertainment Corporation, Limited (“AAEC”) filed a claim with the Macao Judicial Court (Tribunal Judicial de Base) against VML, LVS Nevada, LVS LLC and Venetian Casino (collectively, the “Defendants”). The claim is for 3.0 billion patacas (approximately US$372 million) as compensation for damages resulting from the alleged breach of agreements entered into between AAEC and the Defendants for their joint presentation of a bid in response to the public tender held by the Macao Government for the award of gaming concessions at the end of 2001. On April 24, 2014, the Macao Judicial Court issued a decision holding that AAEC’s claim against VML is unfounded and that VML be removed as a party to the proceedings, and that the claim should proceed exclusively against the three U.S. Defendants. On May 8, 2014, AAEC lodged an appeal against that decision. The trial of this matter has been scheduled by the Macao Judicial Court for mid-September 2019. This action is in a preliminary stage and management has determined based on proceedings to date that it is currently unable to determine the probability of the outcome of this matter or the range of reasonably possible loss, if any. The Company intends to defend this matter vigorously. The Company is involved in other litigation in addition to those described above, arising in the normal course of business. Management has made certain estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material effect on the Company’s financial condition, results of operations and cash flows. 23 ANNUAL REPORT 2018

SANDS CHINA LTD.

2.3 OUR PROPERTIES

Our operations consist of The Venetian Macao, Sands Cotai Central, The Parisian Macao and The Plaza Macao on Cotai and the Sands Macao on the Macao Peninsula, along with other operations that support these properties, including our high-speed CotaiJet ferry service operating between Hong Kong and Macao.


Immigration
To Zhuhai
Hong Kong-Zhuhai-Macao Bridge
Hong Kong
Zhuhai and Macao Boundary Crossing Facilities
CHINA (Zhuhai)
MACAO PENINSULA
Inner Harbor
St. Paul's ruins
Macau Maritime Ferry Terminal
A-Ma Temple
Outer Harbor
Macau Tower
Sai Van Bridge
Macao-Taipa Bridge
Friendship Bridge
Taipa Ferry Terminal
TAIPA
Macau International Airport
Macao Jockey Club
COTAI
Lotus Flower Bridge
Immigration
CHINA
(Hengqin Island)
COLOANE
Hac Sa Bay
Macao Peninsula
A Sands Macao
Cotai
B The Venetian Macao
C The Plaza Macao
D The Parisian Macao
E Sands Cotai Central
Tropical Garden
Macao Light Rapid Transit (under construction)

24
ANNUAL REPORT 2018

SANDS CHINA LTD.

2.3 OUR PROPERTIES

The following table sets forth data on our existing operations as at December 31, 2018:

	The Venetian Macao	Sands Cotai Central	The Parisian Macao	The Plaza Macao	Sands Macao	Total
Opening date	August 2007	April 2012(i)	September 2016	August 2008	May 2004	
Hotel rooms and suites	2,841	6,246	2,333	360	238	12,018
Paiza suites	64	-	208	-	51	323
Paiza mansions	-	-	-	19	-	19
MICE (square feet)	1,200,000	369,000	63,000	28,000	-	1,660,000
Theatre (seats)	1,800	1,701	1,200	-	650	-
Arena (seats)	15,000	-	-	-	-	-
Total retail (square feet)	943,000	520,000	296,000	242,000	50,000	2,051,000
Number of shops	356	158	155	141	15	825
Number of restaurants and food outlets	57	53	23	8	10	151
Total gaming facility (square feet)	374,000	367,000	253,000	105,000	213,000	1,312,000
Gaming units:						
Tables(ii)	644	392	327	116	206	1,685
Slots	1,414	1,118	870	157	715	4,274

Notes:

(i) Sands Cotai Central consists of the Conrad and Holiday Inn tower, the first Sheraton tower, the second Sheraton tower and the St. Regis tower, which opened in April 2012, September 2012, January 2013 and December 2015, respectively.

(ii) Permanent table count as at December 31, 2018.

The Venetian Macao

In August 2007, we opened The Venetian Macao, the anchor property of our Cotai development, located approximately three kilometers from the Taipa Ferry Terminal on Macao's Taipa Island, and ten kilometers from the bridge linking Hong Kong, Macao and Zhuhai. As of December 31, 2018, The Venetian Macao included approximately 374,000 square feet of casino and gaming areas spread across exclusive VIP rooms and an expansive mass market gaming floor.

As of December 31, 2018, The Venetian Macao featured 644 table games and 1,414 slot machines or similar electronic gaming devices. The mass market gaming floor is divided into four uniquely designed areas: Red Dragon, Golden Fish, Phoenix and Imperial House. The Venetian Macao, with a theme similar to The Venetian Las Vegas, features replicas of many famous sites in Venice, Italy, including St. Mark's Square, the Campanile Tower and Doge's Palace. During the year ended December 31, 2018, The Venetian Macao had approximately 36.4 million visitors.

In addition to gaming facilities, The Venetian Macao features a 39-floor five-star hotel tower with 2,841 standard hotel suites and 64 Paiza suites. Standard suites consist of a raised sleeping area and bathroom as well as a sunken living/working area. We believe these designs are responsive to the needs of regional leisure and business travelers as well as patrons, and help attract more multi-night leisure or business visitors to Macao, as typically seen in Las Vegas. The 64 Paiza suites range from 2,300 to 8,000 square feet. Each Paiza suite in The Venetian Macao offers a living room, a dining room, at least two bedrooms and private concierge service. Some larger suites include a private massage room, gym, pool and media/karaoke room.

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ANNUAL REPORT 2018

SANDS CHINA LTD. 2.3 OUR PROPERTIES The Venetian Macao also provides a broad selection of entertainment options and amenities that cater to mass market customers, including families, and also targets VIP and premium players with special products and services, such as the Paiza Club. The Venetian Macao has approximately 943,000 square feet of retail and dining areas at the Shoppes at Venetian, consisting of more than 350 stores and over 50 world-class restaurants, including a food court. Visitors and guests can access the Shoppes at Venetian from several different locations, including the main road through Cotai, the Shoppes at Four Seasons, The Venetian Macao hotel and The Venetian Macao gaming floor. Offerings include a wide variety of shops, ranging from well-known international brands such as Furla, Stuart Weitzman, Hugo Boss, Coach, Ed Hardy, Armani Exchange and Jo Malone, to mid-level retail offerings such as Lululemon, MLB, M.A.C., Innisfree, Maje, Sandro, The North Face and ba&sh. The mall has an extensive selection of high-end jewelry and watch retailers such as Rolex, Omega, Bvlgari, Tiffany & Co., Cartier, Breguet, Piaget and Chaumet. The restaurants and stores are set along streetscapes reminiscent of historical streetscapes in Venice. The common areas within the retail space include St. Mark’s Square and three indoor canals with gondola rides, similar to the Grand Canal Shoppes in Las Vegas. In addition, The Venetian Macao features a convention center and meeting room complex of approximately 1.2 million square feet, CotaiExpo. These MICE facilities provide a flexible and expansive space that can be configured to provide small, mid-size or large meeting rooms and/or accommodate large-scale multi-media events or trade shows. MICE events typically take place on weekdays, thereby drawing traffic during the portion of the week when hotels and casinos in Macao normally experience lower demand relative to weekends and holidays, when occupancy and room rates are typically at their peak due to leisure travel. The Venetian Macao also has a 15,000-seat arena, the Cotai Arena, which has hosted a wide range of entertainment and sporting events, and a 1,800-seat theatre. The refurbishment of The Venetian Macao hotel tower including all 2,905 suites, was completed in late January 2018. Sands Cotai Central Sands Cotai Central is located across the street from The Venetian Macao, The Parisian Macao and The Plaza Macao and is our largest integrated resort on Cotai. Sands Cotai Central opened in phases, beginning in April 2012. The property features four hotel towers: the first hotel tower, which opened in April 2012, consisting of 654 five-star rooms and suites under the Conrad brand and 1,224 four-star rooms and suites under the Holiday Inn brand; the second hotel tower, which opened in September 2012, consisting of 1,842 rooms and suites under the Sheraton brand; the third hotel tower, which opened in January 2013, consisting of 2,126 rooms and suites under the Sheraton brand; and the fourth tower, which opened in December 2015, consisting of 400 rooms and suites under the St. Regis brand. Sands Cotai Central currently operates approximately 367,000 square feet of gaming space, with 392 table games and 1,118 slot machines or similar electronic gaming devices, and includes exclusive VIP rooms designed for VIP and premium players. Sands Cotai Central also has approximately 369,000 square feet of meeting space, a 1,701-seat theatre and approximately 520,000 square feet of retail space with more than 150 stores and over 50 restaurants and food outlets. For the year ended December 31, 2018, Sands Cotai Central had a total of approximately 19.7 million visits. In December 2012, we opened a fully enclosed climate-controlled footbridge between Sands Cotai Central and The Plaza Macao, with moving walkways to enhance the inter-connectivity and accessibility between our Cotai Strip properties. 26 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.3 OUR PROPERTIES In 2018, we announced the renovation, expansion and rebranding of Sands Cotai Central into a new destination integrated resort, The Londoner Macao, by adding extensive thematic elements both externally and internally. The Londoner Macao will feature new attractions and features from London, including some of London’s most recognizable landmarks and expanded retail and food and beverage venues. We will add approximately 370 luxury suites in the apart-hotel tower adjacent to the St. Regis Macao. Design work is nearing completion and construction is being initiated and will be phased to minimize disruption during the property’s peak periods. We expect the apart-hotel tower at The Londoner Macao to be completed in the first quarter of 2020 and The Londoner Macao project to be completed in phases throughout 2020 and 2021. The Parisian Macao On September 13, 2016, we opened The Parisian Macao, a themed, iconic, “must-see” integrated resort connected to The Venetian Macao and The Plaza Macao, which includes 253,000 square feet of gaming space with 327 table games and 870 slot machines or similar electronic gaming devices. The Parisian Macao also features approximately 2,500 elegantly appointed rooms and suites and the Shoppes at Parisian, approximately 296,000 square feet of unique retail shopping with more than 150 stores featuring many international brands and home to 23 restaurants and food outlets featuring an international assortment of cuisines. Other non-gaming amenities at The Parisian Macao include a meeting room complex of approximately 63,000 square feet and a 1,200-seat theatre. Directly in front of The Parisian Macao, and connected via a covered walk-way to the main building, is a half-scale authentic re-creation of the Eiffel Tower containing a viewing platform and restaurant. The Parisian Macao welcomed approximately 14.1 million visits for the year ended December 31, 2018. 27 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.3 OUR PROPERTIES The Plaza Macao In August 2008, we opened The Plaza Macao, which is located adjacent to The Venetian Macao. The Plaza Macao includes the Four Seasons Hotel Macao (360 rooms and suites managed by Four Seasons Hotels Inc.), the Shoppes at Four Seasons with more than 140 shops from the world’s leading luxury retail brands, and the Plaza Casino (which we own and operate), and features approximately 105,000 square feet of gaming space with 116 table games and 157 slot machines or similar electronic gaming devices; 19 Paiza Mansions; several food and beverage offerings; conference and banquet facilities; and the Shoppes at Four Seasons, which comprise retail space of approximately 242,000 square feet and is connected to the Shoppes at Venetian and the Shoppes at Cotai Central. The ultra-exclusive Paiza Mansions at The Plaza Macao were completed and introduced to the VIP market in July 2009. For the year ended December 31, 2018, The Plaza Macao had a total of approximately 23.1 million visits. The refurbishment of the 360 rooms and suites comprising the Four Seasons Hotel Macao, was completed in early August 2017. In 2018, we announced the Four Seasons Tower Suites Macao, which will feature approximately 290 additional premium quality suites. We have completed the structural work of the tower and have commenced preliminary build out of the suites. We expect the project to be completed in the first quarter of 2020. Sands Macao We opened the Sands Macao in May 2004. The Sands Macao was the first Las Vegas-style casino in Macao and currently contains a mix of gaming areas for mass market, VIP and premium players, and entertainment and dining facilities, and hotel suites. The Sands Macao is situated on the Macao Peninsula near the Macau Maritime Ferry Terminal, on a waterfront parcel centrally located between the Gongbei border gate and the central business district in Macao. This location provides the Sands Macao access to a large customer base, particularly the approximately 10.4 million visits in 2018 by visitors who arrived in Macao by sea at the Taipa Ferry Terminal or the Macau Maritime Ferry Terminal. For the year ended December 31, 2018, the Sands Macao had a total of approximately 5.9 million visits. As of December 31, 2018, the Sands Macao features 289 suites, which are furnished with modern amenities. The Sands Macao also included approximately 213,000 square feet of gaming space and had 206 table games and 715 slot machines or similar electronic gaming devices. In addition to gaming facilities and hotel accommodations, the Sands Macao also includes restaurants, spa facilities, entertainment areas and other amenities. The dining venues feature popular regional cuisine and include a Cantonese restaurant, and an upscale western-style steakhouse. 28 ANNUAL REPORT 2018

SANDS CHINA LTD.
2.3 OUR PROPERTIES

Our Development Projects

The map below indicates the location of our existing Cotai Strip properties. As noted above, in 2018, we announced the renovation, expansion and rebranding of Sands Cotai Central into a new destination integrated resort, The Londoner Macao, by adding extensive thematic elements both externally and internally. The Londoner Macao will feature new attractions and features from London, including some of London's most recognizable landmarks and expanded retail and food and beverage venues. We will add approximately 370 luxury suites in the apart-hotel tower adjacent to the St. Regis Macao. Design work is nearing completion and construction is being initiated and will be phased to minimize disruption during the property's peak periods. We expect the apart-hotel tower at The Londoner Macao to be completed in the first quarter of 2020 and The Londoner Macao project to be completed in phases throughout 2020 and 2021.

In 2018, we also announced the Four Seasons Tower Suites Macao, which will feature approximately 290 additional premium quality suites. We have completed the structural work of the tower and have commenced preliminary build out of the suites. We expect the project to be completed in the first quarter of 2020.

We anticipate the total costs associated with these development projects to be approximately US$2.2 billion. The ultimate costs and completion dates for these projects are subject to change as we finalize our planning and design work and complete the projects.


Lake and Nature Preserve
Macau University of Science & Technology
Taipa Ferry Terminal
Hong Kong-Zhuhai-Macao Bridge
Macau Int'l Airport
The Venetian Macao (Parcel 1)
The Plaza Macao (Parcel 2)
Sands Cotai Central (Parcels 5&6)
The Parisian Macao (Parcel 3)
Tropical Garden
Lake and Nature Preserve
Customs Immigration
China Border
Company's Operating Asset
Third Party Development

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ANNUAL REPORT 2018

SANDS CHINA LTD. 2.3 OUR PROPERTIES Our Land Concessions We have received land concessions from the Macao Government to build the Sands Macao and Parcels 1, 2, 3 and 5 and 6 on Cotai, the sites on which The Venetian Macao (Parcel 1), The Plaza Macao (Parcel 2), The Parisian Macao (Parcel 3) and Sands Cotai Central (Parcels 5 and 6) are located. We do not own these parcels; however, the land concessions, which have an initial term of 25 years and are renewable at our option in accordance with Macao laws, grant us exclusive use of the land. As specified in each land concession, we are required to pay premiums, which are either payable in a single lump sum upon acceptance of the land concession or in seven semi-annual installments, as well as annual rent for the term of the land concession, which may be revised every five years by the Macao Government. 30 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS KEY OPERATING REVENUE MEASUREMENTS Operating revenues at The Venetian Macao, Sands Cotai Central, The Parisian Macao and The Plaza Macao are dependent upon the volume of customers who stay at the hotel, which affects the price that can be charged for hotel rooms and our gaming volume. Operating revenues at the Sands Macao are principally driven by casino customers who visit the properties on a daily basis. The following are the key measurements we use to evaluate operating revenues: Casino revenue measurements: Table games are segregated into two groups, consistent with the Macao market’s convention: Rolling Chip play (all VIP players) and Non-Rolling Chip play (mostly non-VIP players). The volume measurement for Rolling Chip play is non-negotiable gaming chips wagered and lost. The volume measurement for Non-Rolling Chip play is table games drop (“drop”), which is the sum of markers issued (credit instruments), cash deposited in the table drop box and gaming chips purchased or exchanged at the cage. Rolling Chip and Non-Rolling Chip volume measurements are not comparable as the amounts wagered and lost are substantially higher than the amounts dropped. Slot handle, also a volume measurement, is the gross amount wagered for the period cited. We view Rolling Chip win as a percentage of Rolling Chip volume, Non-Rolling Chip win as a percentage of drop and slot hold as a percentage of slot handle. Win or hold percentage represents the percentage of Rolling Chip volume, Non-Rolling Chip drop or slot handle won by the casino and recorded as casino revenue. Our win and hold percentages are calculated before discounts, commissions, deferring revenue associated with our loyalty programs and allocating casino revenues related to goods and services provided to patrons on a complimentary basis. Based upon our mix of table games, our Rolling Chip win percentage is expected to be 3.0% to 3.3%. Generally, slot machine play is conducted on a cash basis. Approximately 15.3% of our table games play was conducted on a credit basis for the year ended December 31, 2018. Hotel revenue measurements: Performance indicators used are occupancy rate, which is the average percentage of available hotel rooms occupied during a period, and average daily rate, which is the average price of occupied rooms per day. Available rooms exclude those rooms unavailable for occupancy during the period due to renovation, development or other requirements. Revenue per available room represents a summary of hotel average daily rates and occupancy. Because not all available rooms are occupied, average daily rates are normally higher than revenue per available room. Reserved rooms where the guests do not show up for their stay and lose their deposit, or rooms where guests check out early, may be re-sold to walk-in guests. Mall revenue measurements: Occupancy, base rent per square foot and tenant sales per square foot are used as performance indicators. Occupancy represents GLOA divided by GLA at the end of the reporting period. GLOA is the sum of: (1) tenant occupied space under lease and (2) tenants no longer occupying space, but paying rent. GLA does not include space currently under development or not on the market for lease. Base rent per square foot is the annualized base, or minimum, rent charge in effect at the end of the reporting period, which is calculated on a weighted average basis, for all tenants that would qualify to be included in occupancy. Tenant sales per square foot is the sum of reported comparable sales for the trailing 12 months divided by the comparable square footage for the same period. Only tenants that have been open for a minimum of 12 months are included in the tenant sales per square foot calculation. 31 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS RESULTS OF OPERATIONS Year Ended December 31, 2018 Compared to the Year Ended December 31, 2017 Net Revenues Our net revenues consisted of the following: Year ended December 31, 2018 2017 Percent change US$ in millions    Casino 6,816 5,880 15.9% Rooms 734 651 12.7% Mall 507 479 5.8% Food and beverage 304 292 4.1% Convention, ferry, retail and other 304 284 7.0% Total net revenues 8,665 7,586 14.2%    Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation. Net revenues were US$8.67 billion for the year ended December 31, 2018, an increase of 14.2%, compared to US$7.59 billion for the year ended December 31, 2017. Net revenues increased in all business categories, mainly driven by an increase in visitation as well as growth in the overall Macao gaming market. We continued to enjoy market-leading visitation in Macao and focused on driving the high-margin mass market gaming business, while providing luxury amenities and high service levels to our VIP and premium players. Our net casino revenues for the year ended December 31, 2018 were US$6.82 billion, an increase of 15.9%, compared to US$5.88 billion for the year ended December 31, 2017. The increase was mainly attributable to revenue increases across all properties, especially at The Venetian Macao, as a result of strong growth in both the VIP and mass segments. Strong results in our properties on Cotai continue to demonstrate the competitive advantage of our integrated resort business model. 32 ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

The following table summarizes the results of our casino activity:

	Year ended December 31, 2018	2017	Change
		US$ in millions	
The Venetian Macao			
Total net casino revenues	**2,829**	2,362	19.8%
Non-Rolling Chip drop	**9,068**	7,399	22.6%
Non-Rolling Chip win percentage	**24.7%**	25.2%	(0.5) pts
Rolling Chip volume	**32,148**	26,239	22.5%
Rolling Chip win percentage(i)	**3.55%**	3.34%	0.21 pts
Slot handle	**3,303**	2,929	12.8%
Slot hold percentage	**4.6%**	5.3%	(0.7) pts
Sands Cotai Central			
Total net casino revenues	**1,622**	1,433	13.2%
Non-Rolling Chip drop	**6,722**	5,996	12.1%
Non-Rolling Chip win percentage	**21.4%**	20.7%	0.7 pts
Rolling Chip volume	**10,439**	10,621	(1.7)%
Rolling Chip win percentage(i)	**3.59%**	3.09%	0.50 pts
Slot handle	**4,811**	4,802	0.2%
Slot hold percentage	**3.9%**	4.1%	(0.2) pts
The Parisian Macao			
Total net casino revenues	**1,265**	1,120	12.9%
Non-Rolling Chip drop	**4,323**	3,973	8.8%
Non-Rolling Chip win percentage	**21.1%**	19.6%	1.5 pts
Rolling Chip volume	**19,049**	18,275	4.2%
Rolling Chip win percentage(i)	**3.19%**	3.14%	0.05 pts
Slot handle	**4,837**	3,729	29.7%
Slot hold percentage	**2.9%**	3.3%	(0.4) pts
The Plaza Macao			
Total net casino revenues	**502**	391	28.4%
Non-Rolling Chip drop	**1,365**	1,284	6.3%
Non-Rolling Chip win percentage	**24.9%**	22.7%	2.2 pts
Rolling Chip volume	**13,100**	10,040	30.5%
Rolling Chip win percentage(i)	**2.95%**	2.59%	0.36 pts
Slot handle	**565**	436	29.6%
Slot hold percentage	**6.1%**	7.4%	(1.3) pts
Sands Macao			
Total net casino revenues	**598**	574	4.2%
Non-Rolling Chip drop	**2,565**	2,457	4.4%
Non-Rolling Chip win percentage	**18.4%**	19.0%	(0.6) pts
Rolling Chip volume	**5,705**	4,309	32.4%
Rolling Chip win percentage(i)	**3.12%**	2.79%	0.33 pts
Slot handle	**2,569**	2,420	6.2%
Slot hold percentage	**3.1%**	3.3%	(0.2) pts

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

(i) This compares to our expected Rolling Chip win percentage of 3.0% to 3.3% (calculated before discounts, commissions, deferring revenue associated with our loyalty program and allocating casino revenues related to goods and services provided to patrons on a complimentary basis).

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ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Room revenues for the year ended December 31, 2018 were US$734 million, an increase of 12.7%, compared to US$651 million for the year ended December 31, 2017. The increase was primarily driven by increased demand and higher average daily rate at The Venetian Macao and Sands Cotai Central. During the year ended December 31, 2018, there were approximately 18% fewer average rooms available at The Parisian Macao compared to the year ended December 31, 2017, due to the construction work that was underway to combine and convert standard rooms to suites.

The following table summarizes the results of our room activity:

	Year ended December 31,		
	2018	2017	Change
	US$ in millions, except average daily rate and revenue per available room		
The Venetian Macao			
Total room revenues	**223**	179	24.6%
Occupancy rate	**95.9%**	91.4%	4.5 pts
Average daily rate (in US$)	**225**	214	5.1%
Revenue per available room (in US$)	**216**	196	10.2%
Sands Cotai Central			
Total room revenues	**331**	291	13.7%
Occupancy rate	**94.8%**	86.6%	8.2 pts
Average daily rate (in US$)	**157**	149	5.4%
Revenue per available room (in US$)	**149**	129	15.5%
The Parisian Macao			
Total room revenues	**124**	128	(3.1)%
Occupancy rate	**96.3%**	90.4%	5.9 pts
Average daily rate (in US$)	**155**	141	9.9%
Revenue per available room (in US$)	**149**	128	16.4%
The Plaza Macao			
Total room revenues	**39**	34	14.7%
Occupancy rate	**88.7%**	82.1%	6.6 pts
Average daily rate (in US$)	**323**	343	(5.8)%
Revenue per available room (in US$)	**286**	281	1.8%
Sands Macao			
Total room revenues	**17**	19	(10.5)%
Occupancy rate	**98.6%**	97.7%	0.9 pts
Average daily rate (in US$)	**164**	188	(12.8)%
Revenue per available room (in US$)	**162**	184	(12.0)%

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

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ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Mall revenues for the year ended December 31, 2018 increased 5.8%, to US$507 million, compared to US$479 million for the year ended December 31, 2017. The increase was primarily driven by increased turnover fees from Shoppes at Four Seasons, Shoppes at Venetian and Shoppes at Cotai Central, as well as the additional retail space available at Shoppes at Cotai Central.

The following table summarizes the results of our mall activity on Cotai:

	Year ended December 31,		
	2018 (i)	2017	Change
	US$ in millions, except per square foot amount		
The Venetian Macao			
Total mall revenues	**233**	219	6.4%
Mall gross leasable area (in square feet)	**813,376**	786,429	3.4%
Occupancy	**90.3%**	97.2%	(6.9) pts
Base rent per square foot (in US$)	**263**	247	6.5%
Tenant sales per square foot (in US$)(ii)	**1,746**	1,389	25.7%
Sands Cotai Central (iii)			
Total mall revenues	**69**	63	9.5%
Mall gross leasable area (in square feet)	**519,681**	424,309	22.5%
Occupancy	**91.5%**	93.5%	(2.0) pts
Base rent per square foot (in US$)	**108**	113	(4.4)%
Tenant sales per square foot (in US$)(ii)	**892**	744	19.9%
The Parisian Macao			
Total mall revenues	**57**	66	(13.6)%
Mall gross leasable area (in square feet)	**295,915**	300,218	(1.4)%
Occupancy	**89.8%**	93.4%	(3.6) pts
Base rent per square foot (in US$)	**156**	218	(28.4)%
Tenant sales per square foot (in US$)(ii)	**649**	574	13.1%
The Plaza Macao			
Total mall revenues	**145**	131	10.7%
Mall gross leasable area (in square feet)	**241,548**	257,859	(6.3)%
Occupancy	**99.0%**	99.6%	(0.6) pts
Base rent per square foot (in US$)	**460**	456	0.9%
Tenant sales per square foot (in US$)(ii)	**4,373**	3,500	24.9%

(i) Excludes the results of our mall operations at Sands Macao.

(ii) Tenant sales per square foot reflects sales from tenants only after the tenant has been opened for a period of 12 months.

(iii) The Shoppes at Cotai Central will feature up to an estimated 600,000 square feet of gross leasable area upon completion of all phases of Sands Cotai Central's renovation, rebranding and expansion to The Londoner Macao.

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ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Food and beverage revenues for the year ended December 31, 2018 increased 4.1%, to US$304 million, compared to US$292 million for the year ended December 31, 2017. The increase was primarily driven by an increase in property visitation.

Convention, ferry, retail and other revenues for the year ended December 31, 2018 were US$304 million, an increase of 7.0%, compared to US$284 million for the year ended December 31, 2017. The increase was primarily attributable to an insurance recovery for business interruption caused by Typhoons Hato and Mangkhut.

Operating Expenses

Our operating expenses consisted of the following:

	Year ended December 31,		
	2018	2017	Percent change
	(US$ in millions)		
Casino	**4,216**	3,646	15.6%
Rooms	**185**	176	5.1%
Mall	**53**	53	—%
Food and beverage	**252**	241	4.6%
Convention, ferry, retail and other	**212**	209	1.4%
Provision for credit losses, net	**9**	4	125.0%
General and administrative	**672**	657	2.3%
Corporate	**125**	121	3.3%
Pre-opening	**5**	7	(28.6)%
Depreciation and amortization	**655**	676	(3.1)%
Net foreign exchange (gains)/losses	**(4)**	11	(136.4)%
Loss on disposal of property and equipment, investment properties and intangible assets	**131**	12	991.7%
Total operating expenses	**6,511**	5,813	12.0%

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

Operating expenses were US$6.51 billion for the year ended December 31, 2018, an increase of 12.0%, compared to US$5.81 billion for the year ended December 31, 2017. The increase in operating expenses was primarily due to increases of business volumes across all business categories.

Casino expenses for the year ended December 31, 2018 were US$4.22 billion, an increase of 15.6%, compared to US$3.65 billion for the year ended December 31, 2017. The increase was primarily due an increase in gaming taxes as a result of increased casino revenues.

Room expenses for the year ended December 31, 2018 were US$185 million, an increase of 5.1%, compared to US$176 million for the year ended December 31, 2017. The increase was mainly driven by increases in payroll and other operating expenses as a result of higher hotel occupancy.

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ANNUAL REPORT 2018

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS Food and beverage expenses for the year ended December 31, 2018 were US$252 million, an increase of 4.6%, compared to US$241 million for the year ended December 31, 2017. The increase was primarily driven by increases in cost of sales and payroll consistent with higher business volumes. Convention, ferry, retail and other expenses for the year ended December 31, 2018 were US$212 million, an increase of 1.4% compared to US$209 million for the year ended December 31, 2017. The increase was primarily driven by higher fuel costs for our ferry operations. Provision for credit losses, net for the year ended December 31, 2018 were US$9 million, an increase of 125.0% compared to US$4 million for the year ended December 31, 2017. The increase was primarily driven by increased provision for premium direct players. General and administrative expenses were US$672 million for the year ended December 31, 2018, an increase of 2.3% compared to US$657 million for the year ended December 31, 2017. The increase was primarily driven by increase in payroll and related costs and information technology-related expenses. Corporate expenses were US$125 million for the year ended December 31, 2018, an increase of 3.3% compared to US$121 million for the year ended December 31, 2017. The increase was primarily driven by increase in royalty fees due to increased revenues for the operation of The Venetian Macao, The Plaza Macao and Sands Macao. Depreciation and amortization expense was US$655 million for the year ended December 31, 2018, a decrease of 3.1%, compared to US$676 million for the year ended December 31, 2017. During the year ended December 31, 2017, the Group completed an evaluation of the estimated useful lives of its property and equipment and investment properties and determined changes to the useful lives of certain assets were appropriate. These changes in estimated useful lives of the assets were accounted for as changes in accounting estimates beginning on July 1, 2017. The impact of this change for the year ended December 31, 2018 was a decrease in depreciation expense of US$82 million. The aforementioned decrease was partially offset by a US$70 million increase due to the acceleration of depreciation on certain assets to be disposed of in conjunction with The Londoner Macao project. Net foreign exchange gains for the year ended December 31, 2018 were US$4 million and were primarily associated with U.S. dollar denominated debt. This compared with net foreign exchange losses of US$11 million for the year ended December 31, 2017. Loss on disposal of property and equipment, investment properties and intangible assets was US$131 million for the year ended December 31, 2018, compared with a loss of US$12 million for the year ended December 31, 2017. The increase was primarily due to US$128 million of assets disposed of related to the Four Seasons Tower Suites Macao project. 37 ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Adjusted Property EBITDA[i]

The following table summarizes information related to our segments:

	Year ended December 31,		
	2018	2017	Percent change
		US$ in millions	
The Venetian Macao	**1,378**	1,137	21.2%
Sands Cotai Central	**759**	633	19.9%
The Parisian Macao	**484**	412	17.5%
The Plaza Macao	**262**	233	12.4%
Sands Macao	**178**	174	2.3%
Ferry and other operations	**18**	22	(18.2)%
Total adjusted property EBITDA	**3,079**	2,611	17.9%

Adjusted property EBITDA for the year ended December 31, 2018 increased 17.9% to US$3.08 billion, compared to US$2.61 billion for the year ended December 31, 2017. The increase was driven by the revenue increases in all business categories. The management team continues to focus on operational efficiencies and cost control measures throughout both the gaming and non-gaming areas of the business, maintaining a market-leading adjusted property EBITDA.

(i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains/(losses), impairment loss, gain/(loss) on disposal of property and equipment, investment properties and intangible assets, interest, gain/(loss) on modification or early retirement of debt and income tax benefit/(expense). Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Gaming companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific casino properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments and debt principal repayments, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies.

38

ANNUAL REPORT 2018

SANDS CHINA LTD. 2.4 MANAGEMENT DISCUSSION AND ANALYSIS Interest Expense The following table summarizes information related to interest expense: Year ended December 31, 2018 2017 Percent change US$ in millions    Interest and other finance costs Less: interest capitalized Interest expense, net    229 155 47.7% (4) (2) 100.0% 225 153 47.1%    Interest expense, net of amounts capitalized, was US$225 million for the year ended December 31, 2018, compared to US$153 million for the year ended December 31, 2017. The increase was primarily due to a US$74 million increase in interest and other finance costs, primarily driven by a US$112 million increase in interest expense of Senior Notes (defined below) issued in August 2018, partially offset by US$9 million of net interest income related to interest rate swaps and a US$32 million decrease in interest expense of the 2016 VML Credit Facility repaid in August 2018. Our weighted average interest rate for the year ended December 31, 2018 was approximately 4.6%, compared to 3.3% for the year ended December 31, 2017. The weighted average interest rates are calculated based on total interest expense (including amortization of deferred financing costs, standby fees and other financing costs and interest capitalized) and total weighted average borrowings. Profit for the Year Profit for the year ended December 31, 2018 was US$1.87 billion, an increase of 17.0%, compared to US$1.60 billion for the year ended December 31, 2017. LIQUIDITY, FINANCIAL AND CAPITAL RESOURCES We fund our operations through cash generated from our operations and our debt financing. As at December 31, 2018, we held cash and cash equivalents of US$2.68 billion, which were primarily generated from our operations and the remaining net proceeds from the issuance of the Senior Notes (defined below). Such cash and cash equivalents were primarily held in HK$ and US$. 39 ANNUAL REPORT 2018

SANDS CHINA LTD.
2.4 MANAGEMENT DISCUSSION AND ANALYSIS

On August 9, 2018, we issued three series of senior unsecured unregistered notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% senior notes due August 8, 2023 (the "2023 Notes"), US$1.80 billion of 5.125% senior notes due August 8, 2025 (the "2025 Notes") and US$1.90 billion of 5.400% senior notes due August 8, 2028 (the "2028 Notes" and together with the 2023 Notes and 2025 Notes, the "Senior Notes"). A portion of the net proceeds from the issuance was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. The revolving portion of the 2016 VML Credit Facility remained in place following that issuance. On November 20, 2018, we entered into a facility agreement, dated November 20, 2018, (the "2018 SCL Credit Facility"), which provides for a US$2.0 billion revolving credit facility (the "2018 SCL Revolving Facility") effective as of November 21, 2018, and we canceled the remaining commitments under the 2016 VML Credit Facility. We will use the remaining net proceeds from the issuance of the Senior Notes for general corporate purposes, including capital expenditures. In connection with the Senior Notes, we entered into fixed-to-variable interest rate swap contracts.

On December 21, 2018, we launched an exchange offer to exchange all the unregistered notes referred to above with notes which have been registered under the United States Securities Act 1933 ("U.S. Securities Act"). The terms of these new notes are identical in all material respects to the unregistered notes, except that the new notes have been registered under the U.S. Securities Act and do not have any of the transfer restrictions, any of the registration provisions and certain inapplicable interest provisions relating to the unregistered notes. The exchange offer expired on January 25, 2019.

As at December 31, 2018, we had US$2.0 billion of available borrowing capacity under the 2018 SCL Revolving Facility.

Cash Flows — Summary

Our cash flows consisted of the following:

	Year ended December 31,	
	2018	2017
	US$ in millions	
Net cash generated from operating activities	**3,049**	2,626
Net cash used in investing activities	**(513)**	(461)
Net cash used in financing activities	**(1,099)**	(2,207)
Net increase/(decrease) in cash and cash equivalents	**1,437**	(42)
Cash and cash equivalents at beginning of year	**1,239**	1,284
Effect of exchange rate on cash and cash equivalents	**—**	(3)
Cash and cash equivalents at end of year	**2,676**	1,239

40
ANNUAL REPORT 2018

SANDS CHINA LTD.

2.4 MANAGEMENT DISCUSSION AND ANALYSIS

Cash Flows — Operating Activities

We derive most of our operating cash flows from our casino, mall and hotel operations. Net cash generated from operating activities for the year ended December 31, 2018 increased 16.1% to US$3.05 billion, compared to US$2.63 billion for the year ended December 31, 2017. The increase in net cash generated from operating activities was primarily attributable to the increase in operating income, partially offset by a lower benefit from our working capital accounts.

Cash Flows — Investing Activities

Net cash used in investing activities for the year ended December 31, 2018 was US$513 million and was primarily attributable to capital expenditures for development projects, as well as maintenance capital spending. Capital expenditures for the year ended December 31, 2018, totaled US$532 million, including US$179 million, US$130 million and US$130 million for construction and development activities at The Venetian Macao, Sands Cotai Central and The Parisian Macao, respectively, and US$93 million for projects mainly at The Plaza Macao and Sands Macao.

Cash Flows — Financing Activities

Net cash used in financing activities for the year ended December 31, 2018 was US$1.10 billion, which was primarily attributable to US$4.34 billion of net repayments on the 2016 VML Credit Facility, US$2.05 billion in dividend payments and US$218 million in interest and deferred financing costs payments, partially offset by US$5.5 billion proceeds from the issuance of the Senior Notes.

CAPITAL EXPENDITURES

The following table sets forth our capital expenditures, excluding capitalized interest and construction payables:

	Year ended December 31,	
	2018	2017
	US$ in millions	
The Venetian Macao	**179**	152
Sands Cotai Central	**130**	84
The Parisian Macao	**130**	204
The Plaza Macao	**63**	22
Sands Macao	**29**	10
Ferry and other operations	**1**	5
Total capital expenditures	**532**	477

Capital expenditures are used primarily for new projects and to renovate, upgrade and maintain existing properties.

41

ANNUAL REPORT 2018

SANDS CHINA LTD.
2.4 MANAGEMENT DISCUSSION AND ANALYSIS

In 2018, we announced the renovation, expansion and rebranding of Sands Cotai Central into a new destination integrated resort, The Londoner Macao, by adding extensive thematic elements both externally and internally. The Londoner Macao will feature new attractions and features from London, including some of London's most recognizable landmarks, and expanded retail and food and beverage venues. We will add approximately 370 luxury suites in the apart-hotel tower adjacent to the St. Regis Macao. Design work is nearing completion and construction is being initiated and will be phased to minimize disruption during the property's peak periods. We expect the apart-hotel tower at The Londoner Macao to be completed in 2020 and The Londoner Macao project to be completed in phases throughout 2020 and 2021.

In 2018, we also announced the Four Seasons Tower Suites Macao, which will feature approximately 290 additional premium quality suites. We expect the project to be completed in the first quarter of 2020.

We anticipate the total costs associated with these development projects to be approximately US$2.2 billion. The ultimate costs and completion dates for these projects are subject to change as we finalize our planning and design work and complete the projects. We expect to fund our developments through a combination of the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from the 2018 SCL Credit Facility and operating cash flows.

CAPITAL COMMITMENTS

Future commitments for property and equipment that are not recorded in the financial statements herein are as follows:

	December 31,	
	2018	2017
	US$ in millions	
Contracted but not provided for	**507**	201

DIVIDENDS

On January 18, 2019, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 4, 2019. The interim dividend, amounting in aggregate to HK$8.0 billion (equivalent to US$1.02 billion), was paid on February 22, 2019.

On March 15, 2019, the Board proposed the payment of a final dividend of HK$1.00 (equivalent to US$0.127) per share, which is subject to the approval of the Shareholders at the forthcoming annual general meeting. Based on the ordinary shares in issue as at February 28, 2019, the total amount of the final dividend to be distributed is estimated to be approximately HK$8.08 billion (equivalent to US$1.03 billion).

CONTINGENT LIABILITIES AND RISK FACTORS

The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on our financial position, results of operations or cash flows.

CHARGES ON GROUP ASSETS

There were no charges on the Group's assets as at December 31, 2018.

42
ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS The Company has identified the following as priority risks of the Group. You should carefully consider the priority risk factors set forth below as well as the other information contained in this Annual Report in connection with evaluating the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our business, financial condition, results of operations and cash flows. The Macao Government could grant additional rights to conduct gaming in the future. We hold a subconcession under one of only six gaming concessions and subconcessions authorized by the Macao Government to operate casinos in Macao. No additional concessions or subconcessions have been granted since 2002. If the Macao Government were to allow additional gaming operators in Macao, we would face additional competition, which could have a material adverse effect on our financial condition, results of operations and cash flows. Our business is particularly sensitive to reductions in discretionary consumer and corporate spending as a result of downturns in the economy. Consumer demand for hotel/casino resorts, trade shows and conventions and for the type of luxury amenities we offer is particularly sensitive to downturns in the economy and the corresponding impact on discretionary spending. Changes in discretionary consumer spending or corporate spending on conventions and business travel could be driven by many factors, such as: perceived or actual general economic conditions; any weaknesses in the job or housing market, additional credit market disruptions; high energy, fuel and food costs; the increased cost of travel; the potential for bank failures; perceived or actual disposable consumer income and wealth; fears of recession and changes in consumer confidence in the economy; or fears of war and future acts of terrorism. These factors could reduce consumer and corporate demand for the luxury amenities and leisure and business activities we offer, thus imposing additional limits on pricing and harming our operations. The number of visitors to Macao, particularly visitors from mainland China, may decline or travel to Macao may be disrupted. Our VIP and mass market gaming customers typically come from nearby destinations in Asia, including mainland China, Hong Kong, South Korea and Japan. Increasingly, a significant number of gaming customers come to our casinos from mainland China. Any slowdown in economic growth or changes of China’s current restrictions on travel and currency movements could further disrupt the number of visitors from mainland China to our properties as well as the amounts they are willing and able to spend while at our properties. Policies and measures adopted from time to time by the Chinese government include restrictions imposed on exit visas granted to residents of mainland China for travel to Macao and Hong Kong. These measures have, and any future policy developments implemented may have, the effect of reducing the number of visitors to Macao from mainland China, which could adversely impact tourism and the gaming industry in Macao. 43 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Our operations face intense competition. The hotel, resort and casino businesses are highly competitive. Our operations currently compete with numerous other casinos located in Macao. Additional Macao facilities announced by our competitors and the increasing capacity of hotel rooms in Macao could add to the competitive dynamic of the market. Our operations will also compete to some extent with casinos located elsewhere in Asia, including Singapore, South Korea, Malaysia, Philippines, Australia, Cambodia and elsewhere in the world, including Las Vegas, as well as online gaming and cruise ships that offer gaming. Our operations also face increased competition from new developments in Malaysia, Australia and South Korea. In addition, certain countries have legalized, and others may in the future legalize, casino gaming, including Japan, Taiwan, Thailand and Vietnam. The proliferation of gaming venues, especially in Southeast Asia, could have a significant and adverse effect on our financial condition, results of operations and cash flows. Our business could be adversely affected by the limitations of the pataca exchange markets and restrictions on the export of the renminbi. Our revenues in Macao are denominated in patacas, the legal currency of Macao, and Hong Kong dollars. The Macao pataca is pegged to the Hong Kong dollar and, in many cases, is used interchangeably with the Hong Kong dollar in Macao. The Hong Kong dollar is pegged to the U.S. dollar. Although currently permitted, we cannot assure you patacas will continue to be freely exchangeable into U.S. dollars. Also, our ability to convert large amounts of patacas into U.S. dollars over a relatively short period may be limited. We are currently prohibited from accepting wagers in renminbi, the legal currency of China. There are also restrictions on the remittance of the renminbi from mainland China and the amount of renminbi that can be converted into foreign currencies, including the pataca and Hong Kong dollar. Restrictions on the remittance of the renminbi from mainland China may impede the flow of gaming customers from mainland China to Macao, inhibit the growth of gaming in Macao and negatively impact our gaming operations. There is no assurance that incremental mainland Chinese regulations will not be promulgated in the future that have the effect of restricting or eliminating the remittance of renminbi from mainland China. Further, if any new mainland Chinese regulations are promulgated in the future that have the effect of permitting or restricting (as the case may be) the remittance of renminbi from mainland China, then such remittances will need to be made subject to the specific requirements or restrictions set out in such rules. Conducting business in Macao has certain political and economic risks. Our operations include The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao. Accordingly, our business development plans, financial condition, results of operations and cash flows may be materially and adversely affected by significant political, social and economic developments in Macao, and by changes in policies of the government or changes in laws and regulations or their interpretations. Our operations in Macao are also exposed to the risk of changes in laws and policies that govern operations of companies based in Macao. Jurisdictional tax laws and regulations may also be subject to amendment or different interpretation and implementation, thereby having an adverse effect on our profitability after tax. These changes may have a material adverse effect on our financial condition, results of operations and cash flows. 44 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Current Macao laws and regulations concerning gaming and gaming concessions and licenses are, for the most part, fairly recent and there is little precedent on the interpretation of these laws and regulations. We believe our organizational structure and operations are in compliance in all material respects with all applicable laws and regulations of Macao. These laws and regulations are complex and a court or an administrative or regulatory body may in the future render an interpretation of these laws and regulations, or issue regulations, which differs from our interpretation and could have a material adverse effect on our financial condition, results of operations and cash flows. In addition, our activities in Macao are subject to administrative review and approval by various government agencies. We cannot assure you we will be able to obtain all necessary approvals, which may have a material adverse effect on our long-term business strategy and operations. Macao laws permit redress to the courts with respect to administrative actions; however, such redress is largely untested in relation to gaming issues. On October 6, 2014, the Macao Government approved smoking control legislation, which prohibits smoking in casinos. This legislation, as amended on July 14, 2017 and effective as of January 1, 2018, permits casinos to maintain designated smoking rooms opened to the public, as long as such rooms comply with certain conditions, including no gaming equipment is installed within a three-meter radius from their entrance doors, they are physically separated from the remaining areas and no activity other than smoking is conducted inside the rooms, including gaming. Such legislation may deter potential gaming customers who are smokers from frequenting casinos in jurisdictions with smoking bans such as Macao. Such laws and regulations could change or could be interpreted differently in the future. We cannot predict the future likelihood or outcome of similar legislation or referendums in other jurisdictions where we operate or the magnitude of any decrease in revenues as a result of such regulations, though any smoking ban could have an adverse effect on our business, financial condition, results of operations and cash flows. Our business is sensitive to the willingness of our customers to travel. Acts of terrorism, regional political events and developments in the conflicts in certain countries could cause severe disruptions in air travel that reduce the number of visitors to our facilities. We are dependent on the willingness of our customers to travel. Only a small amount of our business is and will be generated by local residents. Most of our customers travel to reach our properties. Acts of terrorism may severely disrupt domestic and international travel, which would result in a decrease in customer visits to Macao, including our properties. Regional political events, including those resulting in travelers perceiving areas as unstable or an unwillingness of governments to grant visas, regional conflicts or an outbreak of hostilities or war could have a similar effect on domestic and international travel. Management cannot predict the extent to which disruptions in air or other forms of travel as a result of any further terrorist acts, regional political events, regional conflicts or outbreak of hostilities or war would have a material adverse effect on our business, financial condition, results of operations and cash flows. 45 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Our failure to maintain the integrity of our information and information systems, which contain legally protected information about us and others, could happen in a variety of ways, including as a result of unauthorized access, breach of our cybersecurity systems and measures, or other disruption or corruption of our information systems, software or data, or access to information stored outside of our information systems, and could impair our ability to conduct our business operations, delay our ability to recognize revenue, compromise the integrity of our business and services, result in significant data losses and the theft of our IP, damage our reputation, expose us to liability to third parties, regulatory fines and penalties, and require us to incur significant costs to maintain the privacy and security of our information, network and data. We face global cybersecurity and information security threats, which may range from uncoordinated individual attempts to sophisticated and targeted measures directed at us. Cyber-attacks and information security breaches may include, but are not limited to, attempts to access information, including legally protected information about people including customers and company information, computer malware such as viruses, denial of service, ransomware attacks that encrypt, exfiltrate, or otherwise render data unusable or unavailable in an effort to extort money or other consideration as a condition to purportedly returning the data to a usable form, operator errors or misuse, or inadvertent releases of data or documents, and other forms of electronic and non-electronic information security breaches. Our business requires the collection and retention of large volumes of data and non-electronic information, including credit card numbers and other legally protected information about people in various information systems we maintain and in those maintained by third parties with whom we contract and may share data. We also maintain important internal company information such as legally protected information about our employees and information relating to our operations. The integrity and protection of that legally protected information about people and company information are important to us. Our collection of such legally protected information about people and company information is subject to extensive regulation by private groups such as the payment card industry as well as domestic and foreign governmental authorities, including gaming authorities. If a cybersecurity or privacy event occurs, we may be unable to satisfy applicable laws and regulations or the expectation of regulators, employees, customers or other impacted individuals. Privacy and cybersecurity laws and regulations are developing and changing frequently, and vary significantly by jurisdiction. Many applicable laws and regulations protecting privacy and addressing cybersecurity have not yet been interpreted by regulators or courts, which causes uncertainty. We may incur significant costs in our efforts to comply with the various applicable privacy and cybersecurity laws and regulations as they emerge and change. Also, privacy and cybersecurity laws and regulations may limit our ability to protect individuals, including customers and employees. For example, these laws and regulations may restrict information sharing in ways that make it more difficult to obtain or share information concerning at-risk individuals. Compliance with applicable privacy laws and regulations also may adversely impact our ability to market our products, properties, and services to our guests and patrons. In addition, non-compliance by us, or potentially by third parties with which we share information, with any applicable privacy and cybersecurity law or regulation, including accidental loss, inadvertent disclosure, unauthorized access or dissemination, or breach of security may result in damage to our reputation and could subject us to fines, penalties, required corrective actions, lawsuits, payment of damages, or restrictions on our use or transfer of data. We are subject to different regulators’ and others’ interpretations of our compliance with these new and changing laws and regulations. 46 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS In addition, LVS has experienced a sophisticated criminal cybersecurity attack in the past, including a breach of its information technology systems in which customer and company information was compromised and certain company data may have been destroyed, and LVS or we may experience additional cybersecurity attacks in the future, potentially with more frequency or sophistication. We rely on proprietary and commercially available systems, software, tools, and monitoring to provide security for processing, transmission, and storage of customer and employee information, such as payment card and other confidential or proprietary information. We also rely extensively on computer systems to process transactions, maintain information, and manage our businesses. Disruptions in the availability of our computer systems, through cyber-attacks or otherwise, could impact our ability to service our customers and adversely affect our revenues and results of operations. For instance, there has been an increase in criminal cybersecurity attacks against companies where customer and company information has been compromised and company data has been destroyed. Our information systems and records, including those we maintain with third-party service providers, as well as the systems of other third parties that share data with us under contractual agreements, may be subject to cyber-attacks and information security breaches. Our third-party information system service providers and other third parties that share data with us pursuant to contractual agreements face risks relating to cybersecurity and privacy similar to ours, and we do not directly control any of such parties’ information security or privacy operations. For example, the systems currently used for the transmission and approval of payment card transactions, and the technology utilized in payment cards themselves, all of which can put payment card data at risk, are determined and controlled by the payment card industry, not us. A significant theft, destruction, loss or fraudulent use of legally protected information about people or company information maintained by us or by a third-party service provider or other third party that shares data with us pursuant to contractual agreement could have an adverse effect on our reputation, cause a material disruption to our operations and management team and result in remediation expenses (including liability for stolen assets or information, repairing system damage and offering incentives to customers or business partners to maintain their relationships after an attack) and regulatory fines, penalties and corrective actions, or lawsuits by regulators, third-party service providers, third parties that share data with us pursuant to contractual agreements and/or people whose data is or may be impacted. Such theft, destruction, loss or fraudulent use could also result in litigation by shareholders alleging our privacy protections and protections against cyber-attacks were insufficient, our response to an attack was faulty or insufficient care was taken in ensuring we were able to comply with cybersecurity, privacy or data protection regulations, protect information, identify risks and attacks, or respond to and recover from a cyber-attack, or by customers and other parties whose information was subject to such attacks. Advances in computer software capabilities and encryption technology, new tools, and other developments, including continuously evolving attack methods that may exploit vulnerabilities based on these advances, may increase the risk of a security breach or other intrusion. In addition, we may incur increased cybersecurity and privacy protection costs that may include organizational changes, deploying additional personnel and protection technologies, training employees and engaging third-party experts and consultants. There can be no assurance the insurance the Company has in place relating to cybersecurity and privacy risks will be sufficient in the event of a major cybersecurity or privacy event. Any of these events could have a material adverse effect on our business, financial condition, results of operations and cash flows. We are subject to extensive regulation and the cost of compliance or failure to comply with such regulations. We are required to obtain and maintain licenses from various jurisdictions in order to operate certain aspects of our business, and we are subject to extensive background investigations and suitability standards in our gaming business. We also will become subject to regulation in any other jurisdiction where we choose to operate in the future. There can be no assurance we will be able to obtain new licenses or renew any of our existing licenses, or if such licenses are obtained, such licenses will not be conditioned, suspended or revoked; and the loss, denial or non-renewal of any of our licenses could have a material adverse effect on our business, financial condition, results of operations and cash flows. 47 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We are a subsidiary of LVS and are therefore subject to certain Nevada gaming laws, which apply to our gaming activities and associations in jurisdictions outside the State of Nevada. We are required to comply with certain reporting requirements concerning our current and proposed gaming activities and associations occurring outside the State of Nevada, including Macao. Also, as we are required to provide any other information the Nevada Commission may require concerning our gaming activities and associations in jurisdictions outside the State of Nevada, we could be subject to disciplinary action by the Nevada Commission if our current reporting is determined to be unsatisfactory due to Macao regulations regarding personal data protection prohibiting us from satisfying certain reporting requirements of the Nevada Commission. We are also subject to regulations imposed by the Foreign Corrupt Practices Act (the “FCPA”), which generally prohibits U.S. companies and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business. LVS entered into a comprehensive civil administrative settlement with the SEC on April 7, 2016, and a non-prosecution agreement with the DOJ on January 19, 2017, which resolved all inquiries related to these government investigations and include ongoing reporting obligations to the DOJ through January 2020. Any violation of the FCPA could have a material adverse effect on our business, financial condition, results of operations and cash flows. We also deal with significant amounts of cash in our operations and are subject to various reporting and anti-money laundering regulations. Recently, various governmental authorities have evidenced an increased focus on the gaming industry and compliance with anti-money laundering laws and regulations. For instance, we are subject to regulation which, among other things, requires us to report to various governmental authorities certain currency transactions in excess of applicable thresholds and certain suspicious activities where we know, suspect or have reason to suspect such transactions involve funds from illegal activity or are intended to violate certain law or regulations or are designed to evade reporting requirements or have no business or lawful purpose. In addition, we are subject to various other rules and regulations involving reporting, recordkeeping and retention. Our compliance with these requirements is subject to periodic audits, and we may be subject to substantial civil and criminal penalties, including fines, if we fail to comply with applicable regulations. We are also subject to regulations set forth by the gaming authorities in the areas in which we operate. Any such laws and regulations could change or could be interpreted differently in the future, or new laws and regulations could be enacted. Any violation of anti-money laundering laws or regulations, or any accusations of money laundering or regulatory investigations into possible money laundering activities, by any of our properties, employees or customers could have a material adverse effect on our business, financial condition, results of operations and cash flows. We are currently not required to pay corporate income taxes on our casino gaming operations in Macao. This tax exemption expires June 26, 2022, the date our subconcession agreement expires. The agreement with the Macao Government providing a fixed annual payment as a substitution for a 12% tax otherwise due from VML’s shareholders on dividends distributed from our gaming operations expired at the end of 2018. We have had the benefit of a corporate tax exemption in Macao, which exempts us from paying the 12% corporate income tax on profits generated by the operation of casino games. This exemption does not apply to our non-gaming activities. We will continue to benefit from this tax exemption through June 26, 2022, the date our subconcession agreement expires. Additionally, we entered into an agreement with the Macao Government in May 2014, effective through the end of 2018 providing an annual payment as a substitution for a 12% tax otherwise due from VML shareholders on dividend distributions paid from VML gaming profits. In September 2018, VML requested an additional agreement with the Macao Government through June 26, 2022, to correspond to the expiration of the income tax exemption for gaming operations; however, there is no certainty the agreement will be extended beyond its expiration date. If the agreement is not extended, a 12% tax would be due on VML distributions from earnings generated after 2018, which could have a material adverse effect on our financial condition, results of operations and cash flows. 48 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We will stop generating any gaming revenues from our operations if we cannot secure an extension of our subconcession in 2022 or if the Macao Government exercises its redemption right. Our subconcession agreement expires on June 26, 2022. Unless our subconcession is extended, all of VML’s casino premises and gaming-related equipment will be transferred automatically to the Macao Government on that date without compensation to us and we will cease to generate gaming revenues from these operations. Beginning on December 26, 2017, the Macao Government may redeem the subconcession agreement by providing us at least one-year prior notice. In the event the Macao Government exercises this redemption right, we are entitled to fair compensation or indemnity. The amount of this compensation or indemnity will be determined based on the amount of gaming and non-gaming revenue generated by The Venetian Macao during the tax year prior to the redemption multiplied by the number of remaining years before expiration of the subconcession. We cannot assure you we will be able to renew or extend our subconcession agreement on terms favorable to us or at all. We also cannot assure you if our subconcession is redeemed, the compensation paid will be adequate to compensate us for the loss of future revenues. Our subconcession can be terminated under certain circumstances without compensation to us. The Macao Government has the right, after consultation with Galaxy, to unilaterally terminate our subconcession in the event of VML’s serious non-compliance with its basic obligations under the subconcession and applicable Macao laws. Upon termination of our subconcession, our casinos and gaming-related equipment would automatically be transferred to the Macao Government without compensation to us and we would cease to generate any revenues from these operations. The loss of our subconcession would prohibit us from conducting gaming operations in Macao, which would have a material adverse effect on our business, financial condition, results of operations and cash flows. We are dependent upon gaming promoters for a portion of our gaming revenues in Macao. Gaming promoters, which promote gaming and draw VIP patrons to casinos, are responsible for a portion of our gaming revenues in Macao. With the increased number of gaming facilities in Macao, the competition for relationships with gaming promoters has increased. There can be no assurance we will be able to maintain, or grow, our relationships with gaming promoters. If we are unable to maintain or grow our relationships with gaming promoters, or if the gaming promoters experience financial difficulties or are unable to develop or maintain relationships with our VIP patrons, our ability to grow our gaming revenues will be hampered. If gaming promoters attempt to negotiate changes to our operational agreements, including higher commissions, it could result in higher costs for us, loss of business to a competitor or loss of relationships with gaming promoters. Given regulatory requirements and certain economic and other factors occurring in the region, gaming promoters may encounter difficulties in attracting patrons to come to Macao, resulting in decreased gaming volume at our Macao properties. Credit already extended by gaming promoters to their patrons may become increasingly difficult for them to collect. This inability to attract sufficient patrons, grant credit and collect amounts due in a timely manner could negatively affect gaming promoters’ activities, cause gaming promoters to wind up or liquidate their operations or result in gaming promoters leaving Macao. The above factors affecting gaming promoters could have a material adverse effect on our business, financial condition, results of operations and cash flows. 49 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS In addition, the quality of gaming promoters with whom we have relationships is important to our reputation and our ability to continue to operate in compliance with our gaming license. While we strive for excellence in our associations with gaming promoters, we cannot assure you the gaming promoters with whom we are associated will meet the high standards we insist upon. If a gaming promoter falls below our standards, we may suffer reputational harm, as well as worsening relationships with, and possible sanctions from, gaming regulators with authority over our operations. In the event a gaming promoter does not meet its financial obligations, there can be no assurance we may not incur financial exposure. We extend credit to a large portion of our customers and we may not be able to collect gaming receivables from our credit players. We conduct our gaming activities on a credit and cash basis. Any such credit we extend is unsecured. Table games players typically are extended more credit than slot players, and high-stakes players typically are extended more credit than players who tend to wager lesser amounts. High-end gaming is more volatile than other forms of gaming, and variances in win-loss results attributable to high-end gaming may have a significant positive or negative impact on cash flow and earnings in a particular quarter. During the year ended December 31, 2018, approximately 15.3% of our table games drop, was from credit-based wagering. We extend credit to those customers whose level of play and financial resources warrant, in the opinion of management, an extension of credit. These large receivables could have a significant impact on our results of operations if deemed uncollectible. In particular, we expect our operations will be able to enforce gaming debts only in a limited number of jurisdictions, including Macao. To the extent our Macao gaming customers and gaming promoters are from other jurisdictions, our operations may not have access to a forum in which it will be possible to collect all gaming receivables because, among other reasons, courts of many jurisdictions do not enforce gaming debts and our operations may encounter forums that will refuse to enforce such debts. Moreover, under applicable law, our operations remain obligated to pay taxes on uncollectible winnings from customers. Even where gaming debts are enforceable, they may not be collectible. Our inability to collect gaming debts could have a significant adverse effect on our results of operations and cash flows. We face the risk of fraud and cheating. Our gaming customers may attempt or commit fraud or cheat in order to increase winnings. Acts of fraud or cheating could involve the use of counterfeit chips or other tactics, possibly in collusion with our employees. Internal acts of cheating could also be conducted by employees through collusion with dealers, surveillance staff, floor managers or other casino or gaming area staff. Failure to discover such acts or schemes in a timely manner could result in losses in our gaming operations. In addition, negative publicity related to such schemes could have an adverse effect on our reputation, potentially causing a material adverse effect on our business, financial condition, results of operations and cash flows. We depend on the continued services of key managers and employees. If we do not retain our key personnel or attract and retain other highly skilled employees, our business will suffer. Our ability to maintain our competitive position is dependent to a large degree on the services of our senior management team, including Mr. Sheldon Gary Adelson, Dr. Wong Ying Wai (Wilfred), Mr. Chum Kwan Lock, Grant and Mr. Sun MinQi (Dave). The loss of their services or the services of our other senior managers, or the inability to attract and retain additional senior management personnel could have a material adverse effect on our business. 50 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS We compete for limited management and labor resources in Macao, and policies of governments may also attract our ability to employ imported managers or labor. Our success depends in large part upon our ability to attract, retain, train, manage and motivate skilled managers and employees at our properties. The Macao Government requires we only hire Macao residents in our casinos for certain employee roles, such as dealers. In addition, we are required to obtain visas and work permits for managers and employees we seek to employ from other countries. There is significant competition for managers and employees with the skills required to perform the services we offer and competition for these individuals in Macao is likely to increase as other competitors expand their operations. We may have to recruit managers and employees from other countries to adequately staff and manage our properties and certain Macao Government policies affect our ability to hire non-resident managers and employees in certain job classifications. Despite our coordination with the Macao labor and immigration authorities to ensure our management and labor needs are satisfied, we may not be able to recruit and retain a sufficient number of qualified managers or employees for our operations or the Macao labor and immigration authorities may not grant us the necessary visas or work permits. If we are unable to obtain, attract, retain and train skilled managers and employees, and obtain any required visas or work permits for our skilled managers and employees, our ability to adequately manage and staff our existing properties and planned development projects could be impaired, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. The transportation infrastructure in Macao may not be adequate to accommodate increased future demand of visitors to Macao. Macao is in the process of expanding its transportation infrastructure to service the increased number of visitors to Macao. If the planned expansions of transportation facilities to and from Macao are delayed or not completed, and Macao’s transportation infrastructure is insufficient to meet the demands of an increased volume of visitors to Macao, the desirability of Macao as a business and leisure tourism destination, as well as the results of operations of our Macao properties, could be negatively impacted. Our gaming operations rely heavily on technology services provided by third parties. In the event there is an interruption of these services to us, it may significantly impact us. We engage a number of third parties to provide gaming operating systems for the facilities we operate. As a result, we rely on such third parties to provide uninterrupted services to us in order to run our business efficiently and effectively. In the event one of these third parties experiences a disruption in its ability to provide such services to us (whether due to technological difficulties or power problems), this may result in a material disruption at the gaming facilities in which we operate and have a material adverse effect on our business, financial condition, results of operations and cash flows. Any unscheduled interruption in our technology services is likely to result in an immediate, and possibly substantial, loss of revenues due to a shutdown of our gaming operations, cloud computing and gaming systems. Such interruptions may occur as a result of, for example, catastrophic events or rolling blackouts. Our systems are also vulnerable to damage or interruption from earthquakes, typhoons, floods, fires, telecommunication failures, terrorist attacks, computer viruses, computer denial-of-service attacks and similar events. 51 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Natural or man-made disasters, an outbreak of highly infectious disease, terrorist activity or war could adversely attract the number of visitors to our facilities and disrupt our operations. So called “Acts of God,” such as typhoons and rainstorms, particularly in Macao, and other natural disasters, man-made disasters, outbreaks of highly infectious diseases, terrorist activity or war may result in decreases in travel to and from, and economic activity in, areas in which we operate, and may adversely affect the number of visitors to our properties. Any of these events also may disrupt our ability to staff our business adequately, could generally disrupt our operations and could have a material adverse effect on our business, financial condition, results of operations and cash flows. Although we have insurance coverage with respect to some of these events, we cannot assure you any such coverage will be sufficient to indemnify us fully against all direct and indirect costs, including any loss of business that could result from substantial damage to, or partial or complete destruction of, any of our properties. VML may have financial and other obligations to foreign workers managed by its contractors under government labor quotas. In January 2019, the Macao Government has granted VML a quota to permit it to hire foreign workers. VML has effectively assigned the management of this quota to its contractors for the construction of our Cotai Strip projects. VML, however, remains ultimately liable for all employer obligations relating to these employees, including for payment of wages and taxes and compliance with labor and workers’ compensation laws. VML requires each contractor to whom it has assigned the management of part of its labor quota to indemnify VML for any costs or liabilities VML incurs as a result of such contractor’s failure to fulfill employer obligations. VML’s agreements with its contractors also contain provisions that permit it to retain some payments for up to one year after the contractors’ complete work on the projects. We cannot assure you VML’s contractors will fulfill their obligations to employees hired under the labor quotas or to VML under the indemnification agreements, or the amount of any indemnification payments received will be sufficient to pay for any obligations VML may owe to employees managed by contractors under VML’s quotas. Until we make final payments to our contractors, we have offset rights to collect amounts they may owe us, including amounts owed under the indemnities relating to employer obligations. After we have made the final payments, it may be more difficult for us to enforce any unpaid indemnity obligations. There are significant risks associated with our construction projects. In 2018, we announced the renovation, expansion and rebranding of Sands Cotai Central into The Londoner Macao, the addition of approximately 370 luxury suites in the apart-hotel tower adjacent to the St. Regis Macao and the development of approximately 290 additional premium quality suites in the Four Seasons Tower Suites Macao. These development projects and any other construction projects we undertake will entail significant risks. Construction activity requires us to obtain qualified contractors and subcontractors, the availability of which may be uncertain. Construction projects are subject to cost overruns and delays caused by events outside of our control or, in certain cases, our contractors’ control, such as shortages of materials or skilled labor, unforeseen engineering, environmental and/or geological problems, work stoppages, weather interference, unanticipated cost increases and unavailability of construction materials or equipment. Construction, equipment or staffing problems or difficulties in obtaining any of the requisite materials, licenses, permits, allocations and authorizations from governmental or regulatory authorities could increase the total cost, delay, jeopardize, prevent the construction or opening of our projects, or otherwise affect the design and features. Construction contractors or counterparties for our current projects may be required to bear certain cost overruns for which they are contractually liable, and if such counterparties are unable to meet their obligations, we may incur increased costs for such developments. If our management is unable to manage successfully our worldwide construction projects, it could have a material adverse effect on our financial condition, results of operations and cash flows. 52 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS The anticipated costs and completion dates for our current projects are based on budgets, designs, development and construction documents. Schedule estimates are prepared with the assistance of architects and other construction development consultants and are subject to change as the design, development and construction documents are finalized and as actual construction work is performed. A failure to complete our projects on budget or on schedule may have a material adverse effect on our financial condition, results of operations and cash flows. Our debt instruments, current debt service obligations and substantial indebtedness may restrict our current and future operations, particularly our ability to timely refinance existing indebtedness, finance additional growth, respond to changes or take some actions that may otherwise be in our best interests. Our current debt service obligations contain, or any future debt service obligations and instruments may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to: • incur additional debt, including providing guarantees or credit support; • incur liens securing indebtedness or other obligations; • dispose of certain assets; • make certain acquisitions; • pay dividends or make distributions and make other restricted payments, such as purchasing equity interests, repurchasing junior indebtedness or making investments in third parties; • enter into sale and leaseback transactions; • engage in any new businesses; • issue preferred stock; and • enter into transactions with our stockholders and our affiliates. In addition, our credit agreements contain various financial covenants. As of December 31, 2018, we had US$5.56 billion of long-term debt outstanding, net of original issue discount, deferred offering costs and cumulative fair value adjustments. This indebtedness could have important consequences to us. For example, it could: • make it more difficult for us to satisfy our debt service obligations; • increase our vulnerability to general adverse economic and industry conditions; • impair our ability to obtain additional financing in the future for working capital needs, capital expenditures, development projects, acquisitions or general corporate purposes; • require us to dedicate a significant portion of our cash flow from operations to the payment of principal and interest on our debt, which would reduce the funds available for our operations and development projects; • limit our flexibility in planning for, or reacting to, changes in the business and the industry in which we operate; • require us to repurchase our Senior Notes upon certain events, such as any change in gaming law or any action by a gaming authority after which none of the Group members owns or manages casino or gaming areas or operates casino games of fortune and chance in Macao in substantially the same matter as the Group was at the issue date of the Senior Notes for a period of 30 consecutive days or more; • place us at a competitive disadvantage compared to our competitors that have less debt; and • subject us to higher interest expense in the event of increases in interest rates. 53 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.5 PRIORITY RISK FACTORS Our ability to timely refinance and replace our indebtedness in the future will depend upon general economic and credit market conditions, approval required by local government regulators, adequate liquidity in the global credit markets, the particular circumstances of the gaming industry and prevalent regulations and our cash flow and operations, in each case as evaluated at the time of such potential refinancing or replacement. If we are unable to refinance or generate sufficient cash flow from operations to repay our indebtedness on a timely basis, we might be forced to seek alternate forms of financing, dispose of certain assets or minimize capital expenditures and other investments, or reduce dividend payments. There is no assurance any of these alternatives would be available to us, if at all, on satisfactory terms, on terms that would not be disadvantageous to us, or on terms that would not require us to breach the terms and conditions of our existing or future debt agreements. We may attempt to arrange additional financing to fund the remainder of our planned, and any future, development projects. If such additional financing is necessary, we cannot assure you we will be able to obtain all the financing required for the construction and opening of these projects on suitable terms, if at all. Our insurance coverage may not be adequate to cover all possible losses our properties could suffer. In addition, our insurance costs may increase and we may not be able to obtain the same insurance coverage, or the scope of insurance coverage we deem necessary, in the future. We have comprehensive property and liability insurance policies for our properties in operation, as well as those in the course of construction, with coverage features and insured limits we believe are customary in their breadth and scope. Market forces beyond our control may nonetheless limit the scope of the insurance coverage we can obtain or our ability to obtain coverage at reasonable rates. Certain types of losses, generally of a catastrophic nature, such as earthquakes, typhoons and floods, or terrorist acts, or certain liabilities may be uninsurable or too expensive to justify obtaining insurance. As a result, we may not be successful in obtaining insurance without increases in cost or decreases in coverage levels. In addition, in the event of a substantial loss, the insurance coverage we carry may not be sufficient to pay the full market value or replacement cost of our lost investment or in some cases could result in certain losses being totally uninsured. As a result, we could lose some or all of the capital we have invested in a property, as well as the anticipated future revenue from the property, and we could remain obligated for debt or other financial obligations related to the property. Our debt instruments and other material agreements require us to maintain a certain level of insurance. Failure to satisfy these requirements could result in an event of default under these debt instruments or material agreements. 54 ANNUAL REPORT 2018

SANDS CHINA LTD.
2.6 STAKEHOLDER INFORMATION

2.6.1 OUR SHAREHOLDERS

Shareholding Analysis and our Shareholders

Share Capital (as at December 31, 2018)

Authorized Share Capital	16,000,000,000 ordinary shares of US$0.01 each
Issued Share Capital	8,080,603,691 ordinary shares of US$0.01 each

Shareholding Distribution

	As at December 31, 2018			
Size of Shareholding	Number of Shareholders	% of Shareholders	Number of Shares held	% of the Issued Share Capital
1–1,000	**466**	**64.19%**	**208,935**	**0.00259%**
1,001–5,000	**185**	**25.48%**	**403,180**	**0.00499%**
5,001–10,000	**33**	**4.54%**	**275,600**	**0.00341%**
10,001–100,000	**38**	**5.23%**	**1,000,550**	**0.01238%**
100,001–1,000,000	**2**	**0.28%**	**421,600**	**0.00522%**
Over 1,000,000	**2**	**0.28%**	**8,078,293,826**	**99.97141%**
Total	**726**	**100.00%**	**8,080,603,691**	**100.00%**

Note: 47.19% of our issued Shares were held through the Central Clearing and Settlement System ("CCASS") as at December 31, 2018

The actual number of investors holding Shares is likely to be much greater, due to ownership of Shares being held through nominees, investment funds and the CCASS.

Shareholding by Category

Venetian Venture Development Intermediate II	**70.02%**
Institutional and Retail Investors	**29.98%**
Total	**100.00%**

From publicly available information and as far as our Directors are aware, Sands China has maintained a sufficient public float of it share capital in the Hong Kong stock market since its Listing on November 30, 2009.

55
ANNUAL REPORT 2018

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION CREATION OF SHAREHOLDER VALUE In 2018, the Company benefited from a number of key strengths that helped differentiate our business from our competitors, including the following: • Providing the highest quality integrated resort offerings; • The diversification of amenities, which provided us with a substantially higher adjusted property EBITDA to sales percentage; • Generating substantial cash flow and earnings from our existing operations; • Maintaining an industry-leading development pipeline (please refer to section 2.3 for details of our development projects); • Utilizing established brands; • Operating efficiently; • Maintaining an experienced management team; • Leveraging our unique MICE and entertainment facilities; and • Deriving significant benefits from our on-going relationship with LVS. Sands China’s profit attributable to Shareholders for the year ended December 31, 2018 was US$1.87 billion versus US$1.60 billion in 2017, an increase of 17.0%. Basic earnings per share for the year ended December 31, 2018 was US23.21 cents (HK$1.82) versus US19.86 cents (HK$1.55) in 2017, an increase of 16.9%. Our business strategy is to continue the execution of our Cotai Strip development strategy by leveraging our convention-based integrated resort business model and world-class amenities to contribute to Macao’s diversification. Our business strategy and development plan allow us to achieve strong growth and financial performance in the future. We are grateful to all Shareholders who provide us with feedback and views. If any Shareholder has comments or questions on what we are doing on his or her behalf, please contact us. Our contact information can be found in section 6 of this Annual Report. We will provide an answer to your questions. We will take your comments into account and act upon them if we believe this will improve our performance and create Shareholder value. 2.6.2 OUR LENDERS We have incurred significant capital expenditures associated with the integrated resorts in our Cotai Strip development, as part of our strategy of building critical mass at our Cotai Strip development. We will continue to incur capital expenditures to renovate, upgrade and maintain our existing properties. Through December 31, 2018, we have funded our development projects through a combination of, amongst other things, the remaining balance of the net proceeds from the issuance of the Senior Notes, borrowings from our credit facilities and operating cash flows. On August 9, 2018, we issued three series of senior unsecured unregistered notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% senior notes due August 8, 2023, US$1.80 billion of 5.125% senior notes due August 8, 2025 and US$1.90 billion of 5.400% senior notes due August 8, 2028. A portion of the net proceeds from the issuance was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility. On December 21, 2018, we launched an exchange offer to exchange all the unregistered notes referred to above with notes which have been registered under the U.S. Securities Act. There are no interim principal payments on the Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the Senior Notes, the Group entered into fixed-to-variable interest rate swap contracts. 56 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION On November 20, 2018, we entered into the 2018 SCL Credit Facility pursuant to which the lenders made available the 2018 SCL Revolving Facility. The 2018 SCL Revolving Facility is available until July 31, 2023, and we may draw loans under the 2018 SCL Revolving Facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). Please refer to Note 24 to the Consolidated Financial Statements for a summary of the material terms and conditions of these loans. As at December 31, 2018, the Group had US$2.0 billion of available borrowing capacity under the 2018 SCL Revolving Facility. As previously described, a portion of the proceeds from the Senior Notes were used to repay the outstanding borrowings under the 2016 VML Credit Facility. On November 20, 2018, the 2016 VML Credit Facility was terminated as of November 21, 2018. 2.6.3 OUR CUSTOMERS Our properties are designed to cater to a broad range of customers who include the following: • Leisure customers who visit resort destinations for quality accommodation, retail, dining, entertainment, spas and sightseeing, and those who may opt to game as part of that experience; • Conference and exhibition organizers who seek an environment that attracts more buyers and exhibitors to trade shows and exhibitions because of the size, flexibility, quality and ambiance of the venue, business-friendly accommodation, dining and other resort facilities; • Corporate meeting and incentive group organizers who value the extensive meeting facilities enabling even the largest of meetings to be held under one roof with a wide array of entertainment, dining and retail facilities; • Mass market players who represent the highest profit margin gaming segment, and are characterized by Non-Rolling chip and slot machine play; and • VIP and premium players, who enjoy our private Paiza Club gaming floors, luxury accommodation and amenities, and are characterized by Rolling Chip play. Our customers come predominantly from within Asia, with our major markets being mainland China, Hong Kong, Taiwan, India, Japan, Korea, Thailand, Malaysia, Indonesia and Singapore. Through the implementation of targeted marketing campaigns, we expect to continue to grow many of these markets in the coming years. We have strong relationships with travel agents and corporate and exhibition organizers throughout the region for distribution of our leisure products and promotion of our MICE offerings. In addition, we participate in trade shows in source markets to build brand awareness and promote our services and facilities. 57 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION 2.6.4 OUR COMMITMENT TO SUSTAINABILITY Sustainability Report Sands China is committed to promoting the sustainable development of our business and of the community. In order to provide our stakeholders with more information about the Group’s sustainability initiatives and performance, the Company will publish a separate and comprehensive sustainability report for the year ended December 31, 2018, covering the requirements set out in Appendix 27 of the Listing Rules in due course. Environmental Polices and Performance Our responsibility to the planet is as important to us as our commitment to the comfort and well-being of our guests and team members. The Sands ECO360 Global Sustainability program is designed to help minimize our environmental impact, and it reflects our vision to lead the way in sustainable building development and resort operations. We encourage and are grateful to those Shareholders who have elected to receive our annual and interim reports via electronic means, thereby reducing the need to print hard copies of our reports. Should you wish to start receiving an electronic copy of our annual and interim reports, please refer to section 6 of this Annual Report for more information. To minimize the impact on our environment, this Annual Report is printed on recycled paper using soy ink. Compliance with Laws and Regulations Details regarding the Group’s compliance with the relevant laws and regulations which have a significant impact on the Group are provided in the Business Review section (section 2 of this Annual Report) and the Corporate Governance Report (section 3 of this Annual Report). The Company has a formal Anti-Money Laundering Policy in place, which takes into account regulatory requirements and expectations, as well as industry demands, to ensure that regulatory compliance is maintained at the highest monitoring standards. Relationships with Key Stakeholders We utilize a wide range of human capital strategies to attract, develop and retain the best talent throughout its large and diversified workforce: as at December 31, 2018, the Group had 28,304 full-time team members, including 2,337 working for hotel partners, in over 1,000 positions. The Company continues to invest heavily to develop our people, while operating in a tight labor market. Our talent development strategy includes a series of diversified innovative programs aiming to offer “fast vertical development” and/or “wide horizontal development”. Typical examples are “My Way” Horizontal Career Development Programme that has benefited more than 2,000 team members over recent years and the brand new “Integrated Resort Business Analyst Development Programme”, which is both a recruitment and development program targeting millennials, who are increasingly the dominant segment of our workforce. The Company continues to nurture integrated resort leaders by investing in a second year of the highly successful “International Strategic Leadership Programme for Integrated Resorts” for 26 of the Company’s key executives from 24 departments. Real and current business challenges were used as topics for the project component of the programme adding to the value received by both the participants and the Company. Additionally, the Leadership Development journey for the senior leadership team continued with Leaders’ Network Sessions. 58 ANNUAL REPORT 2018

SANDS CHINA LTD. 2.6 STAKEHOLDER INFORMATION Remuneration awards for team members were determined by reference to the performance of the individual and the Company, market practices and conditions and the Company’s goals and strategies. These were designed to attract, retain and motivate high performing individuals. The Company has also adopted an Equity Award Plan for the purpose of attracting talented persons to enter and remain in the employment of our Group. The Company operates a provident fund scheme for eligible full-time team members who have completed three months of services. Regarding our suppliers, we engage in fair and transparent operating practices that aim to drive healthy competition based on mutual trust. We have robust procurement policies and procedures and the highest ethical standards are employed when engaging suppliers or service providers. This safeguards the relentless attention to the quality of products, services and experiences that our customers expect. An analysis of our relationship with our customers is provided in section 2.6.3 of this Annual Report. Further details relating to the Group’s relationships with its key stakeholders can be found in the Company’s 2018 sustainability report to be published in due course. 59 ANNUAL REPORT 2018

THE ENVIRONMENTALLY RESPONSIBLE choice for green meetings worldwide

ENERGY

26.3 Million kWh of energy was saved in 2018 by installing LED and other energy efficient lights, and through optimization of cooling and heating systems.

EARTH HOUR "JUST ONE" HOTELS PROGRAMME

Sands China partnered with the World Wide Fund for Nature (WWF) to launch WWF's Earth Hour "Just One" Hotels Programme, joining forces to reduce environmental impact and giving hotel guests the opportunity to contribute to tackling climate change.

WELLNESS PROGRAM

- Our robust **Green Meetings & Events** program offers nutritious menus, fitness and stress-reduction activities.
- This year was also the start of a new collaboration between Sands Resorts Macao and social enterprise **Green Monday**. We offer **meat-free** dishes at 14 signature restaurants across our resorts in Macao as well as green menu for our MICE delegates as part of the Green Meetings program.



98% LED

Portion of our suite lighting and other operational areas that use the latest LED and other energy saving technologies.

CERTIFICATIONS & AWARDS

- The Venetian **Macao received Macao Green Hotel Platinum Award** in 2018.
- The Parisian Macao and Four Seasons Hotel Macao received **Macao Green Hotel Gold Award** in 2018.
- **ISO20121 Event Sustainability Management System** for The Venetian Macao and The Parisian Macao.
- **ASHRAE Technology Award** – Global Honorable Mention Award.

CONTRIBUTION TO COMMUNITIES

- 90 community activities in 2018, including the Clean Plate Challenge campaign, where team members took action nearly 125,000 times to reduce food waste.
- Sands China supports the Fuhong Society of Macau's "Happy Market", a social enterprise aimed at raising awareness of recycling and resource sharing, and providing employment opportunities for people with disabilities.
- For the fifth consecutive year, Sands China partnered with Clean the World to build 35,000 hygiene kits in 2018, donated to developing countries.
- Sands China mobilized its resources to assist the Macao community immediately before and after Typhoon Mangkhut.

TRANSPORTATION

- The Parisian Macao's entire fleet of guest shuttle buses runs on low-emission **compressed natural gas (CNG)** technology.
- All new buses being added across Sands China's fleet are using Clean Energy, these will replace existing diesel buses.
- Shuttle buses were re-engineered with **ICR technology** and battery operated air-conditioning to reduce fuel consumption.

RECYCLING

- **194** recycling points at the Sands China facilities are used for collection and separation of recycled materials.
- This year we held two **Zero Waste to Landfill Event.** These events aim to reach minimum 90% recycling rate as well as zero food waste, no plastic, sourcing food locally. Both **"The Sands Macau Fashion Week 2018"** and **"The Sands Supplier Excellence Award 2018"** reached this sustainable aim.
- **4640** tons of waste diverted through recycling in 2018.

Sands ECO 360° GLOBAL SUSTAINABILITY

金沙中國 Sands China Ltd.

Entertainment That Is Simply Out Of This World.

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.1 INTRODUCTION AND HIGHLIGHTS Corporate governance is the collective responsibility of the Board. The Directors firmly believe good corporate governance is key to creating Shareholder value and ensuring proper management of the Company in the interests of all stakeholders. This report describes the corporate governance framework and practices of Sands China and how these have been applied during 2018. It explains how the Company has applied the principles of the Code. It also sets out how it has complied with the code provisions of the Code (including any exceptions thereto). During the year, a number of important steps were taken to further improve the governance structure of Sands China: • Revised terms of reference of the Nomination Committee were adopted in October 2018. Under these, the Nomination Committee shall, among other things, identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorship, having due regard to the Company’s board diversity policy (the “Board Diversity Policy”) and the individual’s ability to contribute to the effectiveness of the Board in carrying out its responsibilities set out in the Company’s articles of association, the Listing Rules and applicable law and regulation and the Company’s Board of Directors Corporate Governance Guidelines (the “CG Guidelines”). The relevant provisions set out in the revised terms of reference of the Nomination Committee are regarded as the key nomination criteria and principles of the Company for nomination of Directors, and these provisions constitute the Nomination Policy of the Company (as defined in the revised terms of reference of the Nomination Committee). • Revised terms of reference of the Audit Committee were adopted in October 2018 to amend the cooling off period for a former audit partner as a member of the Audit Committee to align with the relevant provision of the Listing Rules. 3.2 CORPORATE GOVERNANCE CODE COMPLIANCE This report describes how Sands China has applied the principles of the Code, together with compliance with the code provisions. Throughout the year ended December 31, 2018 and up to the Latest Practicable Date, save as disclosed below, the Board considers the Company fully complied with the code provisions and certain recommended best practices as set out in the Code. Code Provision A.2.1 — Chairman and Chief Executive Officer roles Code Provision A.2.1 provides the roles of Chairman and Chief Executive Officer should be separate and not performed by the same individual. At Sands China, both roles have been performed by Mr. Sheldon Gary Adelson since March 2015. The Company believes the combined roles of Mr. Adelson provide for better leadership of the Board and management and allow for more focus on developing strategies and implementation of policies and objectives. Code Provision E.1.2 — Annual General Meeting attendance Code provision E.1.2 provides the Chairman of the Board should attend the annual general meeting of the Company. Mr. Sheldon Gary Adelson was unable to attend the annual general meeting held on May 25, 2018 due to other business commitments. In his absence, the annual general meeting was chaired by Dr. Wong Ying Wai, who liaised with Mr. Adelson on all key matters prior to the meeting. Mr. Adelson was also debriefed on the meeting and any matters arising to ensure any matters raised at the annual general meeting were followed up and considered by the Board. 62 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.3 BOARD GOVERNANCE STRUCTURE Sands China’s structure for corporate governance is as follows:    Board of Directors Audit Remuneration Capex Nomination Committee Committee Committee Committee Audit Services Executive Group Committee Suspicious Credit Compliance Junket Oversight Transactions Report ERM Committee Committee Committee Committee Committee    The governance structure in respect of the risk management and internal control system is set out in section 3.9 of this Annual Report. The Board The Board is principally concerned with the overall leadership, strategy and development of the Group in order to promote its long-term success for the benefit of its Shareholders as a whole within a framework of effective controls that enable risk to be assessed and managed. The Board sets the Group’s strategic objectives, ensures necessary resources are in place to reach those objectives, reviews management performance and ensures high ethical standards of behaviour are followed. In its decision-making process, the Board takes into account the likely consequences of any decision in the long-term, the interests of the Group’s team members, relationships with suppliers and customers, the impact of the Group’s operations on the community and the environment and maintaining Sands China’s reputation for high standards of business conduct. The Committees The Board has four Committees that undertake work on its behalf, and report back to the Board: the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. These Committees assist the Board by undertaking oversight responsibilities or dealing with certain matters in greater detail thereby allowing more effective use of Board time. The Chairman of each Committee reports back to the Board following each meeting, to ensure the Board is fully briefed on all activities and retains responsibility for approving any actions where a Committee role is advisory. 63 ANNUAL REPORT 2018

SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

The roles and functions of the Committees are set out in their respective terms of reference. The terms of reference of the Audit Committee, the Remuneration Committee and the Nomination Committee are available on the websites of the Company and the Stock Exchange. The terms of reference of the Capex Committee are available on the website of the Company.

The following sections describe the corporate governance structure in more detail and set out how the Board, its Committees and the risk management system operated during 2018.

3.4 THE BOARD

Composition and meeting attendance

At the Latest Practicable Date, the Board comprises eight Directors. There are two Executive Directors and six Non-Executive Directors, of whom four are independent. The biographies of each Director, setting out their specific skills and experience, are set out in section 1.3 of this Annual Report.

The Board comprises of members with a balance of skills, experience and diversity of perspectives appropriate to Sands China. These include having a deep understanding of the hospitality, gaming and MICE industries and knowledge of the local business and economic environment in Macao and more broadly in China and Asia.

During 2018, the Board met six times and additionally passed written resolutions where required. The membership of the Board, and their attendance at the Board meetings and the general meeting held during the year, is as follows:

	Attendance/No. of Meeting(s)	
Name of Director	**Board**	**Annual General Meeting**
Sheldon Gary Adelson	5/6[1]	0/1
Wong Ying Wai	6/6	1/1
Robert Glen Goldstein	6/6	0/1
Charles Daniel Forman	6/6	0/1
Chiang Yun	6/6	1/1
Victor Patrick Hoog Antink	6/6	1/1
Steven Zygmunt Strasser	6/6	0/1
Kenneth Patrick Chung	6/6	0/1
Wang Sing[2]	5/5	1/1

Notes:

(1) Included four Board meetings that were attended by proxy.

(2) Resigned as a Director on October 11, 2018, five Board meetings were held on or before October 11, 2018.

64
ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT    Key roles Key roles at Sands China are clearly defined and these include the Chairman and Chief Executive Officer, the President and Chief Operating Officer and the Company Secretary. Additionally, the Non-Executive Directors bring different perspectives to the Board’s discussion from the Executive Directors who are involved day-to-day. (a) Chairman and Chief Executive Oï¬ƒcer As explained in section 3.2, the roles of Chairman and Chief Executive Officer have both been performed by Mr. Sheldon Gary Adelson since March 2015. The principal responsibilities in capacity as Chairman are: • Chairing and managing the functioning of the Board. • Setting the Board’s agenda and ensuring adequate time is available for discussion of all agenda items, in particular strategic issues. • Promoting a culture of openness and debate by facilitating the effective contribution of the Non-Executive Directors. • Ensuring Directors receive accurate, timely and clear information and also ensuring effective communication with Shareholders. • Ensuring appropriate standards of governance permeate through all levels of the Company. The principal responsibilities in capacity as Chief Executive Officer are: • Developing the business strategy and support plans for approval by the Board. • Implementing the objectives and policies agreed by the Board. • Managing the senior management and executive team. • Acting as a bridge between the Board and the senior management and executive team, ensuring the Board is aware of the Executive Directors’, senior management’s and executive team’s views on business issues. • Setting an example to the Company’s employees and communicating to them the expectations of the Board in relation to the Company’s culture, values and behaviour. (b) President and Chief Operating Oï¬ƒcer The principal responsibilities of the President and Chief Operating Officer are: • Chairing the Executive Committee and supporting the Chief Executive Officer in managing the senior management and executive team. • Supporting the Chief Executive Officer in implementing the objectives and policies agreed by the Board. • Supporting the Chief Executive Officer in leading the day-to-day management of the Group. (c) Non-Executive Directors The Non-Executive Directors bring a mix of business experience and external perspectives as they are not involved in the day-to-day running of the business. Their principal responsibilities are: • Bringing independent judgement to bear on issues of strategy, policy, performance, accountability, resources, appointments and standards of conduct. • Taking the lead where potential conflicts of interest arise. • Serving on Board Committees where individual members have specific expertise or where independent oversight is required. • Scrutinising the Company’s performance in achieving agreed corporate goals and objectives, and monitoring of performance. 65 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Two of the Non-Executive Directors, Mr. Robert Glen Goldstein and Mr. Charles Daniel Forman, are not independent given their connection with the parent company, LVS. Nevertheless, they bring direct experience of the leisure and hotel industries and add considerable value to the Board’s decision-making process. Although not considered independent, they act in the interests of Sands China and all its Shareholders in their capacity as Board members. The other four Non-Executive Directors are considered to be independent, meeting the Listing Rule’s requirement that at least one-third of the Board should be independent. All Independent Non-Executive Directors have confirmed in writing their independence in accordance with the guidelines set out in the Listing Rules. Given the substantial shareholding held by LVS, the Independent Non-Executive Directors have a particular responsibility to safeguard the interests of minority Shareholders notwithstanding the Board and the majority Shareholder both understand decisions should always be made in the best interests of the Company. Each Non-Executive Director, whether independent or not, is appointed for a term of three years and is subject to retirement by rotation at least once every three years. A Director appointed to fill a casual vacancy or as an addition to the Board will be subject to re-election by Shareholders at the first annual general meeting after their initial appointment. (d) Company Secretary The Company Secretary plays an important role in ensuring the smooth functioning of the Board. The role of Company Secretary includes: • Working with the Chairman to ensure there is a good and timely flow of information to Directors. • Ensuring the correct Board procedures are followed. • Facilitating induction activities for new Directors and assisting with the continuing professional development of Board members. • Taking and keeping minutes of all Board and Committee meetings. • Advising the Chairman on all corporate governance-related matters. • Providing advice to the Board. (e) Board Committees Certain matters for which the Board is responsible are delegated to its Committees. These are matters where greater time and attention need to be devoted to specific topics (as Board meetings may not be the most effective forum to consider them), have the need for specialist input, or require the demonstration of independent oversight. The Committees have formal terms of reference that are subject to annual review to confirm they remain appropriate. Details of each Board Committee including membership and meeting attendance, responsibilities and activities during 2018 are set out in sections 3.5 to 3.8 of this Annual Report. 66 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Governance framework for the Board The Board has a number of policies and procedures in place to formalize its governance framework and to ensure it operates transparently and in accordance with best practice. (a) Board of Directors Corporate Governance Guidelines The Board has adopted a set of corporate governance guidelines, which are consistent with the requirements of the Code. The principal matters covered are: • Board membership. • Board refreshment and succession planning. • Conduct of Directors. • Procedures for Board meetings. • Procedures for management of conflict of interests. • Procedures for determination of Directors’ remuneration. • Requirements for induction of new Directors and continuing education of existing Directors. • Evaluation of Board and Committees performance. • Requirements for Board Committees. • Roles and responsibilities of Chairman and Chief Executive Officer. • Provisions to ensure supply of, and access to, information to Directors. • Requirements for accountability and audit. • Limitations to delegation of matters by the Board. (b) Board of Directors Approval and Authorization Policy The Board has a formal approval and authorization policy that sets out matters reserved to the Board. The principal matters include the review and approval of: • Annual operating and capital budgets. • Regulatory announcements. • Initial construction budgets for a project and any other arrangements and commitments. • Capital projects not include in annual or other budgets. • Charitable contributions. • Use of professional consultants and freelance agencies. • Issuance, incurrence and early extinguishment of debt. • Issuance or sale of equity securities. • Acquisitions and disposals outside the normal course of business and partnership or joint venture. • Guidelines for Directors’ and officers’ liability insurance. • Other matters where Board approval is required by laws and regulations or codes and policies adopted by the Board. The Board is also responsible for the approval of strategy, determining risk appetite, overseeing the risk management and internal control systems and ensuring their effectiveness, approval of interim dividends and the recommendation of final dividends for Shareholders’ approval. 67 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (c) Code of Business Conduct and Ethics The Board is also responsible for setting ethical standards for the Company. The Company has adopted a new Code of Business Conduct and Ethics to ensure the highest standards of integrity and ethical behaviour are maintained by all Directors and employees. The Code of Business Conduct and Ethics applies to all Directors, executives, employees and business partners and is based upon the following four key principles: • Principle 1: Respect for individuals • Principle 2: Doing business ethically and legally • Principle 3: Protecting our Company and investors • Principle 4: Enhancing our communities The Code of Business Conduct and Ethics also explains to employees where to go to for help or questions, and this includes a confidential hotline available to all team members. It is supported by a Team Member Handbook that provides practical day-to-day guidance and is distributed to all team members upon joining the Company. The Company’s Code of Business Conduct and Ethics is available on the Company’s website. Board effectiveness and evaluation In order to ensure Directors are able to contribute fully to Sands China, the Company has formal guidelines for induction of newly appointed Directors. These provide newly appointed Directors should receive a formal and tailored induction, to ensure they have a proper understanding of the Company’s operations and they are fully aware of their legal and regulatory responsibilities. Additionally, the Board is also responsible under its guidelines for maintaining the induction and continuing education programs of all Directors. Directors are expected to participate in appropriate programs to develop and refresh their knowledge and skills and ensure their contribution to the Board remains informed and relevant. Internally facilitated briefings for Directors are arranged and relevant materials are distributed. All Directors are encouraged to attend training courses at the Company’s expense. 68 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT During 2018, the Company arranged briefings on Enterprise Risk Management (“ERM”), cybersecurity, information technology infrastructure, compliance, human resources, and regular updates on new accounting standards, operational and construction progress. In addition, relevant materials including legal and regulatory updates were provided to the Directors. All Directors received training on various areas relevant to the Company’s operations, development, industry and directors’ duties, with details as follows:    Training areas Name of Director Corporate Governance Legal and Regulatory Business    Executive Directors Sheldon Gary Adelson Wong Ying Wai Non-Executive Directors Robert Glen Goldstein Charles Daniel Forman Independent Non-Executive Directors Chiang Yun Victor Patrick Hoog Antink Steven Zygmunt Strasser Kenneth Patrick Chung Wang Sing(1) Note: (1) Resigned on October 11, 2018. In January 2019, the Board self-reviewed its performance during 2018. It is satisfied: • The Board has met all statutory and regulatory requirements as well as the requirements contained in the Company’s articles of association. • The Board has made all announcements required under the Listing Rules to ensure that the market remained appropriately informed. • Directors have met the attendance expectations for meetings of a publicly listed company. • Directors have contributed constructively to Board deliberations and have approved resolutions where required on a properly informed basis. The Company Secretary also received on-going relevant professional training during the year, and he has confirmed he has undertaken no less than 15 hours training during the year ended December 31, 2018. Directors’ responsibility for Financial Reporting in respect of Financial Statements The Directors acknowledge their responsibility for preparing the financial statements of the Company for the year ended December 31, 2018. 69 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Board activities during 2018 The Board is required under its CG Guidelines and the Code to meet a minimum of four times at approximately quarterly intervals. During 2018, it held 6 meetings and additionally passed written resolutions where required. Apart from regular Board meetings, the Chairman also held a meeting with the Non-Executive Directors (including Independent Non-Executive Directors) without the presence of Executive Directors. Agendas for each meeting are prepared by the Company Secretary in consultation with the Chairman and Chief Executive Officer. During 2018, the Board covered a wide range of matters in relation to strategy, financing, operations, financial performance, regulatory compliance and governance. The principal items considered by the Board are summarised below. (a) Operational and business oversight The key areas on which the Board focused during the year were as follows: • Reviewed and approved the annual budget for 2019. • Approved significant capital expenditure projects that exceeded the approval limits of the Capex Committee. • Reviewed and approved the proposed team member wage adjustment. • Received and considered updates from the management team on operational matters, development projects and any material litigation on a regular basis throughout the year. (b) Governance The main governance matters considered by the Board were as follows: • Received and considered recommendations from each Board Committee on a regular basis throughout the year at each Board meeting which followed a Committee meeting. • Reviewed and approved the 2018 management incentive program. • Conducted the reviews required by the Code and the CG Guidelines including annual self-review of performance. • Recommended to Shareholders the proposal to re-appoint Deloitte as auditor. • Reviewed and approved amendments to the terms of reference of the Audit Committee and Nomination Committee. The Board’s activity in respect of risk management and internal control, including its interaction with the Audit Committee, is set out in more detail in section 3.9 of this Annual Report. (c) Financial Following the reviews and recommendations by the Audit Committee, the Board approved: • The Company’s preliminary annual IFRS financial results for release to the market. • The Company’s 2017 annual report and 2018 interim report for publication. • The Company’s quarterly U.S. GAAP financial results for inclusion by LVS in its consolidated financial statements. • The Company’s 2017 interim dividend. The Board also recommended the Company’s 2017 final dividend to Shareholders for approval, and delegated its authority to the Audit Committee to approve the interim IFRS financial results for release to the market. (d) Regulatory The Board focused on the following regulatory matters: • Approved public announcements prior to release through the Stock Exchange. • Approved the publication and dispatch of 2017 annual report and 2018 interim report to Shareholders. • Approved the publication of 2017 sustainability report. 70 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (e) Other matters The Board additionally considered and/or approved a number of other matters following recommendations from the Audit Committee, including the 2018 amendment to the VML credit agreement and the Form F-4 Registration Statement for filing with the SEC. The Board also approved the 2018 executive retention scheme, the issue of unsecured bonds, the new SCL revolving credit facility, the interest rate swap and the establishment of Sky Committee with delegated authorities. In addition, the Independent Non-Executive Directors conducted an annual review of the continuing connected transactions between the Company and LVS and are of the opinion the transactions were entered into in the ordinary and usual course of business of the Company on normal commercial terms and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Shareholders as a whole. 3.5 AUDIT COMMITTEE The Audit Committee plays a key oversight role at Sands China by ensuring the Group has effective and appropriate risk management and internal control systems, backed up by comprehensive governance, internal and external audit and reporting functions. Composition and meeting attendance At the Latest Practicable Date, the Audit Committee comprises four Directors, all of whom are Independent Non-Executive Directors. The terms of reference specify a minimum membership of three Non-Executive Directors appointed by the Board, a majority of which should be independent. Mr. Victor Patrick Hoog Antink and Mr. Kenneth Patrick Chung have appropriate professional qualifications and experience in financial matters. In addition to the members of the Audit Committee, meetings are normally attended by the President and Chief Operating Officer, Chief of Staff, Senior Vice President and Chief Financial Officer, Vice President of Audit Services Group, Senior Vice President of Legal and Company Secretary, Senior Vice President and Chief Compliance Officer and the external auditor. During 2018, the Audit Committee met seven times and additionally passed written resolutions where required. Its terms of reference require it to meet at least four times in the year on a quarterly basis, or more frequently as circumstances require. The membership of the Audit Committee, and attendance at the meetings held during the year, is as follows:    Name of Committee Member Attendance/No. of Meeting(s)    Victor Patrick Hoog Antink (Chairman) Chiang Yun Steven Zygmunt Strasser Kenneth Patrick Chung Wang Sing(1)    7/7 7/7 7/7 7/7 6/6    Note: (1) Resigned on October 11, 2018, six Audit Committee meetings were held on or before October 11, 2018. 71 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Responsibilities The Audit Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in fulfilling its oversight responsibilities in the following key areas: • Overseeing the Company’s relationship with the external auditor. • Monitoring the integrity of financial information published by Sands China. • Performing an oversight role in respect of internal audit, risk management and internal control. • Evaluating its own performance and review the adequacy of its terms of reference annually. Activities in 2018 During 2018, the Audit Committee met seven times and additionally passed written resolutions where required in discharging its responsibilities. The principal matters it considered were: (a) Oversight of relationship with the external auditor The Audit Committee monitored Sands China’s relationship with its external auditor, Deloitte. In particular, the Audit Committee: • Evaluated the performance of Deloitte and their independence and objectivity. The Audit Committee recommended to the Board that they be re-appointed as auditor. • Reviewed and approved non-audit services provided by Deloitte. (b) Financial information The Audit Committee met at regular intervals to review the financial statements prepared by management for publication, discussing these with management and the external auditor, focusing on the matters specified in the terms of reference. The financial statements review included: • The 2017 preliminary results announcement, the 2017 annual report, the 2018 interim results announcement and the 2018 interim report. • Quarterly U.S. GAAP financial results for inclusion in the consolidated financial statements of LVS. • Continuing connected transactions for the 2017 financial year. The Audit Committee also regularly met with the external auditor, Deloitte and considered its quarterly reports, its report on the 2017 full year audit and its audit plan in respect of the 2018 financial year. The Audit Committee also reviewed the recast consolidated financial statements of the Company and its subsidiaries for the years ended December 31, 2015, 2016 and 2017 for inclusion into the offering memorandum. (c) Internal audit function, risk management and internal control The Audit Committee regularly considered internal audit, risk management and internal control matters. These included: • Reviewed the ERM program and the effectiveness of risk management and internal control systems. • Reviewed the report of the Audit Services Group (the Company’s internal audit function) on its activities and findings on a quarterly basis. • Reviewed the performance of the Audit Services Group on an annual basis. • Received updates on compliance issues and reviewed the whistleblowing hotline reports on a quarterly basis. • Received updates and reports on a number of specific topics, including cybersecurity, information technology infrastructure, compliance, human resources and new accounting standards. • Received regular reports on legal issues affecting the Group. • Reviewed resources adequacy, staff qualifications and experience, training programs and budget for internal audit, accounting and financial reporting functions. 72 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Further details of the Group’s risk management and internal control processes, including the Audit Committee’s role and activities in 2018, is given in section 3.9 of this Annual Report. (d) Other matters The Audit Committee additionally reviewed a number of other matters during the year. This included certain business matters prior to consideration by the Board, including the interim and final dividends, the annual budget for 2019, the 2018 amendment to the VML credit agreement and the Form F-4 Registration Statement for filing with the SEC. The terms of reference of the Audit Committee were reviewed and revised on October 18, 2018, under which the cooling off period for a former audit partner as a member of the Audit Committee was amended to align with the relevant provision of the Listing Rules. The Audit Committee also conducted a review of its performance. It remained satisfied with its performance. 3.6 REMUNERATION COMMITTEE The primary purpose of the Remuneration Committee is to make recommendations to the Board on the Company’s remuneration policy and structure. This includes base salary, benefits, long-term and short-term incentives, profit sharing plans and the terms of any agreements. Composition and meeting attendance At the Latest Practicable Date, the Remuneration Committee comprises three Directors – two Non-Executive Directors (both of whom are independent) and one Executive Director who is the President and Chief Operating Officer. The terms of reference require a majority of the members of the Remuneration Committee (including its Chairman) are Independent Non-Executive Directors. In addition to the members of the Remuneration Committee, the Senior Vice President of Human Resources attends the meetings by invitation. During 2018, the Remuneration Committee met once and additionally passed written resolutions where required. Its terms of reference suggest it should meet four times a year, but permit it to meet less frequently as circumstances require. The membership of the Remuneration Committee, and attendance at the meeting held during the year, is as follows:    Name of Committee Member    Attendance/No. of Meeting(s)    Steven Zygmunt Strasser (Chairman) Victor Patrick Hoog Antink Wong Ying Wai    1/1 1/1 1/1    Responsibilities The Remuneration Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are as follows: • Making recommendations on the Company’s remuneration policy and structure. • Making recommendations to the Board on the establishment of a formal and transparent procedure for developing remuneration policy. 73 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT • Having delegated responsibility to determine the remuneration packages of individual Executive Directors and senior management (as defined in the terms of reference of the Remuneration Committee). • Making recommendations on the remuneration of Non-Executive Directors. • Evaluating and making recommendations to the Board with regard to incentive and share-based plans. • Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Activities in 2018 During 2018, the Remuneration Committee met once and additionally passed written resolutions where required in discharging its responsibilities. The principal matters it dealt with were: • Reviewed and approved the proposed bonus payments. • Reviewed and recommended the proposed team member wage adjustment, 2018 management incentive program and 2018 executive retention scheme for approval by the Board. • Reviewed and approved the proposed special mid-year award to eligible team members. In conducting its work in relation to the remuneration of Directors and senior management, the Remuneration Committee ensured: • No individual was involved in determining his or her own remuneration. • Remuneration awards were determined by reference to the performance of the individual and the Company and aligned to the market practice and conditions, the Company’s goals and strategy. In respect of Non-Executive Directors, the Remuneration Committee has reviewed fees payable taking into account the particular nature of their duties, relevant guidance available and the requirements of the Listing Rules. The Remuneration Committee also conducted a review of its performance and terms of reference during the year. It remained satisfied with its performance and that its terms of reference remained appropriate. Specific additional disclosures required in respect of remuneration including the Equity Award Plan are included later in the Directors’ Report and in Note 6 to the Consolidated Financial Statements in this Annual Report. 3.7 NOMINATION COMMITTEE The primary purpose of the Nomination Committee is to assist the Board by making recommendations on the appointment or re-appointment of Directors and succession planning for Directors. It thereby helps the Board to ensure the size, structure and composition of the Board remains appropriate to enable the Board to remain effective in fulfilling its responsibilities. Composition and meeting attendance The terms of reference require a majority of the members of the Nomination Committee are Independent Non-Executive Directors. They also provide the Nomination Committee should be chaired by the Chairman of the Board or an Independent Non-Executive Director. At the Latest Practicable Date, the Nomination Committee comprises three Directors – the Chairman of the Board (who also is Chairman of the Nomination Committee) and two Independent Non-Executive Directors who accordingly form a majority of the Nomination Committee. 74 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT During 2018, the Nomination Committee met once. Its terms of reference require it to meet at least once in the year. The membership of the Nomination Committee, and attendance at the meeting held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Sheldon Gary Adelson (Chairman) 1/1 Victor Patrick Hoog Antink 1/1 Chiang Yun 1/1 Responsibilities The Nomination Committee’s responsibilities are set out in detail in its terms of reference. Its main responsibilities are to support the Board in ensuring appropriate balance and composition of its membership by: • Reviewing the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board at least annually and making recommendations on any proposed changes to the Board to complement the Company’s corporate strategy. • Identifying individuals suitably qualified to become Board members and selecting or making recommendations to the Board on the selection of individuals nominated for directorships. • Making recommendations to the Board for appointments or re-appointments of Directors and succession planning for Directors. • Assessing the independence of Independent Non-Executive Directors with reference to the factors set out in the Listing Rules and any other factors deemed appropriate by the Nomination Committee or the Board. • Reviewing the Nomination Policy (as defined in its terms of reference) and the Board Diversity Policy. • Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Nomination Policy and Board Diversity Policy The Company has a formal, considered and transparent procedure for the nomination and appointment of new directors. The Board has delegated its authority and duties for matters relating to selection and appointment of Directors of the Company to the Nomination Committee and set out the same in the terms of reference of the Nomination Committee. (a) Key nomination criteria and principles for the nomination of Directors The Nomination Committee considers the following key nomination criteria and principles for the nomination of Directors: • Review the structure, size and composition (including but not limited to the perspective, skills, knowledge, experience and diversity) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy. • Identify individuals suitably qualified to become Board members and select or make recommendations to the Board on the selection of individuals nominated for directorships, having due regard to the Board Diversity Policy and the individuals’ ability to contribute to the effectiveness of the Board in carrying out its responsibilities set out in the Company’s articles of association, the Listing Rules and applicable law and regulation and the CG Guidelines. 75 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The criteria for Board membership is set out in paragraph I(3) of the CG Guidelines, including: o Members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, with reference to the Board Diversity Policy. o Having sufficient time and attention to the Company’ affairs. o Possessing financial literacy. o Possessing good character, including:ï,§ Integrity: Directors should demonstrate high ethical standards and integrity in their personal and professional dealings. ï,§ Accountability: Directors should be willing to be accountable for their decisions as directors. ï,§ Judgement: Directors should possess the ability to provide wise and thoughtful counsel on a broad range of issues. ï,§ Responsibility: Directors should interact with each other in a manner which encourages responsible, open, challenging and inspired discussion. ï,§ High performance standards: Directors should have a history of achievements which reflects high standards for themselves and others. ï,§ Commitment and enthusiasm: Directors should be committed to, and enthusiastic about, their performance for the Company as directors, both in absolute terms and relative to their peers. ï,§ Courage: Directors should possess the courage to express views openly, even in the face of opposition. o Able to meet the following expectations:ï,§ Dedicate sufficient time, energy and attention to ensure the diligent performance of his/her duties. ï,§ Comply with duties and responsibilities set forth in the CG Guidelines and in the Company’s articles of association. ï,§ Comply with all duties of care, loyalty and confidentiality applicable to directors of publicly traded corporations. ï,§ Adhere to the Company’s Code of Business Conduct and Ethics, including but not limited to, the policies on conflicts of interest expressed therein. • Make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the Chairman and the Chief Executive Officer. (b) Nomination procedures for appointment and re-appointment of Directors The Nomination Committee follows the following procedures regarding the appointment of Directors: (1) The Nomination Committee identifies individual(s) suitably qualified to become Board members, having due regard to the Nomination Policy and the Board Diversity Policy, and assesses the independence of the proposed Independent Non-Executive Director(s) as appropriate. (2) The Nomination Committee makes recommendation(s) to the Board. (3) The Board considers the individual(s) recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines. (4) The Board confirms the appointment of the individual(s) as Director(s) or recommends the individual(s) to stand for election at a general meeting. Individual(s) appointed by the Board to fill a casual vacancy or as an addition to the Board will be subject to re-election by Shareholders at the next annual general meeting after initial appointment in accordance with the Company’s articles of association. (5) The Shareholders approve the election of individual(s), who stand(s) for election at the general meeting, as Director(s). 76 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Nomination Committee follows the following procedures regarding the re-appointment of Directors: (1) The Nomination Committee considers each retiring Director, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines, and assesses the independence of each retiring Independent Non-Executive Director. (2) The Nomination Committee makes recommendation(s) to the Board. (3) The Board considers each retiring Director recommended by the Nomination Committee, having due regard to the Nomination Policy, the Board Diversity Policy and the CG Guidelines. (4) The Board recommends the retiring Directors to stand for re-election at the annual general meeting in accordance with the Company’s articles of association. (5) The Shareholders approve the re-election of Directors at the annual general meeting. (c) Board Diversity Policy When identifying candidates for Board membership, the Nomination Committee takes into account the Nomination Policy and the Board Diversity Policy. Appointments are based on merit and contribution the selected individuals will bring to the Board and factors considered include gender, age, cultural and educational background, professional and industry experience, skills, knowledge and time commitments of such individuals. The Nomination Committee also takes into account the Company’s business model and specific needs from time to time. External recruitment professionals might be engaged to assist with the selection process when necessary. The Nomination Committee conducted a review on the progress on achieving the objectives set for implementing the Board Diversity Policy in January 2019 and the progress was satisfactory. Activities in 2018 During 2018, the Nomination Committee met once in discharging its responsibilities. The Nomination Committee completed its annual review of the structure, size and composition of the Board and assessed the independence of its Independent Non-Executive Directors as required by its terms of reference. The terms of reference of Nomination Committee were revised on October 18, 2018 to set out the Nomination Policy, including the key nomination criteria and principles for nomination of Directors. The Nomination Committee conducted a review of its performance during the year. It remained satisfied with its performance. 3.8 CAPEX COMMITTEE The Capex Committee assists the Board by reviewing and, where appropriate, approving non-budgeted capital expenditures with a project value between US$1 million to US$10 million. This enables the Board, through the Committee, to exercise appropriate oversight and control over management for material projects while allowing more effective use of Board time in focusing on more significant matters. Composition and meeting attendance At the Latest Practicable Date, the Capex Committee comprises three Directors – two Non-Executive Directors (one of whom is independent) and one Executive Director who is the President and Chief Operating Officer. The terms of reference specify a minimum membership of three Directors appointed by the Board. The purpose of the Capex Committee is to assist effective decision-making by management with an appropriate level of control. As the Capex Committee is not a governance committee, a majority of its members are not required to be Independent Non-Executive Directors. 77 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT During 2018, the Capex Committee met five times and additionally passed written resolutions where required. Its terms of reference require it to meet as required. The membership of the Capex Committee, and attendance at the meetings held during the year, is as follows: Name of Committee Member Attendance/No. of Meeting(s) Robert Glen Goldstein (Chairman) 5/5 Victor Patrick Hoog Antink 5/5 Wong Ying Wai 5/5 Responsibilities The Capex Committee’s responsibilities are set out in detail in its terms of reference. Its principal purpose is to support the Board and management in making decisions on capital expenditure by: • Reviewing and, if appropriate, approving the terms of any non-budgeted capital expenditure project with a project value between US$1 million and US$10 million. • Having full authority to enter into agreements on behalf of the Company within the above limits. • Evaluating its own performance and reviewing the adequacy of its terms of reference annually. Activities in 2018 During 2018, the Capex Committee met five times and additionally passed written resolutions where required in discharging its responsibilities. The principal matters it dealt with were as follows: • Reviewed capital improvement project reports presented by management on a quarterly basis. • Reviewed and approved a range of capital expenditure projects at various properties including The Venetian Macao, The Plaza Macao, The Parisian Macao, Sands Cotai Central and Sands Macao. • Reviewed a number of capital expenditure projects in excess of its approval limit prior to consideration by the Board. The Capex Committee also conducted a review of its performance and terms of reference during the year. It remained satisfied with its performance and that its terms of reference remained appropriate. 3.9 RISK MANAGEMENT AND INTERNAL CONTROL Governance and Implementation Structure for Risk Management In executing its strategy and operating its business, the Company faces various risks and uncertainties. Effective risk management is a central element of Sands China’s governance practices, designed to mitigate and manage these risks. Ultimately, the accurate and timely identification, assessment and management of Sands China’s priority risks are critical to the operational and financial success of the business. Sands China’s governance framework for risk management and internal control is set out in its ERM Charter. The ERM Charter was developed in 2016, formally approved in March 2017 and subsequently revised in December 2018. This underpins Sands China’s processes in three ways: • Firstly, the ERM Charter clearly sets out the roles and responsibilities of different committees, functions and individuals for risk management activity. This helps to ensure risk management is embedded across the organization with clear accountability for its implementation and oversight. 78 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT • Secondly, the ERM Charter describes the methodology and approach to risk identification and assessment. This helps to ensure a consistent approach to risk management both across the Group and over time. • Thirdly, the ERM Charter establishes protocols for both internal and external communication to appropriate individuals where risk events arise or existing risk events change. This helps Sands China to respond effectively to mitigate or address risk events. The ERM Charter is aligned with LVS’ ERM program, thereby enabling Sands China to benefit from the breadth of risk management experience across the LVS Group. The operation of the ERM Committee is under the review of the Audit Committee on behalf of the Board with a view to the continuous improvement of risk management and internal control systems. Sands China’s governance structure for its risk management system is set out below: Board of Directors Audit Committee Audit Services Executive Group Committee Suspicious Credit Compliance Junket Oversight Transactions Report ERM Committee Committee Committee Committee Committee Key roles (a) The Board of Directors and the Audit Committee The Board has overall responsibility for risk management and internal control systems and for reviewing their effectiveness at least annually through the Audit Committee. The Board recognizes these systems are designed to manage rather than eliminate the risk of failure to achieve business objectives, and therefore can only provide reasonable but not absolute assurance against material misstatement or loss. The Board meets its responsibility in respect of risk management and internal control systems in a number of ways. It sets and communicates Sands China’s strategies and objectives. Through its Audit Committee, it oversees the Company’s risk management and internal control systems on an on-going basis. The Board monitors risk appetite by evaluating and determining the nature and extent of the priority risks the Group will accept in order to achieve its strategic objectives. 79 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Audit Committee and the Board receive regular analysis of risk-related key matters for consideration in advance of each meeting, covering financial and operational matters. The regular provision of risk information allows the early identification of potential issues and an assessment of the adequacy of any mitigating actions to address them. On behalf of the Board, the Audit Committee conducts an on-going review of the effectiveness of Sands China’s and its subsidiaries’ risk management and internal control systems. The review covers all material controls, including financial, operational and compliance controls. This looks at how the nature and extent of priority risks has changed since the previous review, the scope and quality of management’s on-going risk monitoring and mitigation efforts, the frequency of communication to the Audit Committee/Board and any significant changes in Sands China’s risks in the year and how these were addressed. Section 3.5 of this Annual Report sets out the principal activities of the Audit Committee during 2018 in respect of risk management and internal control. This included an annual review of risk management and internal control systems on behalf of the Board. Based on the following considerations, the Audit Committee concluded the Company’s risk management and internal control systems are effective and adequate: • Adequacy of resources, qualifications, experience, training and budgets of the Company’s accounting, internal audit (Audit Services Group), financial reporting, information technology, cybersecurity, legal and compliance functions. • Changes in the nature and extent of priority risks and management’s responsiveness to changes in the business and external environment. • Scope and quality of management’s on-going monitoring of risks and of the internal control systems. • Effectiveness and the work of the internal audit function (Audit Services Group) and other assurance providers. • Extent and frequency of communication of results of risk monitoring to the Audit Committee. • Significant control weaknesses and potential deficiencies identified as well as the adequacy of planned actions to mitigate risks, which could pose a material impact on the Company’s financial performance or condition. • Effectiveness of the processes for financial reporting and Listing Rules compliance. • Confirmation from management on the effectiveness of the risk management and internal control systems. (b) ERM Executive Sponsors The ERM Executive Sponsors comprise the President and Chief Operating Officer, Chief of Staff and Senior Vice President and Chief Financial Officer. The ERM Executive Sponsors are responsible for detailed executive level oversight of the Company’s risk management processes over the course of the year. (c) Audit Services Group The Audit Services Group is the Company’s internal audit function. Its responsibilities are set out in the Internal Audit Charter, which was approved by the Audit Committee and the Board. These include independently reviewing the effectiveness of the Company’s risk management and internal control systems. The Audit Services Group meets this responsibility through performing independent assessments of the adequacy and effectiveness of the Company’s risk management processes; the scope and frequency of these assessments are determined in consultation with the ERM Executive Sponsors. In addition to its primary reporting line to the Audit Committee, the Audit Services Group reports the results of its assessments of Sands China’s risk management processes to the ERM Executive Sponsors. The Audit Services Group additionally advises on the design, implementation and development of risk management processes. Meanwhile, the outputs of the risk management processes are considered in the development of the Audit Services Group’s audit plans. 80 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT (d) Risk Mitigation Owners Risk Mitigation Owners are department and functional heads across Sands China who have overall responsibility for implementing, leading and supporting risk management activities. They are required to operate in a manner consistent with the Company’s risk management objectives and are responsible for fostering an effective risk culture within their departments or functions. Risk Management Methodology Sands China has adopted a risk management methodology which consists of four key processes and is applied on an on-going basis. The methodology is based on that set out by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). It is also consistent with LVS’ ERM program, which means the Company is able to leverage and benefit from the experience and learnings of the LVS Group in relation to the effective management of risk. Risk Identification • Risk Mitigation Owners identify risks in the operations and those relevant to the Company as a whole. • ERM Executive Sponsors identify emerging risks or strategic risks. • An updated risk inventory is prepared as a basis of the risk assessment and for development of the audit plan of the Audit Services Group. Risk Assessment • Risk inventory is scored and assessed as to its relevant exposure. • Risk ranking is produced to facilitate the identification of priority risks. • Impact of a risk event is assessed in terms of severity of its consequences (both financial and non-financial). • Likelihood is assessed in terms of the probability a risk event could materialize. • A consistent and robust global approach is taken in the determination and execution of the risk assessment methodology. Risk Response • Prioritized risk ranking is reviewed by the stakeholders. • Risk is managed by Risk Mitigation Owners with appropriate skills and experiences. • Risk mitigation plans are developed for each risk by the respective Risk Mitigation Owners. • Risk mitigation plans are reviewed and approved by the ERM Committee, executive management and, for priority risks, the Audit Committee. Risk Monitoring and Reporting • Known and emerging risks as well as the implementation and effectiveness of the risk mitigation plans are monitored by the Risk Mitigation Owners. • Periodic updates on the implementation and progress of the risk mitigation plans are provided to the ERM Committee. • On-going effectiveness of the ERM program is reviewed by the ERM Committee and reported to the Audit Committee on a quarterly basis. 81 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Communications of Risk Events An integral part of risk management processes includes the communication of risk events, both internally and externally, when major risk events arise. Complete, accurate and timely communication of relevant information to the right individuals and functions is key to enabling Sands China to make the appropriate decisions and responses when a risk event arises. The necessary level of information, appropriate parties and suitable timeframe required for a response will vary significantly according to the nature and severity of the risk event that has occurred. Inside Information Sands China has written procedures in place for the handling of inside information in accordance with the Listing Rules. Officers of the Company and its subsidiaries (i.e. members of the Board of Directors of the Company and its subsidiaries, Department Heads, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents) carry out the following periodically: • Business developments and events are monitored so any potential Inside Information (as defined in the Guidelines on Disclosure of Inside Information issued by the Securities and Futures Commission in June 2012) is promptly identified. • Inside Information, where identified, is reported to the General Counsel and Company Secretary (or, in his absence, the Assistant General Counsel) who will then report it to the President and Chief Financial Officer followed by the Executive Committee of VML (the “Executive Committee”), as is appropriate. The Executive Committee will meet to consider the matter and make a decision as to whether or not it should be treated as Inside Information and whether an announcement is required or, where necessary, the matter will be referred to the Board for its decision. A record of any meetings and discussions concerning the assessment of whether or not information constitutes Inside Information will be maintained. • A sensitivity list is maintained and reviewed by the Executive Committee; this list identifies factors or developments likely to give rise to Inside Information. • Any Inside Information or potential Inside Information is kept confidential and team members are reminded of the need to preserve confidentiality. Appropriate confidentiality agreements are put in place when the Company enters into significant negotiations. • Inside Information is first disclosed by a Stock Exchange announcement before it is released via other channels. Activities in 2018 During 2018, the ERM Committee met four times to discharge its responsibilities. The principal matters it dealt with were as follows: • Reviewed the 2018 ERM risk inventory. • Reviewed ERM risk survey results. • Reviewed global compliance survey results. • Reviewed and approved 2018 priority risk reporting timeline. • Received and considered updates from the Risk Mitigation Owners on the implementation and progress of the risk mitigation plans. • Monitored risk mitigation progress in coordination with Risk Mitigation Owners and provided updates to the Audit Committee on a quarterly basis. • The ERM Committee reviewed its Charter during the year. The Charter was revised with effect from December 2018 so as to align with the updates to COSO ERM framework in 2017. 82 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Priority Risks and Key Mitigations The priority risks facing the Company, as identified by the Board of Directors in their annual review of the risk management processes, are set out in section 2.5 of this Annual Report. Through the Risk Management Methodology adopted by the Company, risk factors are identified, prioritized and communicated, and related risk strategies are developed to manage and mitigate risks. The priority risks identified are addressed by the following key mitigation measures: • Implementation of additional controls, safeguards, policies and procedures. • Implementation of appropriate response plans. • Deployment of appropriate insurance instruments. • Diversification of business. • Proactively monitoring of industry trends, competitors and innovations. • Proactively monitoring of regulatory changes. • Effective monitoring and timely remediation of identified deficiencies. • Internal audit oversight. • Review and ensure the adequacy of resources. • Employ and develop the best talent and leadership capabilities. • Organize comprehensive training programs for team members, including awareness training, compliance training and continuing professional training. • Design and implementation of succession plan program. 3.10 SHAREHOLDERS The Company considers effective communication with Shareholders is essential for good investor relations and investor understanding of the Group’s business performance and strategies. The Company also recognizes the importance of transparency and timely disclosure of corporate information. To facilitate maintaining an on-going dialogue with Shareholders and to encourage Shareholder engagement and participation, the Company has developed and maintains a Shareholder Communication Policy. Under this policy, the Company commits to give Shareholders balanced and understandable information about the Company’s performance, position and prospects. Information is made available to Shareholders through a number of means, including formal announcements of information required under the Listing Rules and through the constructive use of general meetings. Updated information (for example, including in relation to the Company’s financial information and its corporate governance practices) as well as standing information about the Company is also made available through the Company’s website (www.sandschina.com). The general meetings of the Company provide a forum for communication between the Board and Shareholders. The Chairman of the Board, as well as the chairmen and/or other members of the Board’s four Committees will, in the absence of unforeseen circumstances, attend to answer questions raised at these meetings. The external auditor will be asked to attend the annual general meeting to answer questions about relevant matters including the conduct of the audit, the auditor’s report and auditor independence. The Company maintains procedures for Shareholders to propose a person for election as a Director of the Company. The details of these procedures are available on the Company’s website. 83 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT To safeguard Shareholders’ interests and rights, separate resolutions will be proposed for each substantial separate issue at general meetings, including the election of Directors. All resolutions put forward at general meetings will be voted on by poll pursuant to the Company’s articles of association and the Listing Rules, and poll results will be posted on the Company’s website and that of the Stock Exchange after each general meeting. Procedures for Shareholders to Convene an Extraordinary General Meeting Article 68 of the Company’s articles of association provides general meetings shall be convened on the written requisition of the following members of the Company deposited at the principal place of business of the Company in Hong Kong at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong for the attention of Company Secretary, specifying the objects of the meeting and signed by the requisitionist(s), provided such requisitionists held, as at the date of deposit of the requisition, not less than one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company: • Any two or more members; or • Any one member which is a recognized clearing house (or its nominee(s)). If the Directors do not within 21 days from the date of deposit of the requisition proceed duly to convene the meeting to be held within a further 21 days, the requisitionist(s) themselves or any of them representing more than one-half of the total voting rights of all of them, may convene the general meeting in the same manner, as nearly as possible, as in which meetings may be convened by the Directors provided any meeting so convened shall not be held after the expiration of three months from the date of deposit of the requisition, and all reasonably expenses incurred by the requisitionist(s) as a result of the failure of the Board shall be reimbursed to them by the Company. Note: Any such written requisition from the Shareholders should be marked “Shareholders’ Communication” on the envelope. Procedures for Shareholders to Put Forward Proposals at General Meeting Within 10 days of the date on which a notice (the “Notice”) is deemed to be received by Shareholders in respect of any general meeting of the Company (the “Relevant General Meeting”), two or more Shareholders holding at least one-tenth of the paid up capital of the Company, which carries the right of voting at general meetings of the Company may together, by written notice to the Company at Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong for the attention of Company Secretary, propose a resolution to be proposed and considered at the Relevant General Meeting in addition to the resolutions set out in the Notice. Such written notice shall be accompanied by a statement in no more than 1,000 words explaining the matters referred to, and the reasons for, any such proposed resolution. Following the receipt of such written notice and accompanying statement by the Company, the Company may, in the Company’s absolute discretion (taking into account, without limitation, legal, regulatory and practical considerations relating to the issue of any supplemental notice to all Shareholders in relation to the Relevant General Meeting), include the proposed resolution in the business of (i) the Relevant General Meeting or (ii) in a general meeting of the Company that is subsequent to the Relevant General Meeting. The Company will circulate a revised Notice including any proposed resolution and the accompanying statement to all Shareholders in accordance with the articles of association of the Company provided that if, in the Company’s sole opinion (without have to give reasons therefor), the above process is being abused in any way whatsoever, the Company has absolute discretion to not include such proposed resolution in the business of the Relevant General Meeting or a subsequent general meeting of the Company. Note: Any such written notice from the Shareholders should be marked “Shareholders’ Communication” on the envelope. 84 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Procedures for Shareholders to Put Forward Enquiries to the Board Shareholders are, at any time, welcome to raise questions and request information (to the extent it is publicly available and appropriate to provide) from the Board and management by writing to: Company Secretary The Venetian Macao-Resort-Hotel, Executive Offices — L2 Estrada da Baia de N. Senhora da Esperanca, s/n, Taipa, Macao Note: Any such letter from the Shareholders should be marked “Shareholders’ Communication” on the envelope. The Shareholders’ Communication Policy is available on the website of the Company. Investor Relations During the year 2018, the Company has not made any amendment to its memorandum and articles of association. The Company’s memorandum and articles of association is available on the Company’s website and the Stock Exchange’s website. Dividend Policy It is the Company’s intention to provide Shareholders with consistent regular dividends depending on the earnings, financial condition and capital requirements, as well as economic and other conditions our Board may deem relevant. Our ability to declare and pay dividends on our Shares is also subject to the requirements of Cayman Islands law. Moreover, we are a holding company, which is dependent upon the operations of our subsidiaries for cash. The laws where our subsidiaries operate and the terms of our subsidiaries’ debt and other agreements may restrict the ability of our subsidiaries to make dividends or other distributions to us. 3.11 COMPLIANCE DISCLOSURES AND OTHER MATTERS The Listing Rules requires certain corporate governance disclosures to be made. This section of the report details certain disclosures that have not been covered above. Disclosure of Directors’ Information pursuant to the Listing Rule 13.51B(1) Other Major Positions Held Mr. Kenneth Patrick Chung was appointed as an independent non-executive director of China Construction Bank Corporation, a company listed on the Stock Exchange (stock code: 939), with effect from November 1, 2018. Mr. Kenneth Patrick Chung served as the vice chairman of International Social Service Hong Kong Branch until December 31, 2018. Dr. Wong Ying Wai completed the term as the chairman of the Standing Commission on Civil Service Salaries and Conditions of Service on December 31, 2018 and renewed the term as a member of the Committee of Cultural Industries of the Macao Government for 2 years from August 12, 2018 to August 11, 2020. 85 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Model Code for Securities transactions The Company has developed the Company Code for securities transactions by the Directors and relevant employees who are likely to be in possession of unpublished inside information of the Company on terms no less exacting than the Model Code. Following specific enquiry by the Company, all Directors have confirmed they have complied with the Company Code and, therefore, with the Model Code throughout the year 2018 and to the date of this Annual Report (i.e. March 15, 2019). Quarterly Reporting LVS, as a United States Securities Exchange Act 1934 reporting company, is required to file quarterly financial reports with the SEC. When LVS releases its press release relating to quarterly financial information (which contains financial information about the Group) in the U.S., the Company simultaneously makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules extracting key highlights of the press release pertaining to the Group. The financial information relating to the Group contained in such press release is presented in accordance with U.S. GAAP and there is no reconciliation of such information with IFRS. When LVS files its quarterly financial report (which contains financial information about the Group) on Form 10-Q, the Company makes an announcement pursuant to Rule 13.09(2)(a) of the Listing Rules providing a hyper-link to such Form 10-Q, which contains financial information relating to the Group presented in accordance with U.S. GAAP. Remuneration of Senior Management The remuneration of the members of the senior management by band for the year ended December 31, 2018 is set out below: Number of members of senior management HK$8,000,001 (approximately US$1,032,000)–HK$12,000,000 (approximately US$1,548,000) 1 HK$18,000,001 (approximately US$2,323,000)–HK$22,000,000 (approximately US$2,839,000) 1 HK$34,000,001 (approximately US$4,387,000)–HK$38,000,000 (approximately US$4,903,000) 1 3 External Auditor and Auditor’s Remuneration The statement of the external auditor of the Company about their reporting responsibilities for the financial statements is set out in the “Independent Auditor’s Report” in section 4.1 of this Annual Report. During the year ended December 31, 2018, the remuneration paid and payable to the Company’s external auditor is set out below: Amount of Fees Payable/Paid Type of Services (US$’000) Audit Services(i) 2,603 Non-audit Services 104 Total 2,707 (i) Auditor’s remuneration of US$600,000 was capitalized during the year ended December 31, 2018 related to the issuance of the Senior Notes. 86 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT 3.12 DIRECTORS’ REPORT The Directors are pleased to present their report together with the audited Consolidated Financial Statements of the Group for the year ended December 31, 2018. Principal Activities The principal activity of the Company is investment holding and the principal activities of our subsidiaries are the development and operation of integrated resorts in Macao, which contain not only gaming and hotel areas, but also meeting space, convention and exhibition halls, retail and dining areas and entertainment venues. Consolidated Financial Statements The Consolidated Financial Statements of the Group for the year ended December 31, 2018 are set out in section 4.2 of this Annual Report. Business Review The business review of the Group for the year ended December 31, 2018 is set out in section 2 of this Annual Report. Dividends On January 18, 2019, the Board declared an interim dividend of HK$0.99 per share, which was paid to Shareholders on February 22, 2019. On March 15, 2019, the Board proposed the payment of a final dividend of HK$1.00 per share, which is subject to the approval of the Shareholders at the forthcoming annual general meeting on May 24, 2019. If the final dividend is approved by Shareholders on May 24, 2019, the total dividend paid to Shareholders for the year ended December 31, 2018 will be HK$1.99 per share. Share Capital Details of movements in the share capital of the Company during the year are set out in Note 21 to the Consolidated Financial Statements. Purchase, Sale or Redemption of the Company’s Listed Shares Neither the Company, nor any of its subsidiaries purchased, sold or redeemed any of the listed shares of the Company during the year ended December 31, 2018. Distributable reserves of the Company The Company’s reserves available for distribution to Shareholders as at December 31, 2018 amounted to approximately US$1.81 billion (2017: US$1.64 billion). Borrowings The total borrowings of the Group as at December 31, 2018 amounted to US$5.56 billion (2017: US$4.41 billion). Particulars of borrowings are set out in Note 24 to the Consolidated Financial Statements. 87 ANNUAL REPORT 2018

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3. CORPORATE GOVERNANCE REPORT

Finance Costs Capitalized

Finance costs amounting to US$4 million (2017: US$2 million) were capitalized by the Group during the year as set out in Note 8 to the Consolidated Financial Statements.

Donations and Contributions

Donations and contributions by the Group for charitable and other purposes amounted to US$2 million (2017: US$5 million). During the year ended December 31, 2017, US$4 million of the total donations and contributions are related to assisting the Macao community with long term relief, recovery and rebuilding efforts due to Typhoon Hato.

Financial Summary

A summary of the results for the year and of the assets and liabilities of the Group as at December 31, 2018 and for the previous four financial years are set out in section 4.4 of this Annual Report.

Directors

The Directors of the Company during the year and as at the Latest Practicable Date are:

Executive Directors	Title	Note
Sheldon Gary Adelson	Chairman of the Board and Chief Executive Officer	Re-designated March 6, 2015
Wong Ying Wai	President and Chief Operating Officer	Appointed January 22, 2016

Non-Executive Directors		
Robert Glen Goldstein		Re-designated November 1, 2015
Charles Daniel Forman		Elected May 30, 2014

Independent Non-Executive Directors		
Chiang Yun		Appointed October 14, 2009
Victor Patrick Hoog Antink		Appointed December 7, 2012
Steven Zygmunt Strasser		Elected May 31, 2013
Kenneth Patrick Chung		Appointed July 15, 2016
Wang Sing[1]		Resigned October 11, 2018

Note:

(1) Mr. Wang Sing resigned as an Independent Non-Executive Director and a member of Audit Committee, in each case, with effect from October 11, 2018. Please refer to the announcement of the Company dated October 11, 2018 for details.

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SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Board has established four committees, being the Audit Committee, the Remuneration Committee, the Nomination Committee and the Capex Committee. The table below details the membership and composition of each of the four committees as at the Latest Practicable Date. Audit Remuneration Nomination Capex Name of Director Committee Committee Committee Committee Sheldon Gary Adelson — — Chairman —Wong Ying Wai — Member — Member Robert Glen Goldstein — — — Chairman Charles Daniel Forman — — — —Chiang Yun Member — Member —Victor Patrick Hoog Antink Chairman Member Member Member Steven Zygmunt Strasser Member Chairman — —Kenneth Patrick Chung Member — — — Director Independence The Company has received written annual confirmation from each Independent Non-Executive Director of his/her independence pursuant to the requirements of the Listing Rules. The Company considers all Independent Non-Executive Directors to be independent in accordance with the independence guidelines as set out in the Listing Rules. Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board at Board meetings and withdraw if appropriate. Directors’ Service Contracts Each of the Non-Executive and Independent Non-Executive Directors is appointed for a term of three years. The appointment may be terminated by either the Company or the Director on not less than one month’s written notice. The Directors shall retire by rotation and be eligible for re-election in accordance with the articles of association of the Company. None of the Directors offering themselves for re-election at the forthcoming annual general meeting has a service contract with the Company, which is not determinable by the Company within one year without payment of compensation (other than statutory compensation). There are no service contracts with Directors that are exempt under Rule 13.69 of the Listing Rules. No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2017: nil). On January 19, 2018, the Board approved the renewal of appointment letter of Mr. Sheldon Gary Adelson as Executive Director for a term of three years commencing from March 6, 2018. On August 11, 2018, the Board approved the renewal of the below appointment letters: • Ms. Chiang Yun as Independent Non-Executive Director for a term of three years commencing from October 14, 2018; • Mr. Robert Glen Goldstein as Non-Executive Director for a term of three years commencing from November 1, 2018; and • Mr. Victor Patrick Hoog Antink as Independent Non-Executive Director for a term of three years commencing from December 7, 2018. 89 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT On October 18, 2018, the Board approved the renewal of appointment letter of Dr. Wong Ying Wai as Executive Director for a term of three years commencing from January 22, 2019. On March 15, 2019, the Board approved the renewal of the below appointment letters: • Mr. Steven Zygmunt Strasser as Independent Non-Executive Director for a term of three years commencing from May 31, 2019; and • Mr. Kenneth Patrick Chung as Independent Non-Executive Director for a term of three years commencing from July 15, 2019. For the year ended December 31, 2018, details of remuneration of the Directors and Senior Management are set out in Note 6 to the Consolidated Financial Statements. Directors’ interests Directors are required to declare their direct or indirect interests, if any, in any proposals or transactions to be considered by the Board and withdraw from that part of the Board meetings, if appropriate. With the exception of the continuing connected transactions disclosed herein, no transaction, arrangement or contract in relation to the Group’s business to which the Company or any of its fellow subsidiaries was a party and in which a Director (or any person who at any time in the financial year ended December 31, 2018 was a Director or any entity connected with a Director or such person) had a material interest, whether directly or indirectly, subsisted during or at the end of the financial year ended December 31, 2018. Management Contracts No contracts, other than employment contracts, concerning the management and/or administration of the whole or any substantial part of the business of the Company were entered into or existed during the year 2018. Permitted Indemnity Pursuant to the Company’s articles of association, every Director shall be indemnified and held harmless out of the assets of the Company, to the fullest extent permitted by applicable law, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred. The Company has arranged for appropriate insurance cover for Directors’ and officers’ liabilities in respect of legal actions against the Directors and officers arising out of corporate activities. Interests of Directors and Chief Executives The interests of each of the Directors and Chief Executives in the shares, underlying shares and debentures of the Company and any of the Company’s associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2018, as recorded in the register required to be kept under Section 352 of Part XV of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code, are set out in the table and explanatory notes below: Approximate percentage of shareholding Name of Director Company Nature of interest Number of Shares interest Sheldon Gary Adelson Company Interest in a controlled 5,657,814,885(L) 70.02% corporation Wong Ying Wai Company Beneficial owner 4,000,000(L)(3) 0.05% 90 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Approximate percentage of Associated Number of shareholding Name of Director corporation Nature of interest securities interest Sheldon Gary Adelson LVS Beneficial owner 66,984,299(L)(1) 8.64% Family Interest 330,160,726(L)(2) 42.58% Robert Glen Goldstein LVS Beneficial owner 4,887,057(L)(4) 0.63% Charles Daniel Forman LVS Beneficial owner 208,274(L)(5) 0.03% The letter “L” denotes the person’s long position in such shares/securities. Notes: (1) This amount includes (a) 66,353,854 shares of LVS’ common stock, (b) 31,407 unvested shares of LVS’ restricted stock, and (c) 599,038 options to purchase 599,038 shares in LVS’ common stock, of which 93,705 are vested and exercisable. (2) This amount includes (a) 93,779,145 shares of LVS’ common stock held by Mr. Sheldon Gary Adelson’s spouse, Dr. Miriam Adelson, (b) 2,208,548 shares of LVS’ common stock held by trusts for the benefit of Dr. Adelson and her family members over which Dr. Adelson, as trustee, retains sole voting control and shares dispositive power, (c) 3,704,005 shares of LVS’ common stock held by trusts for the benefit of Dr. Adelson’s family members over which Dr. Adelson, as trustee, retains sole voting control and dispositive power, (d) 217,902,318 shares of LVS’ common stock held by trusts for the benefit of Dr. Adelson and her family members over which Dr. Adelson, as trustee, shares dispositive power, and (e) 12,566,710 shares of LVS’ common stock held by Adfam Investment Company LLC over which Dr. Adelson, as co-manager, shares voting and dispositive control with Mr. Adelson. (3) This amount represents 4,000,000 options to purchase 4,000,000 shares of the Company, of which 1,600,000 are vested and exercisable. (4) This amount includes (a) 137,057 shares of LVS’ common stock, and (b) 4,750,000 options to purchase 4,750,000 shares in LVS’ common stock, of which 1,250,000 are vested and exercisable. (5) This amount includes (a) 206,987 shares of LVS’ common stock and (b) 1,287 unvested shares of LVS’ restricted stock. None of the Directors or the Chief Executives had short positions in respect of shares, underlying shares and debentures of the Company and its associated corporations (within the meaning of Part XV of the SFO) as at December 31, 2018. Save as disclosed above, so far as was known to the Directors, as at December 31, 2018, none of the Directors or the Chief Executives had, pursuant to Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interest or short position in any shares or underlying shares or interest in debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) that were required to be notified to the Company and the Stock Exchange, or any interests that were required, pursuant to Section 352 of the SFO, to be entered into the register referred to therein, or any interests that were required, pursuant to the Model Code, to be notified to the Company and the Stock Exchange. As at December 31, 2018, save as disclosed above, none of the Directors nor the Chief Executives (including their spouses and children under 18 years of age) had any interest in, or had been granted, or exercised, any rights to subscribe for shares (or warrants or debentures, if applicable) of the Company and its associated corporations (within the meaning of Part XV of the SFO). Interests of Substantial Shareholders The interests of substantial Shareholders in the shares and underlying shares of the Company as at December 31, 2018, as recorded in the register required to be kept under Section 336 of Part XV of the SFO or as the Company is aware, are set out in the table below. 91 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT The Company had been notified of the following substantial Shareholders’ interests in the shares of the Company as at December 31, 2018: Approximate percentage of issued Name of substantial Shareholder Capacity/Nature of interest Number of Shares share capital Sheldon Gary Adelson Interest in a controlled corporation 5,657,814,885(L) 70.02% Las Vegas Sands Corp. Interest in a controlled corporation 5,657,814,885(L) 70.02% Las Vegas Sands, LLC Interest in a controlled corporation 5,657,814,885(L) 70.02% Venetian Casino Resort, LLC Interest in a controlled corporation 5,657,814,885(L) 70.02% LVS (Nevada) International Interest in a controlled corporation 5,657,814,885(L) 70.02% Holdings, Inc. LVS Dutch Finance C.V. Interest in a controlled corporation 5,657,814,885(L) 70.02% LVS Dutch Holding B.V. Interest in a controlled corporation 5,657,814,885(L) 70.02% Sands IP Asset Management B.V. Interest in a controlled corporation 5,657,814,885(L) 70.02% Venetian Venture Development Beneficial owner 5,657,814,885(L) 70.02% Intermediate II The letter “L” denotes the person’s long position in such shares. As at December 31, 2018, VVDI (II) was a substantial Shareholder which was interested in 5,657,814,885 Shares (representing approximately 70.02% of the total issued share capital of the Company). VVDI (II) was a wholly-owned subsidiary of Sands IP. Sands IP was a wholly-owned subsidiary of LVS Dutch Holding, which was in turn wholly-owned by LVS Dutch Finance. LVS Dutch Finance was a 99% subsidiary of LVS Nevada, which was in turn wholly-owned by Venetian Casino. Venetian Casino was a wholly-owned subsidiary of LVS LLC, which was in turn wholly-owned by LVS. Mr. Sheldon Gary Adelson, his family members and trusts and other entities established for the benefit of Mr. Adelson and/or his family members beneficially owned approximately 56% of the outstanding common stock of LVS as at December 31, 2018. As at December 31, 2018, the Company had not been notified of any short positions being held by any substantial Shareholder in the shares or underlying shares of the Company. Interests of Any Other Persons Save as disclosed above, as at December 31, 2018, the Company had not been notified of any persons who had interests or short positions in the shares or underlying shares of the Company, as recorded in the register required to be kept under Section 336 of Part XV of the SFO. Senior Management The biographical details of the senior management as at the date of this report are set out in section 1.3 of this Annual Report. 92 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Major Customers and Suppliers For the year ended December 31, 2018, the aggregate amount of turnover attributable to the Group’s five largest customers represented less than 30% of the Group’s total turnover; and the aggregate amount of purchases (not including the purchases of items that are of a capital nature) attributable to the Group’s five largest suppliers represented less than 30% of the Group’s total purchases. Non-Competition Deed with LVS We entered into a Non-Competition Deed with LVS on November 8, 2009 so as to maintain a clear delineation of the respective businesses of each party with effect from the Listing Date. Please see our Prospectus for additional information on the Non-Competition Deed. Since the Listing Date, there have been no business opportunities offered by LVS to us and LVS and its associates have not carried out, nor proposed to carry out, any business activity, whether directly or indirectly, which competes or may lead to competition with us. LVS has provided its written declaration in respect of LVS and its subsidiaries’ (other than that which form part of our Group) compliance with the undertakings under the Non-Competition Deed during the year ended December 31, 2018. Our Independent Non-Executive Directors consider that LVS has complied with the terms set out in the Non-Competition Deed during the year ended December 31, 2018. Continuing Connected Transactions — Shared Services Agreement The Company and LVS entered into a Shared Services Agreement in respect of the provision of certain products and services by the LVS Group to our Group or by our Group to the LVS Group. Details of the Shared Services Agreement are disclosed in the Prospectus. 2018 Shared Services Agreement On December 13, 2017, the Company and LVS entered into an agreement to renew the terms of the Shared Services Agreement on amended terms for a period of three years commencing on January 1, 2018 and ending on December 31, 2020 (the “2018 Shared Services Agreement”). The following are continuing connected transactions contemplated by the 2018 Shared Services Agreement: I. Continuing Connected Transactions Fully Exempt From Shareholders’ Approval, Annual Review and All Disclosure Requirements Under Listing Rule 14A.76(1) or 14A.98 1. Reciprocal global procurement consultancy services; 2. Reciprocal transportation and related logistic services; 3. Reciprocal design, development and construction consultancy services; 4. Reciprocal administrative and logistics services; and 5. Joint international marketing services provided by our Group to the LVS Group. II. Continuing Connected Transactions Exempt From Shareholders’ Approval Requirement but subject to Reporting, Announcement and Annual Review Requirements Under Listing Rule 14A.76(2) The following transactions between our Group and the LVS Group are on-going and are exempt from Shareholders’ approval requirements under Rule 14A.76(2) of the Listing Rules but are subject to the reporting, announcement and annual review requirements. 93 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Joint International Marketing and Retail Leasing, Management and Marketing Services provided by the LVS Group to our Group Under the 2018 Shared Services Agreement, the LVS Group agreed to provide to the Group joint international marketing services targeting VIP players, premium players and Sands Rewards Club members who wish to patronize the Group’s properties in addition to those of the LVS Group, and retail leasing, management and marketing services relating to the retail malls owned or operated by the Group (including hotel, convention, exhibition, meetings and entertainment sales, marketing and public relations services) (the “Joint International Marketing and Retail Leasing, Management and Marketing Services”). Pursuant to the 2018 Shared Services Agreement, the annual caps set for the Joint International Marketing and Retail Leasing, Management and Marketing Services to be provided by the LVS Group to the Group for each of the three years ending December 31, 2020 are US$7.7 million, US$8.5 million and US$9.3 million respectively. The annual caps for the Joint International Marketing and Retail Leasing, Management and Marketing Services for each of the three years ending December 31, 2020 are determined by reference to, among others, (a) the historical figures related to such services, (b) the necessary amount to be paid to properly and adequately compensate for the services of the marketing executives, (c) sufficient additional fee capacity to address the expected growth of the Group’s business in such three years (including, but not limited to, the expected growth resulting from The Parisian Macao which opened in September 2016), and (d) the extent and volume of the services the Group expects the LVS Group to provide during such periods. As, based on the annual caps, one or more of the relevant percentage ratios in relation to the Joint International Marketing and Retail Leasing, Management and Marketing Services are more than 0.1% but each of them is less than 5%, the Company is required to comply with the reporting, announcement and annual review but is exempt from the Shareholders’ approval requirements of Chapter 14A of the Listing Rules in respect of continuing connected transactions. Under the 2018 Shared Services Agreement, the Group also agreed to provide to the LVS Group joint international marketing and retail leasing, management and marketing services. The fees to be paid by the LVS Group to the Group will be calculated on a cost basis. As the relevant percentage ratios in relation to these services are less than 0.1%, the Company is fully exempt from Shareholders’ approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules. Continuing Connected Transactions — The Second Trademark Sub-License Agreement Overview LVS LLC and SCL IP Holdings, LLC entered into the Second Trademark Sub-License Agreement on November 8, 2009. LVS LLC is a connected person as it is our Controlling Shareholder. SCL IP Holdings, LLC is our wholly-owned subsidiary. The Second Trademark Sub-License Agreement is subject to Shareholders’ approval, annual review and all disclosure requirements. The Stock Exchange has granted to us a waiver from strict compliance with the announcement and Shareholders’ approval requirements in respect of The Second Trademark Sub-License Agreement for a period of slightly over twelve and a half years from the Listing Date, provided that the annual value of the transactions does not exceed the caps for the relevant period. Pursuant to the Second Trademark Sub-License Agreement, LVS LLC (as licensor) granted to our Group a license to use certain trademarks and the service marks (a) in mainland China, Macao, Hong Kong and Taiwan (and their respective territorial seas) (the “Restricted Zone”) for the development, operation and marketing of casinos, hotels, integrated resorts and associated 94 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT facilities located in the Restricted Zone and (b) in the rest of the world, for the marketing of our business in the Restricted Zone. Nothing in the Second Trademark Sub-Licence Agreement shall grant to the licensee or any permitted sublicensee the right to use any licensed marks for the purpose of carrying on any Internet gaming business, even when the portal or the primary users targeted are domiciled within the Restricted Zone. The Second Trademark Sub-License Agreement shall remain in effect for an initial term of slightly over twelve and a half years commencing from the Listing Date and ending on December 31, 2022, so that its term is aligned with the initial term of VML’s Subconcession, which expires on June 26, 2022. The Second Trademark Sub-License Agreement may be renewed upon the agreement of both parties on such terms as the parties may mutually agree, subject to compliance with the Listing Rules. The parties are permitted to terminate the Second Trademark Sub-License Agreement prior to the expiration of its initial term by mutual agreement. The licensor is also entitled, upon the compulsion of any law of any of the jurisdictions within the Restricted Zone, to terminate the grant of a license. The Second Trademark Sub-License Agreement shall terminate automatically, without any notice to the licensee, in the event that LVS is no longer a Controlling Shareholder, or in the event of any sale of all or substantially all of the assets of the licensee, to any person or legal entity that is not a subsidiary or affiliate of LVS, our Company or the licensor. The Venetian Macao, Sands Macao and The Plaza Macao Under the Second Trademark Sub-License Agreement: (a) for each of the full fiscal years under the initial term through the full fiscal year ended December 31, 2012, the licensee will pay the licensor an annual royalty at the rate of 1.5% of the total gross revenue of The Venetian Macao, 1.5% of the total gross non-gaming revenue and Paiza-related gaming revenue of the Sands Macao and 1.5% of the total gross gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in respect of those three properties in each such fiscal year will be capped at US$20.0 million per full fiscal year, and (b) for each of the subsequent full fiscal years under the initial term, commencing with the full fiscal year ended December 31, 2013 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of the Relevant Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year. Royalty Cap for The Venetian Macao, Sands Macao and The Plaza Macao (2018–2022) Year 2018 2019 2020 2021 2022 Cap (US$ in millions) 59.7 71.7 86.0 103.2 123.8 Sands Cotai Central Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2012, the licensee will pay the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at Sands Cotai Central that utilizes any of the licensed marks (the “Sands Cotai Central Royalty”), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until expiration of the initial term, commencing with the full fiscal year ended December 31, 2016 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of the Sands Cotai Central Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year. 95 ANNUAL REPORT 2018

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3. CORPORATE GOVERNANCE REPORT

Royalty Cap for Sands Cotai Central (2018–2022)

Year	2018	2019	2020	2021	2022
Cap (US$ in millions)	34.6	41.5	49.8	59.7	71.7

The Parisian Macao

Under the Second Trademark Sub-License Agreement: (a) for each of the first three full fiscal calendar years after commencement of operations beginning in 2016, the licensee will pay the licensor an annual royalty fee of 1.5% of the gross revenues of the operations at The Parisian Macao that utilizes any of the licensed marks (the "Parisian Macao Royalty"), subject to a US$20 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until expiration of the initial term, commencing with the full fiscal year ending December 31, 2020 and ending with the full fiscal year ending December 31, 2022, the licensee will pay the licensor an annual royalty being the lesser of The Parisian Macao Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for The Parisian Macao (2018–2022)

Year	2018	2019	2020	2021	2022
Cap (US$ in millions)	20.0	20.0	24.0	28.8	34.6

Each Subsequent Casino Gaming Property

Each subsequent casino gaming property we operate that utilizes any of the licensed marks in connection with generating the relevant revenue, will pay (a) for each of the first three full fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the "Subsequent Casino Gaming Property Royalty"), subject to a US$20.0 million cap per fiscal year, and (b) for the fiscal calendar years thereafter until expiration of the initial term, the licensee will pay the licensor an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps set out in the table below, such annual caps reflecting an increase of 20.0% for each subsequent year.

Royalty Cap for Each Subsequent Casino Gaming Property

Year	1	2	3	4	5
Cap (US$ in millions)	20.0	20.0	20.0	24.0	28.8

Note: This assumes, for illustrative purposes, that the Casino Gaming properties open on January 1, 2018 and have the right to use the licensed marks until expiration of the initial term.

Further details of the Second Trademark Sub-License Agreement, the caps and these continuing connected transactions are set out in the Prospectus.

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3. CORPORATE GOVERNANCE REPORT

Summary of Continuing Connected Transactions

The aggregate amount paid by our Group to the LVS Group and/or by the LVS Group to our Group during the years ended December 31, 2017 and 2018 along with the annual caps for the financial year ended December 31, 2018 are set out below:

	Aggregate amount paid for the year ended December 31, 2017 (US$ in million)	Aggregate amount paid for the year ended December 31, 2018 (US$ in million)	Annual Cap for the year ended December 31, 2018 (US$ in million)
Reciprocal Global Procurement Consultancy Services[1]	N/A	N/A	N/A
Reciprocal Transportation and related Logistics Services[1]	N/A	N/A	N/A
Reciprocal Design, Development and Construction Consultancy Services[1]	N/A	N/A	N/A
Reciprocal Administrative and Logistics Services[2]	N/A	N/A	N/A
The First Trademark License Agreement[3]	Nil	Nil	N/A
Joint International Marketing and Retail Leasing, Management and Marketing Services[4]	5.3	7.1	7.7
The Second Trademark Sub-License Agreement	97.8	106.4	114.3

Notes:

(1) Per Rule 14A.76(1) of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(2) Per Rule 14A.98 of the Listing Rules, these continuing connected transactions are fully exempt from Shareholders' approval, annual review and all disclosure requirements.

(3) Per page 220 of our Prospectus, the First Trademark License is a fully paid-up, royalty free license.

(4) These amounts represent amounts paid for the services provided by the LVS Group to our Group. The services provided by the Group to the LVS Group are fully exempt from Shareholders' approval, annual review and all disclosure requirements under Rule 14A.76(1) of the Listing Rules.

The annual caps agreed in the 2018 Shared Services Agreement for the three years commenced on January 1, 2018 and will end on December 31, 2020 and are set out below:

	Annual Cap for the year ended December 31, 2018 (US$ in million)	Annual Cap for the year ending December 31, 2019 (US$ in million)	Annual Cap for the year ending December 31, 2020 (US$ in million)
Joint International Marketing and Retail Leasing, Management and Marketing Services provided by the LVS Group to our Group	7.7	8.5	9.3

97
ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Payments by Our Group That Do Not Constitute Continuing Connected Transactions The Shared Services Agreement also documents certain historical arrangements in which our Group and the LVS Group have coordinated efforts to obtain insurance coverage and information technology products and services from third-party service providers. These arrangements continue after the Listing Date. Such arrangements permit our Group together with the LVS Group to leverage our combined negotiating power for such services or coverage. With respect to insurance coverage, LVS has executed various insurance policies that provide global coverage for its subsidiaries (including coverage for certain members of our Group). We bear that portion of the premiums charged for such insurance coverage that is proportionate to our share of the insurance coverage. In the event of losses suffered by any members of our Group, the indemnification from the insurers under such policies for such losses will be paid to us. With respect to information technology products and services, LVS has entered into various enterprise level agreements in order to meet the combined requirements of its subsidiaries (including the requirements of members of our Group). We bear that portion of the cost for such information technology products and services that is proportionate to our share of the use of such information technology products and services. The above arrangements are not considered continuing connected transactions between our Group and the LVS Group as the LVS Group is not providing our Group with any services or products and vice versa. Auditor’s Letter In accordance with Rule 14A.56 of the Listing Rules, our Board engaged the auditor of our Company to report on the Group’s continuing connected transactions in accordance with Hong Kong Standard on Assurance Engagements 3000 (Revised) “Assurance Engagements Other Than Audits or Reviews of Historical Financial Information” and with reference to Practice Note 740 “Auditor’s Letter on Continuing Connected Transactions under the Hong Kong Listing Rules” issued by the Hong Kong Institute of Certified Public Accountants. The auditor has issued an unqualified letter containing their findings and conclusions in respect of the continuing connected transactions disclosed by the Group above in accordance with Rule 14A.56 of the Listing Rules. Directors’ Review The Directors, including the Independent Non-Executive Directors, have reviewed the continuing connected transactions for the year ended December 31, 2018 and are of the opinion they were entered into in the ordinary and usual course of business of the Company on normal commercial terms and according to the agreements governing them on terms that are fair and reasonable and in the interests of the Company’s Shareholders as a whole. Related Party Transactions in the Normal Course of Business Details of the significant related party transactions undertaken in the normal course of business are provided under Note 29 to the Consolidated Financial Statements. With the exception of the connected transactions disclosed herein, none of those related party transactions constitute a disclosable connected transaction as defined under the Listing Rules. The Company has complied with the disclosure requirements set out in Chapter 14A of the Listing Rules relating to related party transactions. 98 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Equity Award Plan The Company adopted an Equity Award Plan on November 8, 2009 (amended on February 19, 2016) for the purpose of attracting able persons to enter and remain in the employ of our Group. The Equity Award Plan also provides a means whereby employees, directors and consultants of our Group can acquire and maintain Share ownership, thereby strengthening their commitment to the welfare of our Group and promoting an identity of interest between Shareholders and these persons. Unless otherwise terminated, the Equity Award Plan will be valid and effective for a period of ten years from November 30, 2009. As the Equity Award Plan will expire on November 30, 2019, a new 2019 Equity Award Plan has been put forward for approval by the Shareholders at the annual general meeting of the Company to be held on May 24, 2019. Persons who are eligible to participate in the Equity Award Plan (the “Eligible Persons”) are limited to those who have entered into an award agreement with us or who have received written notification from the Committee established by our Board to administer the Equity Award Plan (the “Committee”), or from a person designated by the Committee, they have been selected to participate in the Equity Award Plan. Eligible Persons include: (i) any individual regularly employed by our Company or any of our subsidiaries, provided, however, no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument related thereto; (ii) a director of our Company or any of our subsidiaries; or (iii) a consultant or advisor to our Company or any of our subsidiaries. The maximum number of Shares in respect of which options or other share-based awards may be granted (including Shares in respect of which options, whether exercised or still outstanding, have already been granted) under the Equity Award Plan and under any other plans of our Company must not in aggregate exceed 10% of the then issued share capital of our Company as at the Listing Date, excluding for this purpose Shares that would have been issuable pursuant to options or other share-based awards that have been lapsed in accordance with the terms of the Equity Award Plan (or any other plans of our Company). Notwithstanding the foregoing, the Shares that may be issued in respect of options and other share-based awards granted and yet to be exercised under the Equity Award Plan and any other plans of our Company at any time shall not exceed 30% of the Shares in issue from time to time. Based on listing approval granted by the Stock Exchange on November 27, 2009, up to 804,786,508 Shares may be issued by our Company to Eligible Persons in respect of the share options under the Equity Award Plan, representing 10% of the issued share capital of the Company as at the Listing Date. As at the date of this Annual Report (i.e. March 15, 2019), the total number of Shares available for issue under the Equity Award Plan was 702,055,826 Shares, which represented approximately 8.7% of the issued share capital of the Company on that date. The total number of Shares issued and to be issued upon exercise in respect of options or other share-based awards granted and to be granted under the Equity Award Plan and any other plans of our Company (including both exercised, outstanding options and restricted share units and Shares that were the subject of options or restricted share units, which have been granted and accepted under the Equity Award Plan or any other plan of our Company) to each Eligible Person in any 12-month period up to the date of grant shall not exceed 1% of the Shares in issue as at the date of grant. Share Options No option may vest more than ten years after the date of grant. The minimum period for which an option must be held before it can be exercised will be specified in the relevant option agreement between our Company and the relevant Eligible Person. Grant of options are accepted by the relevant Eligible Person upon remittance of HK$1.00 to the Company within 28 days. 99 ANNUAL REPORT 2018

SANDS CHINA LTD.

3. CORPORATE GOVERNANCE REPORT

The exercise price ("Option Price") per Share for each option shall be set by the Committee at the time of grant but shall not be less than the highest of:

(i) the official closing price of the Shares as stated in the daily quotation sheet of the Stock Exchange on the date of grant, which must be a business day;

(ii) the average of the official closing price of the Shares as stated in the daily quotation sheets of the Stock Exchange for the 5 business days immediately preceding the date of grant; and

(iii) the nominal value of a Share, provided that for the purpose of determining the Option Price where the Shares have been listed on the Stock Exchange for less than 5 business days preceding the date of grant, the issue price of the Shares in connection with such listing shall be deemed to be the closing price of the Shares for each business day falling within the period before the listing of the Shares on the Stock Exchange.

The exercise of any option shall be subject to our Shareholders in general meeting approving any necessary increase in the authorized share capital of our Company.

As at December 31, 2018, 121,522,991 options to purchase Shares had been granted under the Equity Award Plan of which 32,738,607 options had been exercised and 31,402,009 options had lapsed.

Details of the grant of share options and a summary of movements of the outstanding share options during the year under the Equity Award Plan were as follows:

Options to Subscribe for Ordinary Shares Granted under the Company's Equity Award Plan

Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options						Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
						outstanding as at January 1, 2018	granted during the year	vested during the year[2]	lapsed during the year	exercised during the year	outstanding as at December 31, 2018	
Wong Ying Wai	November 2, 2015	4,000,000[3]	28.59	28.15	November 2, 2016–November 1, 2025	4,000,000	—	800,000	—	—	4,000,000	—
Other eligible employees	March 31, 2010	16,692,400	11.63	12.10	March 31, 2011–March 30, 2020	790,875	—	—	—	52,100	738,775	33.75
	September 30, 2010	2,672,500	13.23	14.32	September 30, 2011–September 29, 2020	101,950	—	—	—	30,000	71,950	40.08
	August 30, 2011	1,584,400	22.48	22.80	August 30, 2012–August 29, 2021	312,525	—	—	—	186,950	125,575	44.90
	November 24, 2011	2,378,500	20.23	20.95	November 24, 2012–November 23, 2021	157,900	—	—	—	—	157,900	—
	March 5, 2012	1,434,500	28.23	29.25	March 5, 2013–March 4, 2022	243,750	—	—	—	202,000	41,750	46.08
	May 14, 2012	1,787,100	28.14	28.90	May 14, 2013–May 13, 2022	535,300	—	—	—	358,725	176,575	43.82
	August 31, 2012	1,538,100	26.82	27.50	August 31, 2013–August 30, 2022	829,850	—	—	—	499,750	330,100	43.25
	December 24, 2012	312,000	33.28	34.05	December 24, 2013–December 23, 2022	312,000	—	—	—	312,000	—	45.10
	February 15, 2013	1,278,800	36.73	36.50	February 15, 2014–February 14, 2023	587,150	—	—	—	3,000	584,150	44.60
	May 16, 2013	1,241,900	40.26	40.45	May 16, 2014–May 15, 2023	396,900	—	—	—	—	396,900	—

100

ANNUAL REPORT 2018

SANDS CHINA LTD.

3. CORPORATE GOVERNANCE REPORT

Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	Number of options: outstanding as at January 1, 2018	granted during the year	vested during the year[2]	lapsed during the year	exercised during the year	outstanding as at December 31, 2018	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
	February 24, 2014	2,602,300	59.35	58.90	February 24, 2015–February 23, 2024	1,306,800	—	326,700	213,600	—	1,093,200	—
	March 18, 2014	3,238,800	62.94	62.25	March 18, 2015–March 17, 2024	2,038,500	—	509,625	—	—	2,038,500	—
	May 21, 2014	2,723,800	57.75	57.40	May 21, 2015–May 20, 2024	1,664,900	—	416,225	203,900	—	1,461,000	—
	June 18, 2014	857,100	53.64	53.10	June 18, 2015–June 17, 2024	585,300	—	146,325	—	—	585,300	—
	June 23, 2014	552,500	54.20	54.60	June 23, 2015–June 22, 2024	414,375	—	—	414,375	—	—	—
	August 29, 2014	1,063,100	52.33	51.35	August 29, 2015–August 28, 2024	868,000	—	163,600	213,600	—	654,400	—
	September 26, 2014	195,000	43.27	41.30	September 26, 2015–September 25, 2024	195,000	—	48,750	—	—	195,000	—
	December 29, 2014	213,600	38.90	38.50	December 29, 2015–December 28, 2024	213,600	—	53,400	—	160,200	53,400	44.97
	March 3, 2015	648,400	35.90	35.30	March 3, 2016–March 2, 2025	308,600	—	103,850	53,400	204,750	50,450	43.94
	May 5, 2015	795,600	33.15	32.80	May 5, 2016–May 4, 2025	325,000	—	81,250	—	—	325,000	—
	May 22, 2015	1,300,000	32.35	32.05	May 22, 2016–May 21, 2025	1,300,000	—	325,000	—	—	1,300,000	—
	February 24, 2016	14,624,800	26.97	27.05	February 24, 2017–February 23, 2026	11,175,000	—	2,952,400	514,700	2,289,200	8,371,100	44.43
	March 23, 2016	2,508,400	31.00	30.35	March 23, 2017–March 22, 2026	2,015,100	—	530,400	124,700	380,400	1,510,000	44.82
	May 20, 2016	317,600	27.55	27.25	May 20, 2017–May 19, 2026	216,500	—	57,000	—	39,100	177,400	47.40
	September 13, 2016	433,600	34.03	34.45	September 13, 2017–September 12, 2026	354,700	—	79,500	23,400	36,300	295,000	43.38
	February 24, 2017	13,069,600	32.15	32.25	February 24, 2018–February 23, 2027	12,485,200	—	3,093,400	828,600	1,082,050	10,574,550	44.22
	March 23, 2017	2,613,200	35.25	35.05	March 23, 2018–March 22, 2027	2,435,200	—	601,800	213,400	154,900	2,066,900	44.39
	May 19, 2017	494,000	34.31	33.80	May 19, 2018–May 18, 2027	494,000	—	123,500	36,400	48,400	409,200	46.52
	September 13, 2017	889,600	37.90	37.20	September 13, 2018–September 12, 2027	786,800	—	172,700	96,000	—	690,800	—
	February 26, 2018	13,202,000	44.85	44.00	February 26, 2019–February 25, 2028	—	13,202,000	—	400,400	—	12,801,600	—
	March 23, 2018	2,526,000	44.31	43.65	March 23, 2019–March 22, 2028	—	2,526,000	—	171,600	—	2,354,400	—
	May 21, 2018	1,035,200	47.95	47.10	May 21, 2019–May 20, 2028	—	1,035,200	—	48,400	—	986,800	—
	September 13, 2018	1,866,400	33.80	31.70	September 13, 2019–September 12, 2028	—	1,866,400	—	—	—	1,866,400	—
Consultant:	February 15, 2013	208,000	36.73	36.50	February 15, 2014–February 14, 2023	208,000	—	—	—	—	208,000	—
	February 24, 2016	194,800	26.97	27.05	February 24, 2017–February 23, 2026	194,800	—	48,700	—	97,400	97,400	44.85
	March 23, 2016	100,800	31.00	30.35	March 23, 2017–March 22, 2026	100,800	—	25,200	—	—	100,800	—
	February 24, 2017	194,800	32.15	32.25	February 24, 2018–February 23, 2027	194,800	—	48,700	—	48,700	146,100	44.85

101

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SANDS CHINA LTD.
3. CORPORATE GOVERNANCE REPORT

						Number of options						
Director & other eligible persons	Date granted	Options granted	Exercise price per Share[1] HK$	Closing price of Shares immediately before the date of grant HK$	Exercise period	outstanding as at January 1, 2018	granted during the year	vested during the year[2]	lapsed during the year	exercised during the year	outstanding as at December 31, 2018	Weighted average closing price of Shares immediately before the dates on which options were exercised HK$
	March 23, 2017	102,800	35.25	35.05	March 23, 2018–March 22, 2027	102,800	—	25,700	—	—	102,800	—
	February 26, 2018	198,800	44.85	44.00	February 26, 2019–February 25, 2028	—	198,800	—	—	—	198,800	—
	March 23, 2018	44,400	44.31	43.65	March 23, 2019–March 22, 2028	—	44,400	—	—	—	44,400	—

Notes:

(1) The exercise price of the share options is determined upon the offer of grant of the options and should not be less than the highest of (a) the official closing price per share of the Company on the date of offer of such options, which must be a business day; (b) the average official closing price per share of the Company for the five business days immediately preceding the date of offer of such options; and (c) the nominal value per share of the Company.

(2) Save as disclosed in note (3) below, the proportion of underlying shares in respect of which the above share options will vest is as follows:

	Proportion of underlying shares in respect of which the above share options will vest is as follows:
Before the first anniversary of the date of grant of the option (the "Offer Anniversary")	None
From the first Offer Anniversary to the date immediately before the second Offer Anniversary	One-quarter
From the second Offer Anniversary to the date immediately before the third Offer Anniversary	Two-quarters
From the third Offer Anniversary to the date immediately before the fourth Offer Anniversary	Three-quarters
From the fourth Offer Anniversary and thereafter	All

(3) Among the 4,000,000 share options granted to Dr. Wong Ying Wai on November 2, 2015, 266,666 options vested on November 2, 2016, 533,334 options vested on November 2, 2017, 800,000 options vested on November 2, 2018, 800,000 options will vest on November 2, 2019 and 1,600,000 options will vest on September 30, 2020.

When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model. The weighted average fair value of options granted during the year ended December 31, 2018, measured as at the date of grant, was approximately US$1.01.

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ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Significant estimates and assumptions are required to be made in determining the parameters for applying the Black-Scholes option-pricing model, including estimates and assumptions regarding the risk-free rate of return, expected dividend yield and volatility of the underlying shares and the expected life of the options. These estimates and assumptions could have a material effect on the determination of the fair value of the share options, which may in turn significantly impact the determination of the share-based compensation expense. The following assumptions were used to derive the fair values of options granted during the year ended December 31, 2018: Weighted average volatility 36.0% Expected term (in years) 4.7 Risk-free rate 1.7% Expected dividends 5.8% Restricted Share Units As at December 31, 2018, 3,090,000 restricted share units had been granted under the Equity Award Plan, of which 350,048 restricted share units had lapsed, and 2,739,952 unvested restricted share units were modified from equity-settled to cash-settled and were cash-settled on a pro-rata basis in accordance with their terms. Save as disclosed herein, no options, restricted share units or any other share-based awards were granted under the Equity Award Plan or any equity award plan of the Group as at December 31, 2018 and no options, restricted share units or any other share-based awards were cancelled during the year. Closures of Register of Members The Register of Members of the Company will be closed on the following dates: Book Closure Period/Date Purpose Final Lodging Time/Date May 14, 2019 to May 24, 2019 To determine the identity of no later than 4:30 p.m. (Hong Kong Shareholders who are entitled to time) on May 10, 2019 attend and vote at the 2019 annual general meeting (“AGM”) June 3, 2019 To determine the identity of no later than 4:30 p.m. (Hong Kong Shareholders who are entitled to the time) on May 31, 2019 proposed final dividend During and including the book closure period/dates described in the table above, no transfer of Shares will be registered. In order to be eligible to attend and vote at the AGM or to qualify for the proposed final dividend, all duly completed and signed transfer documents accompanied by the relevant share certificates must be lodged with the Company’s branch share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited, at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration no later than 4:30 p.m. (Hong Kong time) on the final lodging dates mentioned in the table above. 103 ANNUAL REPORT 2018

SANDS CHINA LTD. 3. CORPORATE GOVERNANCE REPORT Pre-emptive Rights There are no provisions for pre-emptive rights under the Company’s articles of association, or the laws of the Cayman Islands, which would oblige the Company to offer new Shares on a pro-rata basis to existing Shareholders. Suï¬ƒciency of Public Float Based on information publicly available to the Company and within the knowledge of the Directors at the Latest Practicable Date, the Company has maintained the prescribed public float under the Listing Rules. Corporate Governance The Company’s corporate governance principles and practices are set out in the Corporate Governance Report in section 3 of this Annual Report. Auditor The Consolidated Financial Statements for the year have been audited by Deloitte who retire and, being eligible, offer themselves for re-appointment at the forthcoming AGM. On behalf of the Board Sheldon G. Adelson Chairman of the Board and Chief Executive Officer March 15, 2019 104 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’S REPORT TO THE SHAREHOLDERS OF SANDS CHINA LTD. (incorporated in the Cayman Islands with limited liability) OPINION We have audited the consolidated financial statements of Sands China Ltd. (the “Company”) and its subsidiaries (collectively referred to as the “Group”) set out on pages 109 to 196, which comprise the consolidated balance sheet as at December 31, 2018, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies. In our opinion, the consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2018, and of its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (“IFRSs”) and have been properly prepared in compliance with the disclosure requirements of Hong Kong Companies Ordinance. BASIS FOR OPINION We conducted our audit in accordance with International Standards on Auditing (“ISAs”). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the International Ethics Standards Board for Accountants’ Code of Ethics for Professional Accountants (“the Code”), and we have fulfilled our other ethical responsibilities in accordance with the Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion. KEY AUDIT MATTERS Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters. 105 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’S REPORT Key audit matter How our audit addressed the key audit matter Valuation of Casino Receivables We identified the valuation of casino receivables as a key Our procedures to assess the reasonableness of the audit matter because, as disclosed in notes 3(c), 17(a), valuation of casino receivables included: and 31(a)(ii) to the consolidated financial statements, the net casino receivables as of December 31, 2018 is • Obtaining an understanding and testing the US$251 million and the valuation involves significant operating effectiveness of the controls over the accounting estimates and judgment. granting of casino credit, collection processes and management’s review controls over the assessment of the collectability of casino receivables and the appropriateness of the expected credit loss policy and estimated allowance; and • Developing expectations of current year loss allowance based on repayment history and examining subsequent settlements to assess the reasonableness of the amount of expected credit loss for casino receivables. OTHER INFORMATION The directors of the Company are responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements and our auditor’s report thereon. Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon. In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard. RESPONSIBILITIES OF DIRECTORS AND THOSE CHARGED WITH GOVERNANCE FOR THE CONSOLIDATED FINANCIAL STATEMENTS The directors of the Company are responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRSs and the disclosure requirements of the Hong Kong Companies Ordinance, and for such internal control as the directors determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error. In preparing the consolidated financial statements, the directors are responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or to cease operations, or have no realistic alternative but to do so. Those charged with governance are responsible for overseeing the Group’s financial reporting process. 106 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’S REPORT AUDITOR’S RESPONSIBILITIES FOR THE AUDIT OF THE CONSOLIDATED FINANCIAL STATEMENTS Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements. As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also: • Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. • Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. • Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by the directors. • Conclude on the appropriateness of the directors’ use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern. • Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation. • Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion. 107 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.1 INDEPENDENT AUDITOR’S REPORT We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit. We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards. From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication. The engagement partner on the audit resulting in the independent auditor’s report is James Quigley Harrison. Deloitte Touche Tohmatsu Certified Public Accountants Hong Kong March 15, 2019 108 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED INCOME STATEMENTS Year ended December 31, 2018 2017 Note US$ in millions, except per share data Net revenues 4 8,665 7,586 Gaming tax (3,430) (2,925) Employee benefit expenses 6 (1,238) (1,193) Depreciation and amortization (655) (676) Inventories consumed (99) (98) Other expenses and losses 7 (1,089) (921) Operating profit 2,154 1,773 Interest income 20 5 Interest expense, net of amounts capitalized 8 (225) (153) Loss on modification or early retirement of debt 24 (81) — Profit before income tax 1,868 1,625 Income tax benefit/(expense) 9 7 (22) Profit for the year attributable to equity holders of the Company 1,875 1,603 Earnings per share for profit attributable to equity holders of the Company — Basic 10 US23.21 cents US19.86 cents — Diluted 10 US23.19 cents US19.85 cents Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.    The notes on pages 115 to 196 are an integral part of these consolidated financial statements. 109 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME Year ended December 31, 2018 2017 US$ in millions Profit for the year attributable to equity holders of the Company 1,875 1,603 Other comprehensive expense Item that will not be reclassified subsequently to profit or loss: Currency translation differences (12) (22) Total comprehensive income for the year attributable to equity holders of the Company 1,863 1,581 The notes on pages 115 to 196 are an integral part of these consolidated financial statements. 110 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS December 31, 2018 2017 Note US$ in millions ASSETS Non-current assets Investment properties, net 12 629 1,311 Property and equipment, net 13 8,134 7,687 Intangible assets, net 15 46 34 Other assets, net 32 34 Trade and other receivables and prepayments, net 17 37 23 Total non-current assets 8,878 9,089 Current assets Inventories 19 14 15 Trade and other receivables and prepayments, net 17 477 293 Restricted cash and cash equivalents 18 13 11 Cash and cash equivalents 20 2,676 1,239 Total current assets 3,180 1,558 Total assets 12,058 10,647 111 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS December 31, 2018 2017 Note US$ in millions EQUITY Capital and reserves attributable to equity holders of the Company Share capital 21 81 81 Reserves 22 4,328 4,457 Total equity 4,409 4,538 LIABILITIES Non-current liabilities Trade and other payables 23 104 92 Borrowings 24 5,552 4,358 Deferred income tax liabilities 16 50 62 Total non-current liabilities 5,706 4,512 Current liabilities Trade and other payables 23 1,928 1,537 Current income tax liabilities 5 6 Borrowings 24 10 54 Total current liabilities 1,943 1,597 Total liabilities 7,649 6,109 Total equity and liabilities 12,058 10,647 Net current assets/(liabilities) 1,237 (39) Total assets less current liabilities 10,115 9,050 Approved by the Board of Directors on March 15, 2019 and signed on behalf of the Board by Sheldon Gary Adelson Wong Ying Wai Chairman of the Board and Chief Executive Officer President and Chief Operating Officer Director Director The notes on pages 115 to 196 are an integral part of these consolidated financial statements. 112 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.2 FINANCIAL STATEMENTS

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Capital reserve (Note 22(i))	Share premium	Statutory reserve (Note 22(ii))	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
				US$ in millions				
Balance at January 1, 2017	81	87	1,411	6	89	6	3,327	5,007
Profit for the year	—	—	—	—	—	—	1,603	1,603
Other comprehensive expense for the year	—	—	—	—	—	(22)	—	(22)
Total comprehensive income	—	—	—	—	—	(22)	1,603	1,581
Exercise of share options	—	—	12	—	—	—	—	12
Conversion of equity awards to liability awards	—	—	—	—	(5)	—	—	(5)
Transfer to share premium upon exercise of share options	—	—	5	—	(5)	—	—	—
Forfeiture of share options	—	—	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	—	—	12	—	—	12
Dividends to equity holders of the Company (Note 11)	—	—	—	—	—	—	(2,069)	(2,069)
Balance at December 31, 2017	**81**	**87**	**1,428**	**6**	**88**	**(16)**	**2,864**	**4,538**
Effect of adoption of IFRS 9 (Note 2)	**—**	**—**	**—**	**—**	**—**	**—**	**24**	**24**
Balance at January 1, 2018 (Restated)	**81**	**87**	**1,428**	**6**	**88**	**(16)**	**2,888**	**4,562**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**—**	**1,875**	**1,875**
Other comprehensive expense for the year	**—**	**—**	**—**	**—**	**—**	**(12)**	**—**	**(12)**
Total comprehensive income	**—**	**—**	**—**	**—**	**—**	**(12)**	**1,875**	**1,863**
Exercise of share options	**—**	**—**	**23**	**—**	**—**	**—**	**—**	**23**
Transfer to share premium upon exercise of share options	**—**	**—**	**6**	**—**	**(6)**	**—**	**—**	**—**
Forfeiture of share options	**—**	**—**	**—**	**—**	**(4)**	**—**	**4**	**—**
Share-based compensation of the Company	**—**	**—**	**—**	**—**	**14**	**—**	**—**	**14**
Dividends to equity holders of the Company (Note 11)	**—**	**—**	**—**	**—**	**—**	**—**	**(2,053)**	**(2,053)**
Balance at December 31, 2018	**81**	**87**	**1,457**	**6**	**92**	**(28)**	**2,714**	**4,409**

The notes on pages 115 to 196 are an integral part of these consolidated financial statements.

113

ANNUAL REPORT 2018

SANDS CHINA LTD. 4.2 FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF CASH FLOWS Year ended December 31, 2018 2017 Note US$ in millions Cash flows from operating activities Cash generated from operations 27 3,055 2,632 Income tax paid (6) (6) Net cash generated from operating activities 3,049 2,626 Cash flows from investing activities Increase in restricted cash and cash equivalents (2) (1) Purchases of property and equipment (492) (423) Additions to investment properties (16) (45) Purchases of intangible assets (24) (9) Proceeds from disposal of property and equipment,    investment properties and intangible assets 5 13 Interest received 16 4 Net cash used in investing activities (513) (461) Cash flows from financing activities Proceeds from exercise of share options 23 12 Proceeds from Senior Notes 24 5,500 — Proceeds from bank loans 24 746 650 Repayments of bank loans 24 (5,083) (669) Dividends paid 24 (2,052) (2,067) Repayments of finance lease liabilities 24 (15) (5) Payments for deferred financing costs 24 (90) — Interest paid 24 (128) (128) Net cash used in financing activities (1,099) (2,207) Net increase/(decrease) in cash and cash equivalents 1,437 (42) Cash and cash equivalents at beginning of year 1,239 1,284 Effect of exchange rate on cash and cash equivalents — (3) Cash and cash equivalents at end of year 20 2,676 1,239 Non-cash investing and financing activities Property and equipment acquired under finance lease 1 15 Conversion of equity awards to liability awards — 5 The notes on pages 115 to 196 are an integral part of these consolidated financial statements. 114 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 1. GENERAL INFORMATION Principal activities The Group is principally engaged in the operation of casino games of chance or games of other forms and the development and operation of integrated resorts and other ancillary services in Macao. The Group’s immediate holding company is Venetian Venture Development Intermediate II. Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A., and indirectly holds 70.02% ownership interest in the Group as at December 31, 2018, is the Group’s ultimate holding company. The Company was incorporated in the Cayman Islands on July 15, 2009 as an exempted company with limited liability under the Companies Law, Cap 22 (Law 3 of 1961, as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9005, Cayman Islands. The Company’s principal place of business is Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong. The Group owns and operates The Venetian Macao-Resort-Hotel (“The Venetian Macao”), which anchors the Cotai Strip, the Group’s master-planned development of integrated resort properties in Macao. Sands Cotai Central opened in phases, beginning in April 2012. The property currently features four hotel towers, consisting of hotel rooms and suites under the Conrad, Holiday Inn, Sheraton and St. Regis brands. The Company previously announced the renovation, expansion and rebranding of Sands Cotai Central into a new destination integrated resort, The Londoner Macao, by adding extensive thematic elements both externally and internally. The Londoner Macao will feature new attractions and features from London, including some of London’s most recognizable landmarks and expanded retail and food and beverage venues. The Company will add approximately 370 luxury suites in the apart-hotel tower at The Londoner Macao. In September 2016, the Group opened The Parisian Macao, an integrated resort connected to The Venetian Macao and The Plaza Macao. The Group owns The Plaza Macao, which is located adjacent and connected to The Venetian Macao. The Plaza Macao is an integrated resort that includes the Four Seasons Hotel Macao, the Plaza Casino, Shoppes at Four Seasons and Paiza Mansions. The Company also previously announced the Four Seasons Tower Suites Macao, which will feature approximately 290 additional premium quality suites. The Group also owns and operates the Sands Macao, the first Las Vegas-style casino in Macao. The Group’s other ancillary services include ferry operations and other related operations. The Company’s shares were listed on the Main Board of the Stock Exchange on November 30, 2009. The consolidated financial statements are presented in millions of units of United States dollars (“US$ in millions”), unless otherwise stated. The consolidated financial statements were approved for issue by the Board of Directors on March 15, 2019. 115 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. (a) Basis of preparation The consolidated financial statements of the Group have been prepared in accordance with the following accounting policies which conform with International Financial Reporting Standards (“IFRS”). The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3. The consolidated financial statements have been prepared on the historical cost basis except for financial liabilities for cash-settled share-based payment transactions and derivative financial instruments that are measured at fair value. (b) Changes in accounting policies and disclosures During the year, there have been a number of new standards and new amendments to standards that have come into effect, which the Group has adopted at their respective dates. The adoption of these new standards and new amendments to standards had no material impact on the results of operations and financial position of the Group, except for the adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) and IFRS 9 Financial Instruments (“IFRS 9”). IFRS 15 Revenue from Contracts with Customers The accounting standard establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of IFRS 15 is an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. See Note 4 for these disclosures. The Group adopted the new standard on January 1, 2018, on a full retrospective basis. The standard changes the accounting for complimentary services (including rooms, food and beverage, and other services) provided to casino guests as incentives related to gaming play. Complimentary revenues were previously excluded from revenues in the accompanying consolidated income statement prepared in accordance with IFRS. The adoption of the new standard resulted in a decrease in casino revenue due to complimentary services provided and recognition of revenue in the resulting business category of the goods or services provided when the services are rendered. The cost of providing such complimentary services were regrouped in the respective business categories. Certain commission arrangements with third parties were reclassified out of operating expenses and netted with revenue. The effect of adoption of this standard is set out below. 116 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (b) Changes in accounting policies and disclosures (continued) IFRS 15 Revenue from Contracts with Customers (continued) Effect on the consolidated income statement for the year ended December 31, 2017: For the year ended For the December 31, year ended 2017 as December 31, previously Effects of Reclassification 2017 stated IFRS 15 (Note) as restated US$ in millions Net revenues 7,715 (129) — 7,586 Gaming promoter/ agency commissions (135) 127 8 —Other expenses and losses (915) 2 (8) (921) Note: Amount represented agency commissions. As the amount was immaterial, it was reclassified to “Other expenses and losses” for the purpose of presenting the consolidated income statement. IFRS 9 Financial Instruments The accounting standard replaces the provisions of International Accounting Standard (“IAS”) 39 “Financial Instruments: Recognition and Measurement” that relates to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting. The adoption of IFRS 9 from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 9 (7.2.15), comparative figures have not been restated. Effect on the consolidated retained earnings as of January 1, 2018 is as follows: Note US$ in millions Closing retained earnings as of December 31, 2017 — IAS 39 2,864 Decrease in carrying amount of bank loan measured at amortized cost (i) 24 Opening retained earnings as of January 1, 2018 — IFRS 9 2,888 117 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (b) Changes in accounting policies and disclosures (continued) IFRS 9 Financial Instruments (continued) (i) Classification and measurement — borrowings Following the adoption of IFRS 9, the Group is no longer able to defer the recognition of gain from the modification of debt, which did not result in a derecognition of the financial liability. Under the Group’s previous accounting policies, this gain would have been recognized over the remaining life of the borrowing by adjusting the effective interest rate, on the basis the terms and conditions of the credit facility remained largely unchanged. As a result, the carrying amount of the bank loan which is still recognized on the date of the adoption of IFRS 9 has been decreased by US$24 million and the opening retained earnings as of January 1, 2018 has been increased. (ii) Impairment of financial asset The Group’s financial assets consist of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables that are subsequently recognized at amortized cost. The Group applies the IFRS 9 simplified approach to measure expected credit losses (“ECL”), using a lifetime expected loss allowance for all trade and other receivables. Cash and cash equivalents and restricted cash and cash equivalents are also subject to the impairment requirements of IFRS 9 and, due to their nature, the expected loss allowance is immaterial. To measure the expected credit losses, except for credit impaired balances and outstanding significant balances that have been assessed individually, the remaining trade receivables have been grouped based on shared credit risk characteristics and days past due. The loss allowance for trade receivables applying lifetime expected credit loss as compared to the incurred loss model of IAS 39 did not result in a material difference and hence did not result in an adjustment of opening retained earnings as of January 1, 2018. The Group has not early adopted the new or revised standards, amendments and interpretations that have been issued, but not yet effective for the year ended December 31, 2018. The Group considers that the new or revised standards, amendments and interpretations effective for the annual period beginning on January 1, 2019 will not have a significant impact to the Group’s results of operations and financial position. Further information about IFRS 16 Leases (“IFRS 16”) is described as follows: IFRS 16 introduces a comprehensive model for the identification of lease arrangements and accounting treatments for both lessors and lessees. IFRS 16 superseded IAS 17 Leases (“IAS 17”) and the related interpretations when it became effective. IFRS 16 distinguishes lease and service contracts on the basis of whether an identified asset is controlled by a customer. Distinctions of operating leases and finance leases are removed for lessee accounting, and is replaced by a model where a right-of-use asset and a corresponding liability have to be recognized for all leases by lessees, except for short-term leases and leases of low value assets. 118 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (b) Changes in accounting policies and disclosures (continued) The right-of-use asset is initially measured at cost and subsequently measured at cost less accumulated depreciation and impairment losses. The lease liability is initially measured at the present value of the lease payments not paid at that date. Subsequently, the lease liability is adjusted for interest and lease payments, as well as the impact of lease modifications, amongst others. Under IAS 17, the Group has already recognized an asset and a related finance lease liability for finance lease arrangement and prepaid lease payments for leasehold interest in lands where the Group is a lessee. Lessor accounting remains largely unchanged under the new standard. The Group intends to elect the practical expedient to apply IFRS 16 to contracts previously identified as leases applying IAS 17 and not apply this standard to contracts not previously identified as containing a lease applying IAS 17. Therefore, the Group will not reassess whether the contracts are, or contain a lease which already existed prior to the date of initial application. Further, the Group elected the modified retrospective approach for the application of IFRS 16 as lessee without restating comparative information. Management estimates adoption of the standard will result in the recognition of right-of-use assets and lease liabilities for operating leases of approximately US$6 million as at January 1, 2019. The adoption of this standard will not have a material impact on net income. For the other new or revised standards, amendments and interpretations effective for annual periods after the year of 2019, the Group is still under assessment and is not yet in a position to state whether it would have a significant impact on the results of operations and financial position of the Group. (c) Subsidiaries Consolidation The consolidated financial statements incorporate the financial statements of the Company and entities controlled by the Company and its subsidiaries. Control is achieved when the Company: • has power over the investee; • is exposed, or has rights, to variable returns from its involvement with the investee; and • has the ability to use its power to affect its returns. The Group reassesses whether or not it controls an investee if facts and circumstances indicate there are changes to one or more of the three elements of control listed above. Subsidiaries are fully consolidated from the date on which control is transferred to the Group and are deconsolidated from the date that control ceases. 119 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (c) Subsidiaries (continued) Consolidation (continued) Intra-group transactions, balances and unrealized gains and losses on transactions between group companies are eliminated. Profit and losses resulting from inter-company transactions are also eliminated. The particulars of the Group’s principal subsidiaries as at December 31, 2018 are set out in Note 33. (d) Segment reporting Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a group of senior management that makes strategic decisions. (e) Foreign currency translation (i) Functional and presentation currency Items included in the financial statements of each of the Group’s companies are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The Company’s functional currency is Macao patacas (“MOP”). The consolidated financial statements are presented in US$, which is the presentation currency of LVS. (ii) Transactions and balances Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement. (iii) Group companies The results of operations and financial position of all the group companies (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows: • Assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet; • Income and expenses for each income statement are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rates on the dates of the transactions); and • All resulting exchange differences are recognized in other comprehensive income/(loss) (currency translation differences) and will not be reclassified subsequently to profit or loss. 120 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (e) Foreign currency translation (continued) (iii) Group companies (continued) On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings, are recognized in other comprehensive income/(loss). When a foreign operation is sold, such exchange differences are recognized in the consolidated income statement as part of the gain or loss on sale. On the disposal of a foreign operation (that is, a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the equity holders of the Company are reclassified to profit or loss. In the case of a partial disposal that does not result in the Group losing control over a subsidiary that includes a foreign operation, the proportionate share of accumulated exchange differences are reattributed to non-controlling interests and are not recognized in profit or loss. (f) Investment properties Investment properties, principally comprising buildings and building improvements, are held for long-term rental yields or capital appreciation or both, and are not occupied by the Group. Investment properties currently being constructed or developed are classified as investment properties and stated at cost, less accumulated impairment losses, if any. Investment properties are initially measured at cost and subsequently carried at cost less accumulated depreciation and accumulated impairment losses, if any. Investment properties are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives of 3 to 50 years. The residual values and useful lives of investment properties are reviewed, and adjusted as appropriate at each balance sheet date. The effects of any revision are included in the consolidated income statement when the changes arise. During the year ended December 31, 2017, the Group revised the estimated useful lives of certain investment properties. See Note 3(a) for details. (g) Property and equipment Leasehold interests in land classified as finance leases and all other property and equipment, except construction-in-progress, are stated at historical cost less accumulated depreciation and accumulated impairment losses. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Leasehold interests in land classified as finance leases commence amortization from the time when the land interest becomes available for its intended use. Leasehold interests in land classified as finance leases are amortized and other property and equipment are depreciated on a straight-line basis, at rates sufficient to write off their costs over their estimated useful lives. Property and equipment are depreciated as follows: Leasehold interests in land classified as finance leases 50 years Leasehold improvements Shorter of lease term or 3 years Land improvements, buildings and building improvements 10–50 years Ferries 20 years Furniture, fittings and equipment 3–20 years Vehicles 5–6 years During the year ended December 31, 2017, the Group revised the estimated useful lives of certain property and equipment. See Note 3(a) for details. 121 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (g) Property and equipment (continued) Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the consolidated income statement during the financial period in which they are incurred. Construction-in-progress represents property and equipment under construction and is stated at cost, less accumulated impairment losses, if any. This includes the direct costs of purchase, construction and capitalized borrowing costs. Construction-in-progress is not depreciated until such time as the relevant assets are completed and ready for their intended use, at which time they are transferred to the relevant asset category. The assets’ residual values and useful lives are reviewed, and adjusted if applicable, at the end of each reporting period. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount. Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within “Other expenses and losses” in the consolidated income statement. (h) Leased assets Assets acquired pursuant to finance leases that transfer to the Group substantially all the rewards and risks of ownership are accounted for as if purchased. (i) Intangible assets Computer software Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over their estimated useful lives of 4 years. (j) Impairment of non-financial assets Assets that have an indefinite useful life are not subject to amortization and are tested at least annually for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows (i.e. cash generating units or “CGU”). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. 122 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Financial assets Classification and subsequent measurement of financial assets (upon application of IFRS 9 in accordance with transitions in note 2(b)) Financial assets that meet the following conditions are subsequently measured at amortized cost: • the financial asset is held within a business model whose objective is to collect contractual cash flows; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Financial assets that meet the following conditions are subsequently measured at fair value through other comprehensive income (“FVTOCI”): • the financial asset is held within a business model whose objective is achieved by both collecting contractual cash flows and selling; and • the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. All other financial assets are subsequently measured at fair value through profit or loss (“FVTPL”). The Group’s financial assets consist of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Interest income is recognized by applying the effective interest rate, except for short-term receivables where the recognition of interest would be immaterial. 123 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Financial assets (continued) Impairment of financial assets (upon application IFRS 9 with transitions in accordance with note 2(b)) The Group recognizes a loss allowance for ECL on trade and other receivables which are subject to impairment under IFRS 9. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition. Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument. Assessments are done based on the Group’s historical credit loss experience, adjusted for factors specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. (i) Definition of default For internal credit risk management, the Group considers an event of default occurs when information developed internally or obtained from external sources indicates the debtor is unlikely to pay its creditors, including the Group, in full (without taking into account any collateral held by the Group). (ii) Credit-impaired financial assets A financial asset is credit-impaired when one or more events of default that have a detrimental impact on the estimated future cash flows of that financial asset have occurred. Evidence a financial asset is credit-impaired includes observable data about the following events: • Significant financial difficulty of the issuer or the borrower; • A breach of contract, such as a default or past due event; • The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession the lender would not otherwise consider; • It becomes probable the borrower will enter bankruptcy or other financial reorganization; • The disappearance of an active market for that financial asset because of financial reorganization; or • Observable data indicating there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: (i) adverse changes in the payment status of borrowers in the portfolio; or (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio. 124 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Financial assets (continued) Impairment of financial assets (upon application IFRS 9 with transitions in accordance with note 2(b)) (continued) (iii) Write-off policy The Group writes off a financial asset when there is information indicating the counterparty is in severe financial difficulty and there is no realistic prospect of recovery, for example, when the counterparty has been placed under liquidation or has entered into bankruptcy proceedings. Financial assets written off may still be subject to enforcement activities under the Group’s recovery procedures, taking into account legal advice where appropriate. A write-off constitutes a derecognition event. Any subsequent recoveries are recognized in profit or loss. (iv) Measurement and recognition of ECL The measurement of ECL is a function of the probability of default, loss given default (i.e. the magnitude of the loss if there is a default) and the exposure at default. The assessment of the probability of default and loss given default is based on historical data adjusted by forward-looking information. Generally, the ECL is the difference between all contractual cash flows due to the Group in accordance with the contract and the cash flows the Group expects to receive. Where ECL is measured on a collective basis or cater for cases where evidence at the individual instrument level may not yet be available, the financial instruments are grouped based on shared credit risk characteristics and days past due. The grouping is regularly reviewed by management to ensure the constituents of each group continue to share similar credit risk characteristics. The Group recognizes an impairment gain or loss in profit or loss for trade and other receivables by adjusting their carrying amount through a loss allowance account. 125 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Financial assets (continued) Classification and subsequent measurement of financial assets (before application of IFRS 9 on January 1, 2018) The Group’s financial assets consist of receivables, which are classified as loans and receivables under IAS 39 and are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and for which management has no intention of trading. They are included in current assets, except for the amounts settled or expected to be settled more than twelve months after the end of the reporting period, which are classified as non-current. Receivables are subsequently carried at amortized cost. Financial assets and liabilities are offset and the net amount is reported in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. Impairment of financial assets (before application of IFRS 9 on January 1, 2018) The Group assesses at the end of each reporting period whether there is objective evidence a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria the Group uses to determine there is objective evidence of an impairment loss include: • Significant financial difficulty of the issuer or obligor; • A breach of contract, such as a default or delinquency in interest or principal payments; • The Group, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession the lender would not otherwise consider; • It becomes probable the borrower will enter bankruptcy or other financial reorganization; • Observable data indicating there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including: (i) adverse changes in the payment status of borrowers in the portfolio; or (ii) national or local economic conditions that correlate with defaults on the assets in the portfolio. 126 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (k) Financial assets (continued) Impairment of financial assets (before application of IFRS 9 on January 1, 2018) (continued) The Group first assesses whether objective evidence of an impairment exists. For the receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows (excluding future credit losses that have not been incurred). The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in the consolidated income statement. Derecognition of financial assets The Group derecognizes a financial asset when the consideration was received. On derecognition of a financial asset measured at amortized cost, the difference between the asset’s carrying amount and the sum of the consideration received and receivable is recognized in profit or loss. (l) Cash and cash equivalents Cash and cash equivalents include cash and short-term deposits with original maturities of three months or less. Restricted cash and cash equivalents are excluded from cash and cash equivalents in the consolidated statement of cash flows. (m) Inventories Inventories consist primarily of food, beverage, retail products, ferry parts and general operating supplies, and are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable selling expenses. (n) Share capital Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of equity instruments are shown in equity as a deduction, net of tax, from the proceeds. 127 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (o) Financial liabilities The Group’s financial liabilities, including borrowings and trade and other payables, are initially measured at fair value and subsequently measured at amortized cost, using the effective interest method. Derecognition/substantial modification of financial liabilities The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss. When the contractual terms of financial liability are modified such that the revised terms would result in a substantial modification from the original terms, after taking into account all relevant facts and circumstances including qualitative factors, such modification is accounted for as derecognition of the original financial liability and the recognition of new financial liability. The difference between the carrying amount of the financial liability derecognized and the fair value of consideration paid or payable, including any liabilities assumed and derivative components, is recognized in profit or loss. Non-substantial modifications of financial liabilities (under IFRS 9 since January 1, 2018) For non-substantial modifications of financial liabilities that do not result in derecognition, the carrying amount of the relevant financial liabilities will be calculated at the present value of the modified contractual cash flows discounted at the financial liabilities’ original effective interest rate. Transaction costs or fees incurred are adjusted to the carrying amount of the modified financial liabilities and are amortized over the remaining term. Any adjustment to the carrying amount of the financial liability is recognized in profit or loss at the date of modification. Non-substantial modifications of financial liabilities (before application of IFRS 9 on January 1, 2018) For non-substantial modifications of financial liabilities that do not result in derecognition, at the point of modification, the carrying amount of the relevant financial liabilities is revised for directly attributable transaction costs and any consideration paid to or received from the counterparty. The effective interest rate is then adjusted to amortize the difference between the revised carrying amount and the expected cash flows over the life of the modified instrument. (p) Trade payables Trade payables are obligations to pay for goods or services acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities. Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. 128 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (q) Borrowings and financing costs Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated income statement over the period of the borrowings using the effective interest method. Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent it is probable some or all of the facilities will be drawn down. In this case, the fee is deferred until the draw-down occurs. To the extent there is no evidence it is probable some or all of the facilities will be drawn down, the fee is capitalized as a pre-payment for liquidity services and amortized over the period of the facility to which it relates. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date. A qualifying asset is an asset that takes a substantial period of time to get ready for its intended use (Note 2(g)). Financing costs incurred for the construction of any qualifying asset, less any investment income on the temporary investment of related borrowings, are capitalized during the period that is required to complete and prepare the asset for its intended use. Other financing costs, net of interest income, are expensed. (r) Current and deferred income tax and gaming tax Income tax Income tax expense is comprised of current and deferred tax. (i) Current income tax Current income tax is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in the countries where the Company and its subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which the applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. (ii) Deferred income tax Deferred income tax is recognized, using the liability method, for temporary differences arising between the tax bases of assets and liabilities and their carrying values in the consolidated financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or a liability in a transaction other than a business combination that, at the time of the transaction, affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) enacted or substantively enacted at the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent it is probable future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided for temporary differences arising from investments in subsidiaries, except when the timing of the reversal of the temporary difference can be controlled by the Group and it is probable the temporary difference will not reverse in the foreseeable future. 129 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (r) Current and deferred income tax and gaming tax (continued) (iii) Offsetting Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. Gaming tax According to the gaming subconcession granted by the Macao Government and the relevant legislation, the Group is required to pay 35% gaming tax on gross gaming revenues, which represents net wins from casino operations. The Group is also required to pay an additional 4% of gross gaming revenues as public development and social related contributions. On a monthly basis, the Group also makes certain variable and fixed payments to the Macao Government based on the number of slot machines and table games in its possession. These expenses are reported as “Gaming tax” in the consolidated income statement. (s) Employee benefits (i) Pension obligations The Group operates a provident fund scheme, which is funded through payments to an insurance company. The provident fund scheme is a defined contribution plan available to all permanent employees after a three-month probation period. The Group contributes 5% of each employee’s basic salary to the fund and the employee is eligible to receive, upon resignation, 30% of these contributions after working for three consecutive years, gradually increasing to 100% after working for ten years. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expenses when they are due and are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions. Prepaid contributions are recognized as an asset to the extent a cash refund or a reduction in the future payments is available. (ii) Share-based compensation Equity-settled share-based payment transactions (1) Share options of the Company The Company adopted an equity award plan (the “Equity Award Plan”) for grants of options to purchase ordinary shares of the Company. The cash subscribed for the shares issued when the options are exercised is credited to share capital (nominal value) and share premium, net of any directly attributable transaction costs. At the time when the options are exercised, the amount previously recognized in share-based compensation reserve will be transferred to share premium. When the options are forfeited after the vesting date or are still not exercised at the expiry date, the amount previously recognized in share-based compensation reserve will be transferred to retained earnings. (2) Share options of LVS The Group participates in the equity-settled share-based compensation plan of LVS and is a party to its non-qualified share option plan, Las Vegas Sands Corp. 2004 Equity Award Plan (the “2004 Plan”). The plan provides for the granting of share options pursuant to the applicable provisions of the Internal Revenue Code and regulations in the United States of America. 130 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (s) Employee benefits (continued) (ii) Share-based compensation (continued) Equity-settled share-based payment transactions (continued) (2) Share options of LVS (continued) Share-based compensation expense arising from the granting of share options by LVS to the employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as an expense with the corresponding increase in the share-based compensation reserves under equity. The fair value of the employee services received in exchange for the grant of the options under the Equity Award Plan and the 2004 Plan is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and remaining an employee of the entity over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Group revises its estimates of the number of options expected to vest based on the non-market vesting conditions and service conditions. The Group recognizes the impact of revisions to the original estimates, if any, in the consolidated income statement, with a corresponding adjustment to equity. When the options of the Equity Award Plan are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital and share premium. Cash-settled share-based payment transactions of the Company For cash-settled share-based payments, a financial liability is recognized for the employee services acquired, measured initially at the fair value of the liability. At the end of each reporting period until the liability is settled, and at the date of settlement, the fair value of the liability is remeasured, with any changes in fair value recognized in profit or loss for the year. (iii) Social security fund Full-time employees of the Group are covered by a government-mandated defined contribution plan pursuant to which a fixed amount of retirement benefit would be determined and paid by the Macao Government. Contributions are generally made by both employees and employers by paying a fixed amount on a monthly basis to the Social Security Fund Contribution managed by the Macao Government. The Group funds the entire contribution and has no further commitments beyond its monthly contributions. (iv) Annual leave and other paid leave Employee entitlement to annual leave is recognized when it accrues to employees. A provision is made for the estimated liability for annual leave as a result of services rendered by employees during the year. Employee entitlements to maternity leave and sick leave are not recognized until the time of leave. 131 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (s) Employee benefits (continued) (v) Termination benefits Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits at the earlier of when the Group can no longer withdraw the offer of the termination benefits and when it recognizes any related restructuring costs. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than twelve months after the balance sheet date are discounted to their present value. (vi) Bonus plans The Group recognizes a liability and an expense for bonuses where contractually obliged or where there is a past practice that has created a constructive obligation. (t) Provisions Provisions are recognized when: the Group has a present legal or constructive obligation as a result of past events; it is probable an outflow of resources will be required to settle the obligation; and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Provisions are measured at the present value of management’s best estimate of the expenditure to be required to settle the present obligation at the reporting date. The pre-tax discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as interest expense. (u) Contingent liabilities A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognized because it is not probable an outflow of economic resources will be required or the amount of the obligation cannot be measured reliably. A contingent liability is not recognized but is disclosed in the notes to the consolidated financial statements unless the probability of outflow of resources embodying economic benefits is remote. When a change in the probability of an outflow occurs so the outflow is probable, it will then be recognized as a provision. (v) Revenue recognition Revenue from contracts with customers primarily consists of casino wagers, room sales, food and beverage transactions, convention sales and entertainment and ferry ticket sales. These contracts can be written, oral or implied by customary business practices. Gross casino revenue is the aggregate of gaming wins and losses. The commissions rebated to junket operators and premium players for rolling play, cash discounts and other cash incentives to patrons related to gaming play are recorded as a reduction to gross casino revenue. Gaming contracts include a performance obligation to honor the patron’s wager and typically include a performance obligation to provide a product or service to the patron on a complimentary basis to incentivize gaming or in exchange for points earned under the Group’s loyalty programs. 132 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (v) Revenue recognition (continued) For wagering contracts that include complimentary products and services provided by the Group to incentivize gaming, the Group allocates the relative stand-alone selling price of each product and service to the respective revenue type. Complimentary products or services provided under the Group’s control and discretion, which are supplied by third parties, are recorded as an operating expense. For wagering contracts that include products and services provided to a patron in exchange for points earned under the Group’s loyalty programs, the Group allocates the estimated fair value of the points earned to the loyalty program liability. The loyalty program liability is a deferral of revenue until redemption occurs. Upon redemption of loyalty program points for Group-owned products and services, the stand-alone selling price of each product or service is allocated to the respective revenue type. For redemptions of points with third parties, the redemption amount is deducted from the loyalty program liability and paid directly to the third party. Any discounts received by the Group from the third party in connection with this transaction are recorded to other revenue. After allocation to the other revenue types for products and services provided to patrons as part of a wagering contract, the residual amount is recorded to casino revenue as soon as the wager is settled. As all wagers have similar characteristics, the Group accounts for its gaming contracts collectively on a portfolio basis versus an individual basis. Hotel revenue recognition criteria are met at the time of occupancy. Food and beverage revenue recognition criteria are met at the time of service. Convention revenues are recognized when the related service is rendered or the event is held. Deposits for future hotel occupancy, convention space or food and beverage services contracts are recorded as deferred revenue until the revenue recognition criteria are met. Cancellation fees for convention contracts are recognized upon cancellation by the customer and are included in other revenues. Ferry and entertainment revenue recognition criteria are met at the completion of the ferry trip or event, respectively. Revenue from contracts with a combination of these services is allocated pro rata based on each service’s relative stand-alone selling price. The Group’s accounting policy for recognition of revenue from operating leases is described in the accounting policy for leases/right of use below. (w) Pre-opening expenses Pre-opening expenses represent personnel and other costs incurred prior to the opening of new properties and are expensed as incurred. (x) Leases/right of use (i) As the lessor/grantor for operating leases/right of use When assets are leased/granted out under an agreement for the right of use, the asset is included in the consolidated balance sheet based on the nature of the asset. Lease rental/income from right of use (net of any incentives given to tenants or to retailers) is recognized over the terms of the lease/right of use on a straight- line basis. Turnover fees arising under operating leases/right of use are recognized as income in the period in which they are earned. 133 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) (x) Leases/right of use (continued) (ii) As the lessee for operating leases Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated income statement on a straight-line basis over the period of the lease. (iii) As the lessee for finance leases The Group leases land and certain equipment. Leases of land and equipment where the Group has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized at the leases’ commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to the consolidated income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The land and equipment acquired under a finance lease are depreciated over the shorter of the useful life of the asset and the lease term. (y) Dividend distributions Dividend distributions to the Company’s Shareholders are recognized as a liability in the Group’s and the Company’s financial statements in the period in which the dividends are approved by the Company’s Shareholders or directors, where appropriate. 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of potentially causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below. (a) Useful lives of investment properties and property and equipment The Group depreciates investment properties and property and equipment on a straight-line basis over their estimated useful lives with no residual value assumed. The estimated useful lives are based on the nature of the assets, as well as current operating strategy and legal considerations, such as contractual life. Future events, such as property expansions, property developments, new competition or new regulations, could result in a change in the manner in which the Group uses certain assets and could have an impact on the estimated useful lives of such assets. 134 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED) (a) Useful lives of investment properties and property and equipment (continued) During the year ended December 31, 2017, the Group changed the estimated useful lives of certain of its property and equipment and investment properties based on a combination of factors accumulating over time that provided the Group with updated information to make a better estimate on the economic lives of these assets. These factors included (1) the accumulation of historical asset replacement data at the Group’s operating properties, which reflects the actual length of time the Group uses certain assets, (2) the stabilization of the operating, regulatory and competitive environment in Macao, which includes meeting the final land concession government-imposed deadlines for the Group’s properties on Cotai, (3) transitioning to more predictable renovation cycles at the Group’s operating properties and (4) consideration of the estimated useful lives assigned to buildings of the Group’s peers in the gaming and hospitality industry. Based on these factors, as well as the anticipated use and condition of the assets evaluated, the Group determined changes to the useful lives of certain property and equipment and investment properties were appropriate. As a result, the Group revised the estimated useful lives of its leasehold interests in land, land improvements, buildings and building improvements from a range of 15 to 40 years to 10 to 50 years and certain other furniture, fittings and equipment from 3 to 6 years to 5 to 10 years to better reflect the estimated periods during which these assets are expected to remain in service. These changes in estimated useful lives of the assets were accounted for as changes in accounting estimates effective July 1, 2017. The impact of these changes for the year ended December 31, 2017, was a decrease in depreciation expense and an increase in operating profit of US$89 million, and an increase in net profit attributable to equity holders of the Company of US$88 million, or earnings per share of US1.10 cents on a basic and diluted basis. (b) Impairment of non-financial assets The Group follows the guidance of International Accounting Standard (“IAS”) 36 “Impairment of Assets” to determine when assets are impaired, which requires significant judgment. In making this judgment, the Group evaluates, among other factors, the duration and extent to which the recoverable amount of assets is less than their carrying balance, including factors such as the industry performance and changes in operational and financing cash flows. When required, the recoverable amount of the CGU would be determined based on value-in-use calculations. These calculations require the use of estimates, including operating results, income and expenses of the business, future economic conditions on growth rates, future returns and discount rate. Changes in the key assumptions on which the recoverable amount of the assets is based could significantly affect the Group’s financial position and results of operations. (c) Provision of expected credit loss for trade receivables The Group applies the IFRS 9 simplified approach to measure expected credit losses, using a lifetime expected loss allowance for all trade and other receivables. The Group determines the allowance based on specific customer information, historical write-off experience, current industry and economic data and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions. A provision of expected credit loss for trade receivables is recorded when the Group believes it is probable the recoverable amount of the receivables will be less than their carrying amounts. Account balances are written off against the allowance when the Group considers the receivables to be uncollectible. Management believes there are no concentrations of credit risk for which an allowance has not been established. Although management believes the allowance is adequate, it is possible the estimated amount of cash collections with respect to trade receivables could change. 135 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS (CONTINUED)

(d) Litigation provisions

The Group is subject to various claims and legal actions. The accruals for these claims and legal actions are estimated in accordance with IAS 37 "Provisions, Contingent Liabilities and Contingent Assets". Based on consultations with legal counsel, management estimated no significant loss would be incurred beyond the amounts provided. Actual results could differ from these estimates.

4. NET REVENUES

The Group generates revenues at its properties by providing the following types of products and services: casino, rooms, mall, food and beverage and convention, ferry, retail and other. Revenue disaggregated by type of revenue and property is as follows:

	Casino	Rooms	Mall(ii)	Food and beverage	Convention, ferry, retail and Other	Net revenues
			US$ in millions			
Year ended December 31, 2018						
The Venetian Macao	**2,829**	**223**	**234**	**81**	**107**	**3,474**
Sands Cotai Central	**1,622**	**331**	**69**	**102**	**29**	**2,153**
The Parisian Macao	**1,265**	**124**	**57**	**65**	**22**	**1,533**
The Plaza Macao	**502**	**39**	**145**	**29**	**4**	**719**
Sands Macao	**598**	**17**	**3**	**27**	**5**	**650**
Ferry and other operations	**—**	**—**	**—**	**—**	**151**	**151**
Inter-segment revenues(i)	**—**	**—**	**(1)**	**—**	**(14)**	**(15)**
	6,816	**734**	**507**	**304**	**304**	**8,665**
Year ended December 31, 2017						
The Venetian Macao	2,362	179	220	74	89	2,924
Sands Cotai Central	1,433	291	63	102	27	1,916
The Parisian Macao	1,120	128	66	61	20	1,395
The Plaza Macao	391	34	131	28	3	587
Sands Macao	574	19	—	27	6	626
Ferry and other operations	—	—	—	—	153	153
Inter-segment revenues(i)	—	—	(1)	—	(14)	(15)
	5,880	651	479	292	284	7,586

Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation.

(i) Inter-segment revenues are charged at prevailing market rates.

(ii) Of this amount, US$436 million and US$71 million (2017: US$406 million and US$73 million) are related to income from right of use and management fee and other, respectively. Income from right of use is recognized in accordance with IAS 17 Leases.

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4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4. NET REVENUES (CONTINUED)

Contract and Contract Related Liabilities

The Group provides numerous products and services to its customers. There is often a timing difference between the cash payment by the customers and recognition of revenue for each of the associated performance obligations. The Group has the following main types of liabilities associated with contracts with customers: (1) outstanding chip liability, (2) loyalty program liability, and (3) customer deposits and other deferred revenue for gaming and non-gaming products and services yet to be provided.

The outstanding chip liability represents the collective amounts owed to junket operators and patrons in exchange for gaming chips in their possession. Outstanding chips are expected to be recognized as revenue or redeemed for cash within one year of being purchased. The loyalty program liability represents a deferral of revenue until patron redemption of points earned. The loyalty program points are expected to be redeemed and recognized as revenue within one year of being earned. Customer deposits and other deferred revenue represent cash deposits made by customers for future services provided by the Group. With the exception of mall deposits, which typically extend beyond a year based on the terms of the lease, the majority of these customer deposits and other deferred revenue are expected to be recognized as revenue or refunded to the customer within one year of the date the deposit was recorded.

The following table summarizes the liability activity related to contracts with customers:

	Outstanding Chip Liability		Loyalty Program Liability		Customer Deposits and Other Deferred Revenue[(i)]	
	2018	2017	**2018**	2017	**2018**	2017
	US$ in millions					
Balance at January 1	**418**	483	**30**	45	**424**	343
Balance at December 31	**514**	418	**33**	30	**497**	424
Increase/(decrease)	**96**	(65)	**3**	(15)	**73**	81

(i) Of this amount, US$127 million, US$121 million and US$109 million as of December 31, 2018, December 31, 2017, and January 1, 2017, respectively, relates to mall deposits that are accounted for based on lease terms usually greater than one year.

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SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 5. SEGMENT INFORMATION Management has determined the operating segments based on the reports reviewed by a group of senior management which is the chief operating decision maker of the Group that makes strategic decisions. The Group considers the business from a property and service perspective. The Group’s principal operating and developmental activities occur in Macao, which is the sole geographic area in which the Group is domiciled. The Group reviews the results of operations for each of its key operating segments, which are also the reportable segments: The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao, Sands Macao and ferry and other operations. The Group’s primary projects under development include the renovation, expansion and rebranding of Sands Cotai Central to The Londoner Macao, the apart-hotel tower at The Londoner Macao and the Four Seasons Tower Suites Macao. Revenue is comprised of revenue from the sale of goods and services in the ordinary course of the Group’s activities. The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao derive their revenues primarily from casino, hotel, mall, food and beverage, convention, retail and other sources. Ferry and other operations mainly derive their revenues from the sale of ferry tickets for transportation between Hong Kong and Macao. The Group’s segment information is as follows: Year ended December 31, 2018 2017 US$ in millions Net revenues The Venetian Macao 3,474 2,924 Sands Cotai Central 2,153 1,916 The Parisian Macao 1,533 1,395 The Plaza Macao 719 587 Sands Macao 650 626 Ferry and other operations 151 153 Inter-segment revenues(i) (15) (15) 8,665 7,586 Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation. (i) Inter-segment revenues are charged at prevailing market rates. 138 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 5. SEGMENT INFORMATION (CONTINUED) The following is a reconciliation of adjusted property EBITDA to profit for the year attributable to equity holders of the Company: Year ended December 31, 2018 2017 Note US$ in millions Adjusted property EBITDA (Unaudited)(i) The Venetian Macao 1,378 1,137 Sands Cotai Central 759 633 The Parisian Macao 484 412 The Plaza Macao 262 233 Sands Macao 178 174 Ferry and other operations 18 22 Total adjusted property EBITDA 3,079 2,611 Share-based compensation, net of amount capitalized(ii) (13) (12) Corporate expense (a) (125) (120) Pre-opening expense (b) (5) (7) Depreciation and amortization (655) (676) Net foreign exchange gains/(losses) 4 (11) Loss on disposal of property and equipment, investment properties and intangible assets (131) (12) Operating profit 2,154 1,773 Interest income 20 5 Interest expense, net of amounts capitalized (225) (153) Loss on modification or early retirement of debt (81) — Profit before income tax 1,868 1,625 Income tax benefit/(expense) 7 (22) Profit for the year attributable to equity holders of the Company 1,875 1,603 (i) Adjusted property EBITDA, which is a non-IFRS financial measure, is profit attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains/(losses), impairment loss, gain/(loss) on disposal of property and equipment, investment properties and intangible assets, interest, gain/(loss) on modification or early retirement of debt and income tax benefit/(expense). Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Gaming companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific casino properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments and debt principal repayments, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures presented by other companies. (ii) Amount includes share-based compensation of US$1 million and nil (2017: US$1 million and nil) related to corporate expense and pre-opening expense, respectively. 139 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 5. SEGMENT INFORMATION (CONTINUED) (a) Corporate expense Year ended December 31, 2018 2017 Note US$ in millions Royalty fees 29(a)(v) 106 98 Management fees 29(a)(ii) 6 6 Employee benefit expenses 7 6 Other support services 3 4 Other expenses 3 6 125 120 (b) Pre-opening expense Year ended December 31, 2018 2017 Note US$ in millions Utilities and operating supplies 2 2 Employee benefit expenses 1 —Contract labor and services 1 —Management fees 29(a)(ii) — 1 Advertising and promotions — —Other support services 1 3 Other expenses — 1 5 7 140 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 5. SEGMENT INFORMATION (CONTINUED) Year ended December 31, 2018 2017 US$ in millions Depreciation and amortization The Venetian Macao 146 151 Sands Cotai Central 274 239 The Parisian Macao 163 204 The Plaza Macao 33 36 Sands Macao 24 31 Ferry and other operations 15 15 655 676 Year ended December 31, 2018 2017 US$ in millions Capital expenditures The Venetian Macao 179 152 Sands Cotai Central 130 84 The Parisian Macao 130 204 The Plaza Macao 63 22 Sands Macao 29 10 Ferry and other operations 1 5 532 477 December 31, 2018 2017 US$ in millions Total assets The Venetian Macao 3,447 2,669 Sands Cotai Central 4,378 3,972 The Parisian Macao 2,489 2,531 The Plaza Macao 913 959 Sands Macao 328 288 Ferry and other operations 503 228 12,058 10,647 Almost all of the non-current assets of the Group are located in Macao. 141 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS)

	Year ended December 31, 2018	2017
	US$ in millions	
Wages, salaries, bonus and termination costs	**1,096**	1,048
Staff meals	**55**	57
Pension costs — defined contribution plan	**38**	37
Share-based compensation, net of amount capitalized[i]	**13**	12
Other employee benefit expenses	**36**	39
	1,238	1,193

(i) Share-based compensation of US$1 million (2017: nil) was capitalized during the year ended December 31, 2018. For further information related to the Company's Equity Award Plan and LVS' 2004 Plan, see Note 30 to the consolidated financial statements.

(a) Pension costs — defined contribution plan

Contributions totaling US$7 million (2017: US$7 million) remained payable to the provident fund as at December 31, 2018. Forfeited contributions totaling US$4 million (2017: US$4 million) were utilized during the year leaving US$1 million (2017: US$1 million) available at year end to reduce future contributions.

(b) Directors' emoluments

The remuneration of the Company's Directors is as follows:

	Fees	Salaries	Discretionary bonuses[1]	Pension costs	Estimated money value of other benefits[2]	Total
	US$ in thousands					
Year ended December 31, 2018						
Executive Directors						
Sheldon Gary Adelson	—	—	—	—	—	—
Wong Ying Wai	—	2,337	1,494	117	667	4,615
Non-Executive Directors						
Robert Glen Goldstein	—	—	—	—	—	—
Charles Daniel Forman	150	—	—	—	—	150
Independent Non-Executive Directors						
Chiang Yun	150	—	—	—	—	150
Victor Patrick Hoog Antink	180	—	—	—	—	180
Steven Zygmunt Strasser	180	—	—	—	—	180
Kenneth Patrick Chung	150	—	—	—	—	150
Wang Sing[3]	117	—	—	—	—	117
	927	2,337	1,494	117	667	5,542

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4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(b) Directors' emoluments (continued)

	Fees	Salaries	Discretionary bonuses[1]	Pension costs	Estimated money value of other benefits[2]	Total
			US$ in thousands			
Year ended December 31, 2017						
Executive Directors						
Sheldon Gary Adelson	—	—	—	—	—	—
Wong Ying Wai	—	2,334	1,497	116	637	4,584
Non-Executive Directors						
Robert Glen Goldstein	—	—	—	—	—	—
Charles Daniel Forman	150	—	—	—	—	150
Independent Non-Executive Directors						
Chiang Yun	150	—	—	—	—	150
Victor Patrick Hoog Antink	180	—	—	—	—	180
Steven Zygmunt Strasser	180	—	—	—	—	180
Kenneth Patrick Chung	150	—	—	—	—	150
Wang Sing[3]	70	—	—	—	—	70
	880	2,334	1,497	116	637	5,464

(1) The discretionary bonuses are determined by reference to the individual performance of the Directors and the Chief Executive and the Group's performance, and approved by the Remuneration Committee.

(2) Other benefits mainly include share-based compensation, accommodation, meals, home leave tickets and medical insurance.

(3) Wang Sing was appointed as an Independent Non-Executive Director with effect from July 14, 2017 and resigned as an Independent Non-Executive Director with effect from October 11, 2018.

The Executive Directors' emoluments were for their services in connection with the management of the affairs of the Group. The Non-Executive Directors' and Independent Non-Executive Directors' emoluments were for their services as directors of the Company.

In addition to the Directors' emoluments disclosed above, Sheldon Gary Adelson and Robert Glen Goldstein received compensation (inclusive of share-based compensation) from LVS in respect of their services to LVS and its subsidiaries (including our Group). An amount of US$3 million (2017: US$3 million) was charged by LVS to the Group in respect of such management and administrative services of Robert Glen Goldstein provided to the Group for the year ended December 31, 2018.

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4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6. EMPLOYEE BENEFIT EXPENSES (INCLUDING DIRECTORS' EMOLUMENTS) (CONTINUED)

(b) Directors' emoluments (continued)

No emoluments were paid to any Directors as an inducement to join or upon joining the Group or as compensation for loss of office during the year (2017: nil).

With the exception of the continuing connected transactions disclosed in the 2018 Annual Report of the Company, none of the Directors has any material interests in transactions, arrangements or contracts entered into by the Company or the LVS Group.

None of the Directors waived or has agreed to waive any emoluments during the year (2017: nil).

(c) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group include one (2017: one) Director whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining four (2017: four) individuals during the year are as follows:

	Year ended December 31,	
	2018	2017
	US$ in thousands	
Basic salaries, allowances and benefits in kind	**5,496**	5,462
Bonus	**2,551**	2,980
Pension costs	**191**	191
	8,238	8,633

The emoluments of the above mentioned individuals fall within the following bands:

	Year ended December 31,	
	2018	2017
	Number of individuals	
HK$13,000,001 (approximately US$1,677,000)– HK$13,500,000 (approximately US$1,742,000)	**1**	1
HK$15,500,001 (approximately US$2,000,000)– HK$16,000,000 (approximately US$2,065,000)	**1**	—
HK$16,000,001 (approximately US$2,065,000)– HK$16,500,000 (approximately US$2,129,000)	**1**	—
HK$16,500,001 (approximately US$2,129,000)– HK$17,000,000 (approximately US$2,194,000)	**—**	1
HK$18,000,001 (approximately US$2,323,000)– HK$18,500,000 (approximately US$2,387,000)	**—**	1
HK$18,500,001 (approximately US$2,387,000)– HK$19,000,000 (approximately US$2,452,000)	**—**	1
HK$19,000,001 (approximately US$2,452,000)– HK$19,500,000 (approximately US$2,516,000)	**1**	—
	4	4

No emoluments were paid to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office for the year ended December 31, 2018 (2017: nil).

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ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 7. OTHER EXPENSES AND LOSSES (a) An analysis of the operating expenses is as follows: Year ended December 31, 2018 2017 Note US$ in millions Gaming tax 3,430 2,925 Employee benefit expenses 1,238 1,193 Depreciation and amortization 655 676 Inventories consumed 99 98 Other expenses and losses (i) 1,089 921 Operating expenses 6,511 5,813 Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation. (i) Analysis of other expenses and losses is as follows: Year ended December 31, 2018 2017 Note US$ in millions Utilities and operating supplies 207 200 Contract labor and services 151 141 Loss on disposal of property and equipment, investment properties and intangible assets(i) 131 12 Advertising and promotions 124 116 Royalty fees 112 103 Repairs and maintenance 93 83 Management fees 29(a)(ii) 50 42 Operating lease expense 15 30 Provision for expected credit losses, net 9 —Provision for doubtful accounts, net — 4 Auditor’s remuneration 2 2 Net foreign exchange (gains)/losses (4) 11 Other support services 100 111 Other operating expenses 99 66 1,089 921 (i) The loss for the year ended December 31, 2018 consisted primarily of US$128 million of assets disposed of related to the Four Seasons Tower Suites Macao project. 145 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 7. OTHER EXPENSES AND LOSSES (CONTINUED) (b) The operating expenses can also be analyzed as follows: Year ended December 31, 2018 2017 US$ in millions Casino 4,216 3,646 Rooms 185 176 Mall 53 53 Food and beverage 252 241 Convention, ferry, retail and other 212 209 Provision for expected credit losses, net 9 —Provision for doubtful accounts, net — 4 General and administrative expense 672 657 Corporate expense 125 121 Pre-opening expense 5 7 Depreciation and amortization 655 676 Net foreign exchange (gains)/losses (4) 11 Loss on disposal of property and equipment, investment properties and intangible assets 131 12 Operating expenses 6,511 5,813 Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation. 8. INTEREST EXPENSE, NET OF AMOUNTS CAPITALIZED Year ended December 31, 2018 2017 US$ in millions Senior Notes 103 —Bank borrowings 85 117 Amortization of deferred financing costs 22 21 Finance lease liabilities 8 7 Standby fee and other financing costs 11 10 229 155 Less: interest capitalized (4) (2) Interest expense, net of amounts capitalized 225 153 A capitalization rate of 3.2% to 5.4% (2017: 2.7% to 3.3%) was used, representing the effective finance costs of the loans to finance the assets under construction. 146 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAX (BENEFIT)/EXPENSE

	Year ended December 31,	
	2018	2017
	US$ in millions	
Current income tax		
Lump sum in lieu of Macao complementary tax on dividends	**5**	5
Other overseas taxes	**—**	1
Deferred income tax (benefit)/expense	**(12)**	16
Income tax (benefit)/expense	**(7)**	22

Deferred income tax benefit was US$12 million for the year ended December 31, 2018, compared to deferred income tax expense of US$16 million for the year ended December 31, 2017. The deferred income tax benefit in 2018 was primarily due to the reversal of deferred tax liabilities related to accelerated tax depreciation allowance. The 2017 deferred income tax expense was primarily driven by the increase in valuation allowance related to net operating tax losses which either expired or are expected to expire without being utilized.

(a) Macao complementary tax

Macao complementary tax is levied at progressive rates ranging from 3% to 9% on the taxable income above MOP32,000 (equivalent to US$4,000) but below MOP300,000 (equivalent to US$37,500), and thereafter at a fixed rate of 12%. For the year ended December 31, 2018, a special complementary tax incentive was provided to the effect that the tax free income threshold was increased from MOP32,000 to MOP600,000 (equivalent to US$4,000 to US$75,000) with the profit above MOP600,000 (equivalent to US$75,000) being taxed at a fixed rate of 12% (2017: same).

Pursuant to the Dispatch No. 320/2013 issued by the Chief Executive of Macao on October 3, 2013, VML was granted an extension of the tax exemption regarding Macao complementary tax on its gaming activities for an additional five years, effective from the tax year 2014 to the tax year 2018. Pursuant to the Dispatch No. 194/2018 issued by the Chief Executive of Macao on August 20, 2018, VML was granted an extension of the tax exemption through June 26, 2022, the date VML's subconcession agreement expires. Regarding the other subsidiaries, during the year ended December 31, 2018, Macao complementary tax is calculated progressively at a maximum of 12% of the estimated assessable profit (2017: same).

(b) Lump sum in lieu of Macao complementary tax on dividends

VML entered into a Shareholder Dividend Tax Agreement with the Macao Government. The agreement provided for an annual payment in lieu of Macao complementary tax otherwise due by VML's shareholders on dividend distributions to them from gaming profits, effective through the end of 2013. In May 2014, VML entered into another Shareholder Dividend Tax Agreement with the Macao Government for an extension of the agreement through 2018 to correspond to the Macao complementary tax exemption on its gaming activities (see also Note 9(a)). In September 2018, VML requested an additional agreement with the Macao Government through June 26, 2022, to correspond to the expiration of the extension of the tax exemption regarding Macao complementary tax on its gaming activities; however, there is no certainty the agreement will be granted.

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ANNUAL REPORT 2018

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4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

9. INCOME TAX (BENEFIT)/EXPENSE (CONTINUED)

(c) Hong Kong profits tax

The Company's subsidiaries that carry on business in Hong Kong are subject to the Hong Kong profits tax at the maximum rate of 16.5% for the year ended December 31, 2018, and at 16.5% for the year ended December 31, 2017.

(d) Reconciliation between income tax (benefit)/expense and accounting profit at applicable tax rates

The tax on the Group's profit before income tax differs from the theoretical amount that would arise using the domestic tax rates applicable to profits of the consolidated entities in the respective jurisdictions as follows:

	Year ended December 31,	
	2018	2017
	US$ in millions	
Profit before income tax	**1,868**	1,625
Tax calculated at domestic rates applicable to profits in the respective jurisdictions	**238**	208
Tax effects of:		
Income not subject to tax[(i)]	**(905)**	(837)
Expenses not deductible for tax purposes[(i), (ii)]	**574**	549
Amortization of pre-opening expenses previously not recognized	**(3)**	(9)
Origination and reversal of temporary difference, net	**4**	20
Tax losses for which no deferred income tax assets were recognized	**80**	87
Lump sum in lieu of Macao complementary tax of dividends	**5**	5
Other	**—**	(1)
Income tax (benefit)/expense	**(7)**	22

(i) During the year ended December 31, 2018, VML was exempt from Macao complementary tax on its gaming activities (see also Note 9(a)). In addition, lease/right of use income recorded in VML, Venetian Cotai Limited ("VCL") and Venetian Orient Limited ("VOL") were subject to property tax (Note (ii)), and should, therefore, also be excluded from Macao complementary tax calculations. Accordingly, casino revenues and lease/right of use income and their corresponding expenses incurred were presented as "Income not subject to tax" and "Expenses not deductible for tax purposes", respectively, in the calculations above (2017: same).

Additionally, for the year ended December 31, 2018, the Company received dividend income from a subsidiary. The dividend income is not subject to Hong Kong profits tax (2017: same).

(ii) Lease/right of use income recorded in VML, VCL and VOL are exempt from property tax for the first four and six years for the newly constructed buildings in Macao and on Cotai, respectively, pursuant to Article 9(1)(a) of Lei no. 19/78/M. If the buildings in Macao and on Cotai also qualify for Tourism Utility Status, the property tax exemption can be extended by another four and six years, respectively, pursuant to Article 15(a) of Lei no. 81/89/M. The exemption for the Sands Macao expired in August 2012 and that for The Venetian Macao, The Plaza Macao and The Parisian Macao will be expiring in August 2019, August 2020 and September 2028 respectively. Regarding Sands Cotai Central, the procedures for registration at the tax department are in progress and the exact date of expiration of the exemption cannot be determined at this stage.

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ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 10. EARNINGS PER SHARE Basic earnings per share is calculated by dividing the profit for the year attributable to equity holders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. For the year ended December 31, 2018, the Company had outstanding share options that would potentially dilute the ordinary shares (2017: same). The calculation of basic and diluted earnings per share is based on the following: Year ended December 31, 2018 2017 Profit attributable to equity holders of the Company (US$ in millions) 1,875 1,603 Weighted average number of shares for basic earnings per share    (thousand shares) 8,078,946 8,072,709 Adjustment for share options (thousand shares) 7,328 4,544 Weighted average number of shares for diluted earnings per share (thousand shares) 8,086,274 8,077,253 Earnings per share, basic US23.21 cents US19.86 cents Earnings per share, basic(i) HK181.75 cents HK155.22 cents Earnings per share, diluted US23.19 cents US19.85 cents Earnings per share, diluted(i) HK181.59 cents HK155.14 cents (i) The translation of US$ amounts into HK$ amounts has been made at the exchange rate on December 31, 2018 of US$1.00 to HK$7.8306 (2017: US$1.00 to HK$7.8157). 149 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 11. DIVIDENDS Year ended December 31, 2018 2017 US$ in millions 2018 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 18, 2019 and paid 1,023 —2018 final dividend of HK$1.00 (equivalent to US$0.127) per ordinary share declared on March 15, 2019 1,033 —2017 interim dividend of HK$0.99 (equivalent to US$0.127) per ordinary share declared on January 19, 2018 and paid — 1,023 2017 final dividend of HK$1.00 (equivalent to US$0.127) per ordinary share declared on May 25, 2018 and paid — 1,030 2,056 2,053 On January 18, 2019, the Board declared an interim dividend of HK$0.99 (equivalent to US$0.127) per share, payable to Shareholders of the Company whose names appeared on the register of members of the Company on February 4, 2019. The interim dividend, amounting in aggregate to HK$8.0 billion (equivalent to US$1.02 billion), was paid on February 22, 2019. On March 15, 2019, the Board proposed the payment of a final dividend of HK$1.00 (equivalent to US$0.127) per share, which is subject to the approval of the Shareholders at the forthcoming annual general meeting. Based on the ordinary shares in issue as at February 28, 2019, the total amount of the final dividend to be distributed is estimated to be approximately HK$8.08 billion (equivalent to US$1.03 billion). Both the interim and final dividends referred to above have not been recognized as a liability as at December 31, 2018. They will be reflected as appropriations of reserves during 2019. 150 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 12. INVESTMENT PROPERTIES, NET Under Completed development Total US$ in millions At January 1, 2017 Cost 1,353 243 1,596 Accumulated depreciation (274) — (274) At January 1, 2017 1,079 243 1,322 Year ended December 31, 2017 Opening net book amount 1,079 243 1,322 Additions 48 — 48 Adjustments arising from change in lease term of leasehold interests in land 2 — 2 Adjustments to project costs (8) — (8) Transfers 241 (241) —Depreciation (44) — (44) Exchange difference (7) (2) (9) Closing net book amount 1,311 — 1,311 At December 31, 2017 Cost 1,626 — 1,626 Accumulated depreciation (315) — (315) At December 31, 2017 1,311 — 1,311 Year ended December 31, 2018 Opening net book amount 1,311 — 1,311 Additions 62 — 62 Adjustments to project costs 5 — 5 Disposals (92) — (92) Transfers (609) — (609) Depreciation (45) — (45) Exchange difference (3) — (3) Closing net book amount 629 — 629 At December 31, 2018 Cost 988 — 988 Accumulated depreciation (359) — (359) At December 31, 2018 629 — 629 151 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12. INVESTMENT PROPERTIES, NET (CONTINUED)

Pursuant to IAS 40 "Investment Property", an entity shall transfer a property to/or from investment property when and only when there is a change in use. Subsequent to the Board's approval in October 2017 to introduce approximately 370 new suites in the apart-hotel tower at The Londoner Macao and approximately 290 new suites in the Four Seasons Tower Suites Macao, observable actions have taken place to support management's intention to convert the apart-hotel tower at The Londoner Macao and the Four Seasons Tower Suites Macao to owner-occupied assets. As a result, during the year ended December 31, 2018, the assets pertaining to the apart-hotel tower at The Londoner Macao and the Four Seasons Tower Suites Macao with an aggregate carrying amount of US$609 million were transferred from investment properties to property and equipment.

The Group engaged an independent professional valuer, Knight Frank Petty Limited, to perform the valuation of the Group's investment properties, which are located in Macao, on an annual basis. Knight Frank Petty Limited is a professionally qualified independent external valuer, and had appropriate recent experience in the relevant location and category of the properties being valued. In determining the fair value of the investment properties, the valuer uses assumptions and estimates that reflect, amongst other factors, comparable market transactions in an active market, lease/right of use income from current leases/rights of use and assumptions about lease/right of use income from future leases/rights of use in light of current market conditions, capitalization rates, terminal yield and reversionary income potential. Valuations were based on income and an open market value approach for all completed properties (except for the apart-hotel tower at The Londoner Macao as at December 31, 2017) as follows:

	December 31, 2018	2017(i)
	US$ in millions	
Fair value of the investment properties	**8,243**	9,248

(i) Amount includes US$1,488 million related to the Four Seasons Tower Suites Macao.

For the apart-hotel tower at The Londoner Macao, the valuation was determined by taking into account the market value of the proposed development assuming completion as at the date of valuation and then deducting from that amount the estimated costs to complete the development. The fair value of this property as at December 31, 2017 was US$801 million.

In estimating the fair value of the properties, the highest and best use of the properties is their current use. The fair value estimate of the Group's investment properties is a Level 3 fair value measurement.

The following amounts have been recognized in the consolidated income statement:

	Year ended December 31, 2018	2017
	US$ in millions	
Mall income	**507**	479
Direct operating expenses arising from investment properties that generate right of use income	**51**	55
Direct operating expenses that did not generate right of use income	**5**	2

152

ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13. PROPERTY AND EQUIPMENT, NET

The movements of property and equipment for the year are as follows:

	Leasehold interests in land	Land improvements	Buildings and building improvements	Leasehold improvements	Vehicles	Ferries	Furniture, fittings & equipment	Construction-in-progress	Total
					US$ in millions				
At January 1, 2017									
Cost	584	338	8,485	8	40	251	1,644	132	11,482
Accumulated depreciation	(97)	(123)	(1,924)	(7)	(28)	(104)	(1,088)	—	(3,371)
At January 1, 2017	487	215	6,561	1	12	147	556	132	8,111
Year ended December 31, 2017									
Opening net book amount	487	215	6,561	1	12	147	556	132	8,111
Additions	—	1	—	1	—	—	52	214	268
Adjustments arising from change in lease term of leasehold interests in land	13	—	—	—	—	—	—	—	13
Adjustments to project costs	(1)	39	(40)	—	—	—	(5)	4	(3)
Disposals	—	(7)	(4)	—	—	—	(4)	(10)	(25)
Transfers	—	16	147	—	—	—	82	(245)	—
Depreciation	(14)	(16)	(407)	(1)	(4)	(13)	(167)	—	(622)
Exchange difference	—	(1)	(48)	—	—	—	(4)	(2)	(55)
Closing net book amount	485	247	6,209	1	8	134	510	93	7,687
At December 31, 2017									
Cost	596	381	8,510	7	40	251	1,724	93	11,602
Accumulated depreciation	(111)	(134)	(2,301)	(6)	(32)	(117)	(1,214)	—	(3,915)
At December 31, 2017	485	247	6,209	1	8	134	510	93	7,687
Year ended December 31, 2018									
Opening net book amount	**485**	**247**	**6,209**	**1**	**8**	**134**	**510**	**93**	**7,687**
Additions	**10**	**1**	**2**	**—**	**3**	**—**	**98**	**385**	**499**
Adjustments to project costs	**—**	**—**	**(5)**	**—**	**—**	**—**	**3**	**(6)**	**(8)**
Disposals	**—**	**(4)**	**(34)**	**—**	**—**	**—**	**(4)**	**(1)**	**(43)**
Transfers	**69**	**13**	**725**	**—**	**—**	**—**	**114**	**(312)**	**609**
Depreciation	**(12)**	**(14)**	**(421)**	**—**	**(4)**	**(12)**	**(135)**	**—**	**(598)**
Exchange difference	**—**	**—**	**(11)**	**—**	**—**	**—**	**(1)**	**—**	**(12)**
Closing net book amount	**552**	**243**	**6,465**	**1**	**7**	**122**	**585**	**159**	**8,134**
At December 31, 2018									
Cost	**675**	**389**	**9,161**	**7**	**43**	**251**	**1,904**	**159**	**12,589**
Accumulated depreciation	**(123)**	**(146)**	**(2,696)**	**(6)**	**(36)**	**(129)**	**(1,319)**	**—**	**(4,455)**
At December 31, 2018	**552**	**243**	**6,465**	**1**	**7**	**122**	**585**	**159**	**8,134**

Interest expense of US$4 million (Note 8) (2017: US$2 million) and other direct costs of US$23 million (2017: US$13 million) have been capitalized for the year ended December 31, 2018.

153

ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 13. PROPERTY AND EQUIPMENT, NET (CONTINUED) The Group received land concessions from the Macao Government to build on the sites on which Sands Macao, The Venetian Macao, The Plaza Macao, Sands Cotai Central and The Parisian Macao are located. The Group does not own these land sites; however, the land concessions, which have an initial term of 25 years and are renewable at the Group’s option, in accordance with Macao laws, grant the Group exclusive use of the land. As specified in the land concessions, the Group is required to pay premiums for each parcel as well as annual rent for the term of the land concessions, which may be revised every five years by the Macao Government. The initial land lease premiums for all parcels have been fully paid. The finance lease obligations for land are disclosed in Note 26(a). We anticipate a useful life of 50 years related to these land concessions. As at December 31, 2017, other than the land concession for Parcel 3, the Group’s rights arising from its land concessions were collateralized by a first-priority security for the Group’s indebtedness under the 2016 VML Credit Facility (see Note 24). In addition, the Group’s rights over the parcels of land were charged as security to a financial institution for issuing a bank guarantee to the Macao Government to guarantee the annual rent payments. As at December 31, 2018, there were no charges on the Group’s property and equipment. Equipment includes the following amounts where the Group is the lessee under finance leases: December 31, 2018 2017 US$ in millions Cost 14 16 Accumulated depreciation (10) (10) Net book amount 4 6 The Group leases various equipment under non-cancelable finance lease agreements. The lease terms are between three and five years and ownership of the assets resides with the Group. 154 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 14. FINANCIAL INSTRUMENTS BY CATEGORY December 31, 2018 2017 Note US$ in millions Financial assets Amortized cost: Trade and other receivables, net 17 427 249 Restricted cash and cash equivalents 18 13 11 Cash and cash equivalents 20 2,676 1,239 Deposits 3 3 FVTPL: Interest rate swaps 25 15 — Total 3,134 1,502 December 31, 2018 2017 Note US$ in millions Financial liabilities Amortized cost: Trade and other payables 23 1,635 1,272 Borrowings 24 5,562 4,412 Total 7,197 5,684 155 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 15. INTANGIBLE ASSETS, NET Computer software US$ in millions At January 1, 2017 Cost 79 Accumulated amortization (44) At January 1, 2017 35 Year ended December 31, 2017 Opening net book amount 35 Additions 9 Amortization (10) Closing net book amount 34 At December 31, 2017 Cost 88 Accumulated amortization (54) At December 31, 2017 34 Year ended December 31, 2018 Opening net book amount 34 Additions 24 Amortization (12) Closing net book amount 46 At December 31, 2018 Cost 112 Accumulated amortization (66) At December 31, 2018 46 156 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 16. DEFERRED INCOME TAX LIABILITIES Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off and when the deferred income taxes relate to income taxes levied by the same taxation authority on either the taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The movements of the deferred tax liabilities are as follows: Accelerated depreciation allowance Tax losses Total US$ in millions At January 1, 2017 (68) 21 (47) Credit/(charge) for the year 5 (21) (16) Currency translation differences 1 — 1 At December 31, 2017 (62) — (62) Credit for the year 12 — 12 At December 31, 2018 (50) — (50) Deferred tax assets are recognized for tax loss carryforwards to the extent realization of the related tax benefit through future taxable profits is probable. The unrecognized deferred income tax assets in respect of losses that can be carried forward against future taxable income and pre-opening expenses are as follows: December 31, 2018 2017 US$ in millions Arising from unused tax losses 270 263 Arising from pre-opening expenses 6 9 276 272 As at December 31, 2018, subject to the agreement by tax authorities, out of the total unrecognized tax losses of approximately US$2,210 million (2017: US$2,140 million), an amount of approximately US$122 million (2017: US$124 million) can be carried forward indefinitely. The remaining amount of approximately US$2,088 million (2017: US$2,016 million), will expire in one to three years (2017: same). 157 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET December 31, 2018 2017 Note US$ in millions Trade receivables 461 348 Less: provision for credit losses (94) (111) Trade receivables, net (a) 367 237 Other receivables 60 12 Prepayments 56 36 Deferred rent 81 77 Less: amortization of deferred rent (46) (43) provision for doubtful deferred rent (4) (3) Prepayments, net 87 67 Trade and other receivables and prepayments, net 514 316 Less: non-current portion:    prepayments (18) (4)    deferred rent (19) (19) (37) (23) Current portion 477 293 As at January 1, 2017, trade receivables, net from contracts with customers amounted to US$297 million. 158 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) The trade and other receivables, net of provision for credit losses, are denominated in the following currencies: December 31, 2018 2017 US$ in millions HK$ 341 210 MOP 29 37 US$ 57 2 427 249 (a) Trade receivables, net The aging analysis of trade receivables, net of provision for credit losses, is as follows: December 31, 2018 2017 US$ in millions 0–30 days 236 171 31–60 days 39 32 61–90 days 28 21 Over 90 days 64 13 367 237 The carrying values of trade receivables approximate their fair values at each balance sheet date. The maximum exposure to credit risk is the fair values of trade receivables at each balance sheet date. Trade receivables are comprised of casino, mall and hotel receivables. The Group extends credit to approved customers, tenants and gaming promoters following background checks and investigations of creditworthiness. Business or economic conditions, the legal enforceability of gaming debts, or other significant events in foreign countries could affect the collectability of receivables from customers and gaming promoters residing in these countries. Trade receivables mainly consist of casino receivables. Credit is granted to certain gaming promoters on a revolving basis. All gaming promoter credit lines are generally subject to monthly review and regular settlement procedures to evaluate the current status of liquidity and financial health of these gaming promoters. Credit is granted based on the performance and financial background of the gaming promoter and, if applicable, the gaming promoter’s guarantor. Absent special approval, the credit period granted to selected premium and mass market players is typically 7–15 days, while for gaming promoters, the receivable is typically repayable within one month following the granting of the credit, subject to terms of the relevant credit agreement. The Group generally does not charge interest for credit granted, but requires a personal check or other acceptable forms of security. 159 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net (continued) The Group maintains an allowance for doubtful casino, mall and hotel receivables and regularly evaluates the balances. The Group specifically analyzes the collectability of each account with a significant balance, based upon the age of the account, the customer’s financial condition, collection history and any other known information, and the Group makes an allowance for trade receivables. The Group also monitors regional and global economic conditions and forecasts in its evaluation of the adequacy of the recorded allowances. Table games play is primarily cash play, as credit play represented approximately 15.3% (2017: 15.4%) of total table games play for the year ended December 31, 2018. The credit extended to gaming promoters can be offset by the commissions payable to and front money made by these gaming promoters, which is considered in the establishment of the allowance for doubtful accounts. The Group currently has a legally enforceable right to offset the commissions payable and front money deposits against the casino receivables and intends to settle on a net basis. As at December 31, 2018, a gross amount of casino receivables after provision for credit losses of US$442 million (2017: US$298 million), was offset by commissions payable and front money deposits in an aggregate amount of US$191 million (2017: US$148 million), resulting in net amounts of casino receivables after provision for credit losses of US$251 million (2017: US$150 million). There is a concentration of credit risk related to net casino receivables as 33.3% (2017: 45.2%) of the casino receivables as at December 31, 2018 were from the top five customers. Other than casino receivables, there is no other concentration of credit risk with respect to trade receivables as the Group has a large number of customers. The Group believes the concentration of its credit risk in casino receivables is mitigated substantially by its credit evaluation process, credit policies, credit control and collection procedures, and also believes no significant credit risk is inherent in the Group’s trade receivables not provided for as at December 31, 2018 and 2017. As at December 31, 2018, included in the Group’s trade receivables balance are debtors with aggregate carrying amount of US$247 million which are past due as at the reporting date. The Directors of the Company are in the view there have been no significant increase in credit risk nor default because these relate to a number of independent customers that are either active and or have a good track record and established creditworthiness with the Group. 160 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net (continued) As at December 31, 2018, except for credit impaired balances and outstanding significant balances with gross amount of US$167 million that have been assessed individually, as part of the Group’s credit risk management, the Group uses debtors’ aging to assess the impairment for its customers because these remaining customers consist of a large number of small customers with common risk characteristics representative of the customers’ abilities to pay all amounts due in accordance with the contractual terms. The following table provides information about the exposure to credit risk for trade receivables which are assessed based on provision matrix as at December 31, 2018 within lifetime ECL. Trade receivables US$ in millions Provision matrix — debtors’ aging Average loss rate Current (not past due) — 86 Past due 1–90 days 2%–10% 102 Past due 91–360 days 15%–25% 56 Past due over 360 days 50%–100% 50 294 The estimated loss rates are estimated based on historical observed default rates over the expected life of the debtors and are adjusted for forward-looking information available without undue cost or effort. The grouping is regularly reviewed by management to ensure relevant information about specific debtors is updated. The following table shows the movement in lifetime ECL that has been recognized for trade receivables under the simplified approach. Year ended December 31, 2018 US$ in millions At beginning of year 111 Provision for expected credit losses, net 7 Amounts written-off (24) At end of year 94 161 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net (continued) Comparative information under IAS 39 As at December 31, 2017, net trade receivables of approximately US$74 million, were past due but not impaired. These relate to a number of independent customers that have a good track record with the Group. Extension of the credit period, with terms and conditions subject to special approvals, has been granted to these customers. The aging analysis of these trade receivables that were past due but not impaired based on the original terms is as follows: December 31, 2017 US$ in millions Past due 1–30 days 34 Past due 31–60 days 21 Past due 61–90 days 4 Past due over 90 days 15 74 As at December 31, 2017, trade receivables of US$136 million, were past due and impaired and the amount of the provision was US$111 million. The receivables mainly relate to casino customers, which are in unexpected difficult economic situations. It was assessed that a portion of the receivables is expected to be recovered and thus not impaired. The aging of these past due receivables is as follows: December 31, 2017 US$ in millions Past due 1–30 days 1 Past due 31–60 days 14 Past due 61–90 days 6 Past due over 90 days 115 136 The Group maintains an allowance for doubtful accounts and regularly evaluates the balances. 162 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 17. TRADE AND OTHER RECEIVABLES AND PREPAYMENTS, NET (CONTINUED) (a) Trade receivables, net (continued) Comparative information under IAS 39 (continued) Movements of provision of doubtful trade receivables for the year ended December 31, 2017 are as follows: Year ended December 31, 2017 US$ in millions At beginning of year 169 Provision for doubtful account, net 1 Amounts written-off (58) Exchange difference (1) At end of year 111 (b) Other receivables and deferred rent The carrying values of other receivables approximate their fair values at each balance sheet date, which also represent the Group’s maximum exposure to credit risk as at December 31, 2018. The Group holds security deposits, bank guarantees and letters of credit for certain other receivables and deferred rent. Impairment charges of US$2 million (2017: US$3 million) related to deferred rent were recorded for the year ended December 31, 2018, and included in “Other expenses and losses” in the consolidated income statement. Amounts are charged to the provision account and generally written off when the recoverability is remote. 18. RESTRICTED CASH AND CASH EQUIVALENTS December 31, 2018 2017 US$ in millions Cash at bank 2 2 Short-term bank deposit 11 9 13 11 Restricted cash and cash equivalents represent sinking funds set aside to cover the cost of capital expenses, including repairs, renovations, replacements and maintenance of a substantial but infrequent or irregular nature of the Group’s shopping malls. As at December 31, 2018, the restricted cash and cash equivalents are denominated in MOP (2017: same). As at December 31, 2018, the effective interest rate on the short-term bank deposit is 1.9% (2017: 0.8%). The deposit has a maturity of 88 days (2017: 89 days). The maximum exposure to credit risk is the carrying amount of restricted cash and cash equivalents at each balance sheet date. 163 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 19. INVENTORIES December 31, 2018 2017 US$ in millions Food and beverage 9 8 Retail products 2 3 Ferry parts 1 2 General operating supplies and other 2 2 14 15 As at December 31, 2018, all inventories were carried at cost (2017: same). 20. CASH AND CASH EQUIVALENTS December 31, 2018 2017 US$ in millions Cash at bank and on hand 503 512 Short-term bank deposits 2,173 727 2,676 1,239 The cash and cash equivalents are denominated in the following currencies: December 31, 2018 2017 US$ in millions HK$ 1,497 1,134 US$ 1,066 18 MOP 82 69 Japanese Yen 13 6 Singapore dollar 10 6 RMB 8 6 2,676 1,239 As at December 31, 2018, the effective interest rates on short-term bank deposits ranged from 1.4% to 3.1% (2017: 0.5% to 1.5%) per annum. These deposits have maturities ranging from 8 to 88 days (2017: 11 to 62 days). The carrying values of cash equivalents are their fair values as at December 31, 2018 (2017: same). The maximum credit exposure of cash and cash equivalents of the Group as at December 31, 2018 amounted to US$2,494 million (2017: US$1,011 million). 164 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21. SHARE CAPITAL

	Ordinary shares of US$0.01 each	US$ in millions
Authorized		
At January 1, 2017, December 31, 2017 and December 31, 2018	16,000,000,000	160
Issued and fully paid:		
At January 1, 2017	8,071,130,245	81
Shares issued upon exercise of share options	3,287,521	—
At December 31, 2017	8,074,417,766	81
Shares issued upon exercise of share options	6,185,925	—
At December 31, 2018	**8,080,603,691**	**81**

22. RESERVES

The amount of the Group's reserves and the movements therein for the current and prior years are set out in the consolidated statement of changes in equity.

(i) Capital reserve

The capital reserve represents the combined share premium of Venetian Venture Development Intermediate Limited ("VVDIL") and Cotai Services (HK) Limited.

(ii) Statutory reserve

The statutory reserve represents amounts set aside from the income statement that are not distributable to Shareholders/quotaholders of the group companies incorporated.

The Macao Commercial Code #432 requires that companies incorporated in Macao that are limited by shares should set aside a minimum of 10% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 25% of the company's capital.

For companies incorporated in Macao that are limited by quotas, the Macao Commercial Code #377 requires that a company should set aside a minimum of 25% of the company's profit after taxation to the statutory reserve until the balance of the reserve reaches a level equivalent to 50% of the company's capital.

165

ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 23. TRADE AND OTHER PAYABLES December 31, 2018 2017 Note US$ in millions Trade payables 33 40 Outstanding chip liability 4 514 418 Customer deposits and other deferred revenue 4 497 424 Other tax payables 325 286 Accrued employee benefit expenses 155 137 Construction payables and accruals 147 111 Interest payables 125 5 Casino liabilities 67 50 Loyalty program liability 4 33 30 Payables to related companies — non-trade 29(b) 9 5 Other payables and accruals 127 123 2,032 1,629 Less: non-current portion (104) (92) Current portion 1,928 1,537 Note: The prior year presentation has been adjusted for the adoption of IFRS 15, Revenue from Contracts with Customers, and conformed to the current year presentation. The monetary trade and other payables are denominated in the following currencies: December 31, 2018 2017 US$ in millions HK$ 997 805 MOP 483 435 US$ 145 30 Other currencies 10 2 1,635 1,272 The aging analysis of trade payables based on invoice date is as follows: December 31, 2018 2017 US$ in millions 0–30 days 27 29 31–60 days 3 5 61–90 days 2 3 Over 90 days 1 3 33 40 166 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 24. BORROWINGS December 31, 2018 2017 Note US$ in millions Non-current portion Senior Notes, unsecured 5,515 —Bank loans, secured — 4,301 Finance lease liabilities on leasehold interests in land, secured 26 122 127 Other finance lease liabilities, secured 26 3 3 5,640 4,431 Less: deferred financing costs (88) (73) 5,552 4,358 Current portion Bank loans, secured — 47 Finance lease liabilities on leasehold interests in land, secured 26 8 5 Other finance lease liabilities, secured 26 2 2 10 54 Total borrowings 5,562 4,412 The Group’s borrowings are denominated in the following currencies: December 31, 2018 2017 US$ in millions HK$ — 1,944 US$ 5,427 1,696 MOP 135 772 5,562 4,412 167 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 24. BORROWINGS (CONTINUED) The contractual maturities of bank loans are as follows: December 31, 2018 2017 US$ in millions Repayable within 1 year — 47 Repayable over 1 year but not exceeding 2 years — 110 Repayable over 2 years but not exceeding 5 years — 4,191 — 4,348 The estimated fair value of the Group’s bank loans as at December 31, 2017 was approximately US$4.30 billion. The contractual maturities of Senior Notes are as follows: December 31, 2018 2017 US$ in millions Repayable over 2 years but not exceeding 5 years 1,800 —Repayable over 5 years 3,700 — 5,500 — Fair value adjustment of the interest rate swaps 15 — 5,515 — The estimated fair value of the Group’s Senior Notes as at December 31, 2018 was approximately US$5.52 billion. Senior Notes On August 9, 2018, the Company issued three series of senior unsecured notes in an aggregate principal amount of US$5.50 billion, consisting of US$1.80 billion of 4.600% senior notes due August 8, 2023 (the “2023 Notes”), US$1.80 billion of 5.125% senior notes due August 8, 2025 (the “2025 Notes”) and US$1.90 billion of 5.400% senior notes due August 8, 2028 (the “2028 Notes” and, together with the 2023 Notes and the 2025 Notes, the “Senior Notes”). A portion of the net proceeds from the issuance was used to repay in full the outstanding borrowings under the 2016 VML Credit Facility (defined below). There are no interim principal payments on the Senior Notes and interest is payable semi-annually in arrears on each February 8 and August 8, commencing on February 8, 2019. In connection with the Senior Notes, the Company entered into fixed-to-variable interest rate swap contracts (see Note 25). The Senior Notes are general senior obligations. Each series of Senior Notes rank equally in right of payment with all of the Company’s existing and future senior unsecured debt and rank senior in right of payment to all of the Company’s future subordinated debt, if any. The Senior Notes are effectively subordinated in right of payment to all of the Company’s future secured debt (to the extent of the value of the collateral securing such debt) and are structurally subordinated to all of the liabilities of the Company’s subsidiaries. None of the Company’s subsidiaries guarantee the Senior Notes. 168 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 24. BORROWINGS (CONTINUED) Senior Notes (continued) The Senior Notes were issued pursuant to an indenture, dated August 9, 2018 (the “Indenture”), between the Company and U.S. Bank National Association, as trustee. Upon the occurrence of certain events described in the Indenture, the interest rate on the Senior Notes may be adjusted. The Indenture contains covenants, subject to customary exceptions and qualifications, that limit the ability of the Company and its subsidiaries to, among other things, incur liens, enter into sale and leaseback transactions and consolidate, merge, sell or otherwise dispose of all or substantially all of the Company’s assets on a consolidated basis. The Indenture also provides for customary events of default. 2018 SCL Credit Facility On November 20, 2018, the Company as borrower, entered into a facility agreement with the arrangers and lenders named therein and Bank of China Limited, Macau Branch, as agent for the lenders, (the “2018 SCL Credit Facility”) pursuant to which the lenders made available a US$2.0 billion revolving unsecured credit facility to the Company (the “2018 SCL Revolving Facility”). The facility is available until July 31, 2023, and the Company may draw loans under the facility, which may consist of general revolving loans (consisting of a United States dollar component and a Hong Kong dollar component) or loans drawn under a swing-line loan sub-facility (denominated in either United States dollars or Hong Kong dollars). The Company may utilize the loans for general corporate purposes and working capital requirements of the Company and its subsidiaries. Loans under the 2018 SCL Revolving Facility bear interest calculated by reference to (1) in the case of general revolving loans denominated in United States dollars, the London Interbank Offered Rate (“LIBOR”), (2) in the case of loans denominated in United States dollars drawn under the swing-line loan sub-facility, a United States dollar alternate base rate (determined by reference to, among other things, the United States dollar prime lending rate and the Federal Funds Effective Rate), (3) in the case of general revolving loans denominated in Hong Kong dollars, the Hong Kong Interbank Offered Rate (“HIBOR”) or (4) in the case of loans denominated in Hong Kong dollars drawn under the swing-line loan sub-facility, a Hong Kong dollar alternate base rate (determined by reference to, among other things, the Hong Kong dollar prime lending rate), in each case, plus a margin determined by reference to the consolidated leverage ratio. The initial margin for general revolving loans is 2.0% per annum and the initial margin for loans drawn under the swing-line loan sub-facility is 1.0% per annum. The Company is also required to pay a commitment fee of 0.60% per annum on the undrawn amounts under the 2018 SCL Revolving Facility. As at December 31, 2018, the Company had US$2.0 billion of available borrowing capacity under the 2018 SCL Revolving Facility. The 2018 SCL Credit Facility contains affirmative and negative covenants customary for similar unsecured financings, including, but not limited to, limitations on indebtedness secured by liens on principal properties and sale and leaseback transactions. The 2018 SCL Credit Facility also requires the Company to maintain a maximum ratio of total indebtedness to trailing twelve-month adjusted earnings before interest, income taxes, depreciation and amortization, as defined in the 2018 SCL Credit Facility (the “SCL Credit Facility Adjusted EBITDA”) of 4.00 to 1.00 throughout the life of the facility, and a minimum ratio of the SCL Credit Facility Adjusted EBITDA to net interest expense (including capitalized interest) of 2.50 to 1.00 throughout the life of the facility. The 2018 SCL Credit Facility also contains certain events of default (some of which are subject to grace and remedy periods and materiality qualifiers), including, but not limited to, events relating to the Company’s gaming operations and the loss or termination of certain land concession contracts. 169 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. BORROWINGS (CONTINUED)

2016 VML Credit Facility

Two subsidiaries of the Company, VML US Finance LLC, the Borrower, and Venetian Macau Limited ("VML"), as guarantor, entered into a credit agreement (the "2016 VML Credit Facility"), which pursuant to various amendments, provided for a US$4.12 billion term loan (the "2016 VML Term Loans"), a US$269 million non-extended term loan ("the 2016 Non-Extended VML Term Loans"), and a US$2.0 billion revolving facility (the "2016 VML Revolving Facility," and together with the 2016 VML Term Loans and the 2016 Non-Extended VML Term Loans, the "2016 VML Credit Facility"). Borrowings under the 2016 VML Term Loans were used for working capital requirements and general corporate purposes, including to make any investment or payment not specifically prohibited by the terms of the loan documents.

The Company paid standby fees of 0.5% per annum on the undrawn amounts under the 2016 VML Revolving Facility. For the year end December 31, 2018, the weighted average interest rate on the 2016 VML Credit Facility was 3.1% (2017: 2.6%).

As previously described, a portion of the proceeds from the Senior Notes were used to repay the outstanding borrowings under the 2016 VML Credit Facility. As a result, the Company recorded a US$72 million loss on early retirement of debt during the year ended December 31, 2018.

On November 20, 2018, the 2016 VML Credit Facility was terminated with effect as of November 21, 2018. As a result, the Company recorded a US$9 million loss on early retirement of debt during the year ended December 31, 2018.

Reconciliation of liabilities arising from financing activities

The table below details changes in the Group's liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be, classified in the Group's consolidated statement of cash flows as cash flows from financing activities.

			Non-cash changes						
	Balance at January 1, 2018	Financing cash flows(i)	Accruals	Amortization	Foreign exchange movement	Adjustment arising from adoption of IFRS 9	Loss on modification or early retirement of debt	Fair value adjustment of the interest rate swaps	Balance at December 31, 2018
					US$ in millions				
Senior notes	—	5,500	—	—	—	—	—	15	5,515
Bank loans	4,348	(4,337)	—	—	(11)	—	—	—	—
Finance lease liabilities on leasehold interests in land	132	(13)	11	—	—	—	—	—	130
Other finance lease liabilities	5	(2)	2	—	—	—	—	—	5
Deferred financing costs	(73)	(90)	(2)	22	—	(24)	79	—	(88)
Interest payables	5	(128)	248	—	—	—	—	—	125
Dividend payables	—	(2,052)	2,053	—	(1)	—	—	—	—
	4,417	(1,122)	2,312	22	(12)	(24)	79	15	5,687

170

ANNUAL REPORT 2018

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24. BORROWINGS (CONTINUED)

Reconciliation of liabilities arising from financing activities (continued)

	Balance at January 1, 2017	Financing cash flows[i]	Non-cash changes					Balance at December 31, 2017
			Accruals	Amortization	Foreign exchange movement	True-up adjustment	Adjustment arising from change in lease term of leasehold interests in land	
	US$ in millions							
Bank loans	4,388	(19)	—	—	(21)	—	—	4,348
Finance lease liabilities on leasehold interests in land	72	(2)	—	—	—	(1)	63	132
Other finance lease liabilities	8	(3)	—	—	—	—	—	5
Deferred financing costs	(94)	—	—	21	—	—	—	(73)
Interest payables	47	(128)	134	—	—	—	(48)	5
Dividend payables	—	(2,067)	2,069	—	(2)	—	—	—
	4,421	(2,219)	2,203	21	(23)	(1)	15	4,417

(i) The cash flows from bank loans make up the net amount of proceeds from bank loans and repayments of bank loans in the statement of cash flows.

25. DERIVATIVE FINANCIAL INSTRUMENTS

Accounting standards require an entity to recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. If specific conditions are met, a derivative may be designated as a hedge of specific financial exposures. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and, if used in hedging activities, on its effectiveness as a hedge. In order to qualify for hedge accounting, the underlying hedged item must expose the Company to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Company's exposure to market fluctuation throughout the hedge period.

Changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices, can impact the Company's results of operations. The Company's primary exposures to market risk are interest rate risk associated with long-term debt and foreign currency exchange rate risk associated with the Company's operations. The Company has a policy aimed at managing interest rate risk associated with its current and anticipated future borrowings and foreign currency exchange rate risk associated with operations of its foreign subsidiaries. This policy enables the Company to use any combination of interest rate swaps, futures, options, caps, forward contracts and similar instruments. The Company does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions.

In August 2018, the Company entered into interest rate swap agreements (the "IR Swaps"), which qualified and were designated as fair value hedges, swapping fixed-rate for variable-rate interest to hedge changes in the fair value of interest payments. These IR Swaps have a total notional value of US$5.50 billion and expire in August 2020.

171
ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 25. DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED) The total fair value of the IR Swaps as of December 31, 2018 was US$56 million. In the accompanying consolidated balance sheets, US$15 million was recorded as an asset in “Trade and other receivables and prepayments, net” with an equal corresponding adjustment recorded against the carrying value of the Senior Notes. The realized portion of IR Swaps of US$41 million was recorded as interest receivables in “Trade and other receivables and prepayments, net”. The fair value of the IR Swaps was estimated using level 2 inputs from recently reported market forecasts of interest rates. Gains and losses due to changes in fair value of the IR Swaps completely offset changes in the fair value of the hedged portion of the underlying debt; therefore, no gain or loss has been recognized due to hedge ineffectiveness. Additionally, for the year ended December 31, 2018, the Company recorded US$9 million as a reduction to interest expense related to the realized amount associated with the IR Swaps. 26. FINANCE LEASE LIABILITIES The Group is a lessee under finance leases for land and equipment. Lease liabilities are effectively secured as the rights of the leased assets will revert to the lessor in the event of default. (a) The future minimum lease payments (including interest) and the present value of the minimum lease payments under finance lease obligations for land are as follows: December 31, 2018 2017 US$ in millions Minimum finance lease payments: No later than 1 year 8 5 Later than 1 year and no later than 2 years 5 5 Later than 2 years and no later than 5 years 16 16 Later than 5 years 312 318 341 344 Future finance charges on finance lease obligations (211) (212) Present value of finance lease liabilities 130 132 Present value of minimum finance lease payments: No later than 1 year 8 5 Later than 1 year and no later than 2 years 5 5 Later than 2 years and no later than 5 years 12 13 Later than 5 years 105 109 130 132 172 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 26. FINANCE LEASE LIABILITIES (CONTINUED) (b) The future minimum lease payments (including interest) and the present value of the minimum lease payments under finance lease obligations for equipment are as follows: December 31, 2018 2017 US$ in millions Minimum finance lease payments: No later than 1 year 2 2 Later than 1 year and no later than 2 years 2 1 Later than 2 years and no later than 5 years 1 2 5 5 Present value of minimum finance lease payments: No later than 1 year 2 2 Later than 1 year and no later than 2 years 2 1 Later than 2 years and no later than 5 years 1 2 5 5 173 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 27. NOTE TO CONSOLIDATED STATEMENT OF CASH FLOWS Cash generated from operations is as follows: YYear ended December 31, 2018 2017 US$ in millions Profit before income tax 1,868 1,625 Adjustments for: Interest income (20) (5) Interest and other finance costs 203 132 Depreciation and amortization 655 676 Amortization of deferred financing costs 22 21 Amortization of deferred rent 15 15 Amortization of other assets 3 3 Loss on disposal of property and equipment,    investment properties and intangible assets 131 12 Loss on modification or early retirement of debt 81 — Provision for expected credit losses, net 9 — Provision for doubtful accounts, net — 4 Share-based compensation, net of amount capitalized 13 12 Net foreign exchange (gains)/losses (5) 11 Changes in working capital: Other assets (1) (1) Inventories 1 (1) Trade and other receivables and prepayments (180) 37 Trade and other payables 260 91 Cash generated from operations 3,055 2,632 28. OPERATING LEASE ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (a) Operating lease arrangements (i) The Group as the lessee The Group had future aggregate minimum lease payments under non-cancelable operating leases for property and equipment as follows: December 31, 2018 2017 US$ in millions No later than 1 year 5 4 Later than 1 year and no later than 5 years 2 2 7 6 174 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 28. OPERATING LEASE ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (CONTINUED) (a) Operating lease arrangements (continued) (ii) The Group as the lessor/grantor of the right of use The future aggregate minimum lease/base fee receivables under non-cancelable agreements are as follows: December 31, 2018 2017 US$ in millions No later than 1 year 331 344 Later than 1 year and no later than 5 years 602 727 Later than 5 years 59 52 992 1,123 Turnover fees earned during the year ended December 31, 2018 were US$64 million (2017: US$28 million). (b) Capital commitments Property and equipment commitments not provided for are as follows: December 31, 2018 2017 US$ in millions Contracted but not provided for 507 201 (c) Litigation The Group has contingent liabilities arising in the ordinary course of business. Management has made estimates for potential litigation costs based upon consultation with legal counsel. Actual results could differ from these estimates; however, in the opinion of management, such litigation and claims will not have a material adverse effect on the Group’s financial condition, results of operations or cash flows. (d) Concession and Subconcession On June 26, 2002, the Macao Government granted a concession to operate casinos in Macao through June 26, 2022, subject to certain qualifications, to Galaxy, a consortium of Macao and Hong Kong-based investors. During December 2002, VML and Galaxy entered into a subconcession agreement that was recognized and approved by the Macao Government and allows VML to develop and operate casino projects, including The Venetian Macao, Sands Cotai Central, The Parisian Macao, The Plaza Macao and Sands Macao, separately from Galaxy. Beginning on December 26, 2017, the Macao Government may redeem the subconcession agreement by providing the Group at least one year’s prior notice. The subconcession of VML will expire on June 26, 2022. 175 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 28. OPERATING LEASE ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (CONTINUED) (d) Concession and Subconcession (continued) Under the subconcession, the Group is obligated to pay to the Macao Government an annual premium with a fixed portion and a variable portion based on the number and type of gaming tables it employs and gaming machines it operates. The fixed portion of the premium is equal to MOP30 million (approximately US$4 million at the exchange rate in effect on December 31, 2018). The variable portion is equal to MOP300,000 per gaming table reserved exclusively for certain kinds of games or players, MOP150,000 per gaming table not so reserved and MOP1,000 per electrical or mechanical gaming machine, including slot machines (approximately US$37,195, US$18,598 and US$124, respectively, at the exchange rate in effect on December 31, 2018), subject to a minimum of MOP45 million (approximately US$6 million at the exchange rate in effect on December 31, 2018). The Group is also obligated to pay a special gaming tax of 35% of gross gaming revenues and applicable withholding taxes. The Group must also contribute 4% of its gross gaming revenue to utilities designated by the Macao Government, a portion of which must be used for promotion of tourism in Macao. Based on the number and types of gaming tables employed and gaming machines in operation as at December 31, 2018, the Group was obligated under its subconcession to make minimum future payments of approximately US$42 million in each of the next three years in the period ending December 31, 2021, and approximately US$21 million during the year ending December 31, 2022. (e) Construction labor The Group, in the past, has utilized an imported construction labor quota granted to it and its appointed construction manager, Hsin Chong Engineering (Macau) Limited, by the Human Resources Office of the Macao Government for purposes of completing outstanding areas within Sands Cotai Central and The Parisian Macao project and for additions and alterations work in The Venetian Macao, The Plaza Macao and Sands Cotai Central (the “Old Group Quota”). Following the completion of The Parisian Macao project, the Old Group Quota was held exclusively by the Group. The Old Group Quota was set to expire on December 31, 2018. In December 2018, the Group applied to the Labor Affairs Office of the Macao Government for the renewal of the Old Group Quota as well as for the granting of an additional imported construction labor quota (“New Group Quota”, and together with the “Old Group Quota”, the “Group Quota”), which were approved and granted in January 2019. The Group retained a new construction management company, BCA (Macau) Limited, to manage the Group Quota in future development works on behalf of, and as directed by the Group with the Group’s contractors and consultants. The Group Quota covers the importation of overseas staff and workers that represents only part of the imported staff and labor required to complete the construction work. The remainder of the imported staff and labor are covered by separate quotas awarded by the Labor Affairs Office of the Macao Government directly to the various construction companies contracted by the Group for the construction work, including BCA (Macau) Limited (the “Contractor Quota”). 176 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 28. OPERATING LEASE ARRANGEMENTS, COMMITMENTS AND CONTINGENCIES (CONTINUED) (e) Construction labor (continued) The Group is primarily liable for all employer costs associated with persons employed under the Group Quota. In the past, such employees were managed and supervised by the Group’s contractors. The contractors utilizing the Group Quota are contractually obligated to pay all employer costs and to indemnify the Group for any costs they may incur as a result of the persons employed. In addition, the Group has the right of recovering the costs they may incur against any amounts due to the contractors. The Group, however, may still have a contingency for the payments to the construction labor if the contractors fail to pay the salaries and the Group is unable to fully recover the amounts due to the construction labor from the contractors. Up to December 31, 2018, the Group continued to employ imported staff and labor under the Old Group Quota. Upon the approval and grant of the Group Quota in January 2019, the Group employs imported staff and labor under the Group Quota. The Group is not directly liable for employer costs associated with staff and labor imported by contractors under the Contractor Quota. 29. RELATED PARTY TRANSACTIONS For the purposes of these consolidated financial statements, parties are considered to be related to the Group if the party has the ability, directly or indirectly, to exercise significant influence over the Group in making financial and operating decisions, or vice versa. Related parties may be individuals (being members of key management personnel, significant Shareholders and/or their close family members) or other entities, and include entities which are under the significant influence of related parties of the Group where those parties are individuals. The Group’s immediate holding company is VVDI (II). LVS is the Group’s ultimate holding company. Related companies represent the group companies of the LVS Group. Save as disclosed elsewhere in the consolidated financial statements, the Group had the following transactions with related parties during the year: (a) Transactions during the year (i) Management fee income Year ended December 31, 2018 2017 US$ in millions LVS 1 1 Intermediate holding companies — 1 Fellow subsidiaries 4 3 5 5 Management services are provided by the Group to LVS Group companies. These services include, but are not limited to, accounting services, information technology support, sourcing of goods and services, and design, development and construction consultancy services. Management fees are charged at actual costs incurred or on a cost-plus basis. 177 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 29. RELATED PARTY TRANSACTIONS (CONTINUED) (a) Transactions during the year (continued) (ii) Management fee expense Year ended December 31, 2018 2017 US$ in millions LVS 20 14 Fellow subsidiaries 7 6 27 20 Management services are provided by LVS Group companies. These services include, but are not limited to, human resources support, accounting services, sourcing of goods and services, sourcing of tenants for the malls, transportation services, other various types of marketing and promotion activities for the Group, and design, development and construction consultancy services. Management fees are charged at actual costs incurred or on a cost-plus basis. Management fee expense disclosed below can be reconciled to the management fees as disclosed in Note 5(a), Note 5(b) and Note 7(a)(i) as follows: Year ended December 31, 2018 2017 Note US$ in millions Total management fees disclosed in “Related party transactions” and expensed in the consolidated income statement 27 20 Represented by management fees presented within: Segment information — Corporate expense 5(a) 6 6 Segment information — Pre-opening expense 5(b) — 1 Other operating and administrative departments 21 13 27 20 Reconciled to management fees presented with “Other expenses and losses” as below: Net management fees charged by related parties and expensed through the consolidated income statement 27 20 Management fees charged by third parties 23 22 Total management fees expensed 7(a)(i) 50 42 178 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 29. RELATED PARTY TRANSACTIONS (CONTINUED) (a) Transactions during the year (continued) (iii) Expenses billed to/paid by other LVS group companies During the year, the Group incurred certain expenses on behalf of other LVS group companies, or vice versa. The Group charged/reimbursed other LVS group companies for these expenses at cost. (iv) Key management personnel remuneration No transactions have been entered into with the Directors of the Company (being the key management personnel) during the year ended December 31, 2018 other than the emoluments paid to them (being the key management personnel remuneration) as disclosed in Note 6 (2017: same). (v) Royalty fees In November 2009, the Group entered into an agreement with Las Vegas Sands, LLC (“LVS LLC”), an intermediate holding company incorporated in the United States of America, for the use of the trademarks and other intellectual property rights as defined in the agreement. For each of the full fiscal years through the full fiscal year ended December 31, 2012, the Group was required to pay LVS LLC an annual royalty in the amount of 1.5% of non-gaming revenue and Paiza-related gaming revenue of the Sands Macao, 1.5% of all revenue of The Venetian Macao, and 1.5% of all gaming revenue of the Plaza Casino at The Plaza Macao (the “Relevant Royalty”), provided that the total royalty payable in connection with these three properties in each fiscal year was capped at US$20 million per full fiscal year. For each of the subsequent full fiscal years through the full fiscal year ending December 31, 2022, the Group is required to pay an annual royalty being the lesser of the Relevant Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. Each subsequent Casino Gaming property the Group operates which utilizes any of the licensed marks in connection with generating the relevant revenue will pay for each of the first three fiscal calendar years after commencement of operations of each subsequent property, a royalty fee of 1.5% of the respective gross revenues of the operations in connection with which such licensed marks are used (each, the “Subsequent Casino Gaming Property Royalty”), subject to a US$20 million cap per fiscal year. For the fiscal calendar years thereafter until expiration of the initial term, the Group will pay LVS LLC an annual royalty being the lesser of the Subsequent Casino Gaming Property Royalty or the annual caps reflecting an increase of 20.0% for each subsequent year. After the commencement of the operation of Sands Cotai Central and The Parisian Macao in April 2012 and September 2016 respectively, the Group is required to pay royalty fees in connection with these properties. During the year ended December 31, 2018, the Group incurred US$106 million (2017: US$98 million) of royalty fees. (vi) Share-based compensation The Group participates in the share-based compensation plan of LVS (Notes 6 and 30). 179 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 29. RELATED PARTY TRANSACTIONS (CONTINUED) (b) Year-end balances between the Group and related companies December 31, 2018 2017 Note US$ in millions Payables to related companies: LVS 4 2 Intermediate holding company 4 3 Fellow subsidiaries 1 — 23 9 5 The credit period on the payables to related companies is 45 days. The payables are unsecured and interest-free. 30. SHARE-BASED COMPENSATION (a) Share options of the Company The Company adopted the Equity Award Plan in November 2009 for grants of options to purchase ordinary shares of the Company. The purpose of the Equity Award Plan is to give the Company a competitive edge in attracting, retaining and motivating employees, directors and consultants and to provide the Company with a share plan providing incentives directly related to increases in its Shareholder value. Subject to certain criteria as defined in the Equity Award Plan, the Company’s subsidiaries’ or affiliates’ employees, directors or officers and many of its consultants are eligible for awards under the Equity Award Plan. The Equity Award Plan provides for an aggregate of 804,786,508 shares of the Company’s ordinary shares to be available for awards, representing 10% of the outstanding shares upon completion of the Global Offering. The Equity Award Plan has a term of ten years and no further awards may be granted after the expiration of the term. The Company’s Remuneration Committee may grant awards of share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards or any combination of the foregoing. As at December 31, 2018, there were 714,665,526 shares available for grant under the Equity Award Plan. Share option awards are granted with an exercise price not less than (i) the closing price of the Company’s ordinary shares on the date of grant or (ii) the average closing price of the Company’s ordinary shares for the five business days immediately preceding the date of grant. The outstanding share options generally vest over four years and have ten-year contractual terms. Compensation cost for all share option grants, which all have graded vesting, is net of estimated forfeitures and is recognized on an accelerated granted attribution approach over the awards’ respective requisite service periods. The Company estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on the Company’s historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share option is based on the Hong Kong Government Bond rate in effect at the time of the grant for share options granted subsequent to March 31, 2015 and based on the Hong Kong Exchange Fund Note rate in effect at the time of the grant for share options granted on or before March 31, 2015. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. The Group has no legal or constructive obligation to repurchase or settle the options in cash. 180 ANNUAL REPORT 2018

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. SHARE-BASED COMPENSATION (CONTINUED)

(a) Share options of the Company (continued)

A summary of the share option activity for the Company's Equity Award Plan is presented below:

	Year ended December 31, 2018 Number of options '000	2018 Weighted average exercise price US$	2017 Number of options '000	2017 Weighted average exercise price US$
Outstanding at January 1	**48,252**	**4.39**	38,185	4.48
Granted	**18,873**	**5.62**	17,364	4.23
Exercised	**(6,186)**	**3.74**	(3,287)	3.61
Forfeited	**(3,557)**	**5.24**	(4,010)	5.20
Outstanding at December 31	**57,382**	**4.81**	48,252	4.39
Exercisable at December 31	**18,152**	**5.00**	14,608	5.02

The weighted average share price at the date of exercise for share options exercised during the year was US$5.72 (2017: US$4.74).

The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

Range of exercise prices US$	December 31, 2018 Number of options outstanding '000	2018 Weighted average remaining contractual life (years)	2017 Number of options outstanding '000	2017 Weighted average remaining contractual life (years)
1.01–2.00	**811**	**1.29**	893	2.30
2.01–3.00	**283**	**2.80**	470	3.74
3.01–4.00	**14,805**	**6.94**	19,311	7.79
4.01–5.00	**18,673**	**8.00**	20,108	8.76
5.01–6.00	**15,991**	**9.01**	592	5.82
6.01–7.00	**2,227**	**7.26**	1,868	6.56
7.01–8.00	**2,554**	**5.29**	2,972	6.28
8.01–9.00	**2,038**	**5.21**	2,038	6.21
	57,382	**7.64**	48,252	7.82

181
ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 30. SHARE-BASED COMPENSATION (CONTINUED) (a) Share options of the Company (continued) The fair value of each option grant was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions: Year ended December 31, 2018 2017 Expected volatility 36.0% 36.9% Expected life (years) 4.7 4.4 Risk-free annual interest rate 1.7% 1.3% Expected dividends 5.8% 6.6% Weighted average share price at the date of grant (US$) 5.58 4.23 Weighted average exercise price (US$) 5.62 4.23 Weighted average fair value of each share option granted by the Company (US$) 1.01 0.71 (b) Restricted share units of the Company The grant date fair value of restricted share units is the share price of the ordinary shares of the Company at the respective grant date. The number of unvested equity-settled restricted share units represents the number of ordinary shares of the Company to be given to the employees upon vesting. Summaries of the unvested restricted share units under the Company’s Equity Award Plan are presented below: Year ended December 31, 2018 2017 Number of Weighted Number of Weighted restricted average grant restricted average grant share units date fair value share units date fair value ’000 US$ ’000 US$ Equity-settled Unvested at January 1 — — 852 7.51 Granted — — — —Modified to cash-settled — — (852) 7.51 Unvested at December 31 — — — — 182 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 30. SHARE-BASED COMPENSATION (CONTINUED) (b) Restricted share units of the Company (continued) Year ended December 31, 2018 2017 Number of Weighted Number of Weighted restricted average grant restricted average grant share units date fair value share units date fair value ’000 US$ ’000 US$ Cash-settled Unvested at January 1 852 7.51 236 7.13 Modified from equity-settled — — 852 7.51 Vested (852) 7.51 (236) 7.13 Unvested at December 31 — — 852 7.51 As a result of the Company cash-settling and planning to cash-settle certain future unvested restricted share units on their vesting dates, 852,000 outstanding restricted share units under the Equity Award Plan were modified from equity awards to cash-settled liability awards during the year ended December 31, 2017. The modification affected four employees and resulted in no additional compensation expense. The fair value of these awards is remeasured each reporting period until the vesting dates. Upon settlement, the Group will pay the grantees an amount in cash calculated based on the higher of (i) the closing price of the Company’s shares on the vesting date, and (ii) the average closing price of the Company’s shares for the five trading days immediately preceding the vesting date. If the vesting date is not a trading day, the trading day immediately preceding the vesting date shall be considered as the vesting date. All cash-settled restricted share units have been vested during the year ended December 31, 2018. During the year ended December 31, 2018, the Company paid US$5 million (2017: US$3 million) to settle vested restricted share units that were previously classified as equity awards. As at December 31, 2017, the accrued liability associated with these cash-settled restricted share units was US$4 million. For the year ended December 31, 2018, no fair value gain or loss on remeasurement of the liability was recognized in the consolidated financial statements (2017: same). (c) Share options of LVS The Group participates in the equity-settled share-based compensation plan of LVS and is a party to a non-qualified share option plan, the 2004 Plan, which is described below. The plan provides for the granting of share options pursuant to the applicable provisions of the Internal Revenue Code and regulations in the United States of America. LVS adopted the 2004 Plan, to which the Group is a party, for grants of options to purchase its common shares. The purpose of the 2004 Plan is to give LVS and its subsidiaries (collectively the “LVS Group”) a competitive edge in attracting, retaining, and motivating employees, directors and consultants and to provide the LVS Group with a share plan providing incentives directly related to increases in its shareholder value. Any of the LVS Group’s employees, directors or officers and many of its consultants are eligible for awards under the 2004 Plan. The 2004 Plan provides for an aggregate of 26,344,000 shares of LVS’ common shares to be available for awards. The 2004 Plan originally had a term of ten years, but in June 2014, the LVS’ board of directors approved an amendment to the 2004 Plan, extending the term to December 2019. LVS’ compensation committee may grant awards of non-qualified share options, incentive (qualified) share options, share appreciation rights, restricted share awards, restricted share units, share bonus awards, performance compensation awards or any combination of the foregoing. As at December 31, 2018, there were 917,674 shares available for grant under the 2004 Plan. 183 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 30. SHARE-BASED COMPENSATION (CONTINUED) (c) Share options of LVS (continued) Share option awards are granted with an exercise price equal to the fair market value (as defined in the 2004 Plan) of LVS’ share on the date of grant. The outstanding share options generally vest over three to four years and have ten-year contractual terms. Compensation cost for all share option grants, which all have graded vesting, is net of estimated forfeitures and is recognized on an accelerated granted attribution approach over the awards’ respective requisite service periods. LVS estimates the fair value of share options using the Black-Scholes option-pricing model. Expected volatilities are based on LVS’ historical volatility for a period equal to the expected life of the share options. The expected option life is based on the contractual term of the option as well as historical exercise and forfeiture behavior. The risk-free interest rate for periods equal to the expected term of the share options is based on the U.S. Treasury yield curve in effect at the time of grant. The expected dividend yield is based on the estimate of annual dividends expected to be paid at the time of the grant. LVS has no legal or constructive obligation to repurchase or settle the options in cash. For the purpose of financial reporting of the Group, share-based compensation expense arising from the granting of share options by LVS to the Directors and employees of the Group, to the extent of services rendered to the Group, is deemed to have been allocated to the Group as its expense with the corresponding increase in the share option reserve under equity in the relevant companies comprising the Group. A summary of the share option activity for the 2004 Plan operated by LVS is presented below: Year ended December 31, 2018 2017 Weighted Weighted Number of average Number of average options exercise price options exercise price ’000 US$ ’000 US$ Outstanding at January 1 198 72.83 357 71.20 Granted 23 77.44 34 63.13 Exercised (62) 66.18 (34) 51.09 Transfer-out(i) — — (12) 22.90 Expired (102) 80.08 (147) 75.93 Outstanding at December 31 57 69.00 198 72.83 Exercisable at December 31 11 63.13 164 74.83 (i) Transfer-in and transfer-out represent movement of options owned by grantees who transferred from other subsidiaries of LVS to the Group, or vice versa. 184 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

30. SHARE-BASED COMPENSATION (CONTINUED)

(c) Share options of LVS (continued)

The fair value of each option grant under the 2004 Plan was estimated on the grant date using the Black-Scholes option-pricing model with the following weighted average assumptions:

	Year ended December 31,	
	2018	2017
Expected volatility	**25.0%**	25.4%
Expected life (years)	**5.5**	5.0
Risk-free annual interest rate	**2.5%**	2.0%
Dividend yield	**3.9%**	4.6%
Weighted average share price (US$)	**77.44**	63.13
Weighted average exercise price (US$)	**77.44**	63.13
Weighted average fair value of each share option granted by LVS (US$)	**12.67**	8.82

The range of exercise prices and the weighted average remaining contractual life of the above share options outstanding as at the dates indicated are as follows:

	December 31,			
	2018		2017	
Range of exercise prices US$	**Number of options outstanding '000**	**Weighted average remaining contractual life (years)**	Number of options outstanding '000	Weighted average remaining contractual life (years)
60.01–70.00	**34**	**8.81**	96	3.62
70.01–80.00	**23**	**9.07**	—	—
80.01–90.00	**—**	**—**	102	0.22
	57	**8.92**	198	1.87

Options exercised during the year ended December 31, 2018 resulted in 61,875 (2017: 34,475) shares of LVS being issued at a weighted average price of US$66.18 (2017: US$51.09). The related weighted average share price at the time of exercise was US$77.66 (2017: US$69.08) during the year.

185

ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 30. SHARE-BASED COMPENSATION (CONTINUED) (d) Restricted shares and Units of LVS Grant date fair value of the restricted shares and units is the share price of the ordinary shares of LVS at the respective grant date. The number of unvested restricted shares and units represents the number of ordinary shares of LVS to be given to the employees upon vesting. A summary of the unvested restricted shares and units under the 2004 Plan operated by LVS is presented below: Year ended December 31, 2018 2017 Number of Number of restricted Weighted restricted Weighted shares and average grant shares and average grant units date fair value units date fair value ’000 US$ ’000 US$ Unvested at January 1 — — 35 64.78 Granted — — — —Vested — — (35) 64.78 Unvested at December 31 — — — — 186 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 31. FINANCIAL RISK MANAGEMENT (a) Financial risk factors The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Group’s overall financial risk management program, mainly carried out by a central treasury department and approved by the Board of Directors, focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. (i) Market risk Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates and foreign currency exchange rates. Interest rate risk The Group’s primary exposure to market risk is interest rate risk associated with its fixed rate long-term borrowings and interest rate swap contracts for the year ended December 31, 2018, and variable rate long-term borrowings for the year ended December 31, 2017. However, management monitors interest rate exposures and will consider hedging significant interest rate risk should the need arise. The Group does not hold or issue financial instruments for trading purposes and does not enter into derivative transactions that would be considered speculative positions. For the year ended December 31, 2018, the Group holds derivative financial instruments which consist of interest rate swap contracts on the fixed rate Senior Notes, which have been designated as hedging instruments for accounting purposes. The Group’s borrowings at fixed rates were denominated in US$ during the year ended December 31, 2018, and the Group’s borrowings at variable rates were denominated in US$, HK$ and MOP during the year ended December 31, 2017. As at December 31, 2018, the estimated fair value of fixed rate long-term borrowings was approximately US$5.52 billion, compared to its carrying value of US$5.50 billion. The estimated fair value of fixed rate long-term borrowings is based on level 2 inputs (quoted prices in markets that are not active). A change in interest rates on fixed rate long-term borrowings impacts its fair value. A hypothetical 100 basis points change in market rates would cause the fair value of the fixed rate long-term borrowings to change by US$308 million inclusive of the impact from the interest rate swaps. The total notional amount of our fixed-to-variable interest rate swaps was US$5.50 billion as at December 31, 2018. The fair value of the interest rate swaps, on a stand-alone basis, as at December 31, 2018, was an asset of US$56 million. A hypothetical 100 basis points change in LIBOR would cause the fair value of the interest rate swaps to change by approximately US$88 million. As at December 31, 2017, if interest rates on US$-denominated borrowings had been 50 basis-points higher/ lower with all other variables held constant, pre-tax profit for the year would have been lower/higher by US$9 million. As at December 31, 2017, if interest rates on HK$-denominated borrowings had been 50 basis-points higher/lower with all other variables held constant, pre-tax profit for the year would have been lower/higher by US$10 million. As at December 31, 2017, if interest rates on MOP-denominated borrowings had been 50 basis-points higher/lower with all other variables held constant, pre-tax profit would have been lower/higher by US$3 million. This analysis does not include the effect of interest capitalized. 187 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 31. FINANCIAL RISK MANAGEMENT (CONTINUED) (a) Financial risk factors (continued) (i) Market risk (continued) Foreign exchange risk The Group’s foreign currency transactions are mainly denominated in US$. The majority of assets and liabilities are denominated in US$, HK$ and MOP, and there are no significant assets and liabilities denominated in other currencies. The Group is subject to foreign exchange rate risk arising from future commercial transactions and recognized assets and liabilities denominated in a currency other than MOP, which is the functional currency of the major operating companies within the Group. For companies with MOP as their functional currency, as at December 31, 2018, if the US$ had weakened by 1% against the MOP with all other variables held constant, it would cause a foreign currency transaction loss of approximately US$40 million (2017: US$15 million), mainly as a result of the translation of US$-denominated debt held by SCL (2017: US$-denominated intercompany debt held). If the HK$ had weakened by 1% against the MOP with all other variables held constant, pre-tax profit for the year would have been lower by approximately US$11 million (2017: US$5 million), mainly as a result of the translation of HK$-denominated cash and cash equivalents, deposits, trade receivables and borrowings (2017: same). (ii) Credit risk Financial instruments, which potentially subject the Group to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash and cash equivalents and trade and other receivables. The Group maintains cash and cash equivalents and restricted cash and cash equivalents and receivables associated with the derivative contracts with various creditworthy financial institutions. Management monitors this credit risk on an on-going basis and does not believe that the Group has any other significant exposure to any individual or institution as at December 31, 2018 and 2017. See Note 17 for details of credit risk related to trade receivables. (iii) Liquidity risk Liquidity risk is the financial risk arising from the difficulty in meeting obligations associated with financial liabilities settled by cash or other financial assets. The 2018 SCL Credit Facility requires the Group to comply with financial covenants, which include maintaining a maximum leverage ratio of debt to SCL Credit Facility Adjusted EBITDA. The maximum leverage ratio is 4.0x for all quarterly periods through maturity. As at December 31, 2018, the leverage ratio, as defined per the credit facility agreement, was 1.9:1.0, compared to the maximum leverage ratio allowed of 4.0:1.0. If the Group is unable to maintain compliance with the financial covenants under the credit facility, the Group would be in default with regard to any borrowings under the credit facility. 188 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 31. FINANCIAL RISK MANAGEMENT (CONTINUED) (a) Financial risk factors (continued) (iii) Liquidity risk (continued) The Group’s financial liabilities, based on the contractual undiscounted cash flows are as follows: In the In the Within the second third to Over the first year year fifth year fifth year Total US$ in millions At December 31, 2018 Senior Notes principal — — 1,800 3,700 5,500 Senior Notes interest 277 277 833 698 2,085 Finance lease liabilities on leasehold interests in land 8 5 16 312 341 Other finance lease liabilities 2 2 1 — 5 Trade and other payables 1,546 22 55 12 1,635 At December 31, 2017 Bank borrowings 182 243 4,440 — 4,865 Finance lease liabilities on leasehold interests in land 5 5 16 318 344 Other finance lease liabilities 2 1 2 — 5 Trade and other payables 1,196 26 47 3 1,272 (b) Capital risk management The Group’s primary objective when managing capital is to safeguard the Group’s ability to continue as a going concern in order to provide returns for Shareholders and benefits for other stakeholders, by pricing products and services commensurately with the level of risk. The capital structure of the Group consists of debt, which includes borrowings (including current and non-current borrowings as shown in the consolidated balance sheet), net of cash and cash equivalents, and equity attributable to Shareholders, comprising issued share capital and reserves as disclosed in Notes 21 and 22, respectively. 189 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 31. FINANCIAL RISK MANAGEMENT (CONTINUED) (b) Capital risk management (continued) The Group actively and regularly reviews and manages its capital structure to maintain the net debt-to-capital ratio (gearing ratio) at an appropriate level based on its assessment of the current risk and circumstances. This ratio is calculated as net debt divided by total capital. Net debt is calculated as interest bearing borrowings, net of deferred financing costs, less cash and cash equivalents and restricted cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt. December 31, 2018 2017 US$ in millions Interest bearing borrowings, net of deferred financing costs 5,427 4,275 Less: cash and cash equivalents (2,676) (1,239)    restricted cash and cash equivalents (13) (11) Net debt 2,738 3,025 Total equity 4,409 4,538 Total capital 7,147 7,563 Gearing ratio 38.3% 40.0% 190 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 32. COMPANY BALANCE SHEET December 31, 2018 2017 Note US$ in millions ASSETS Non-current assets Interests in subsidiaries 1,951 1,811 Note receivable from a subsidiary 5,239 — Other receivables and prepayments 54 — Total non-current assets 7,244 1,811 Current assets Other receivables and prepayments 64 14 Cash and cash equivalents 279 47 Total current assets 343 61 Total assets 7,587 1,872 EQUITY Capital and reserves attributable to equity holders of the Company Share capital 81 81 Reserves (a) 1,954 1,782 Total equity 2,035 1,863 LIABILITIES Non-current liability Borrowings 5,427 — Total non-current liability 5,427 — Current liability Other payables 125 9 Total current liability 125 9 Total liabilities 5,552 9 Total equity and liabilities 7,587 1,872 Net current assets 218 52 Total assets less current liability 7,462 1,863 191 ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

32. COMPANY BALANCE SHEET (CONTINUED)

(a) The movements of reserves during the year are as follows

	Capital reserve	Share premium	Share-based compensation reserves	Currency translation reserve	Retained earnings	Total
			US$ in millions			
Balance at January 1, 2017	106	1,411	50	(3)	634	2,198
Profit for the year	—	—	—	—	1,645	1,645
Other comprehensive expense for the year	—	—	—	(11)	—	(11)
Total comprehensive income	—	—	—	(11)	1,645	1,634
Exercise of share options	—	12	—	—	—	12
Conversion of equity awards to liability awards	—	—	(5)	—	—	(5)
Transfer to share premium upon exercise of share options	—	5	(5)	—	—	—
Forfeiture of share options	—	—	(3)	—	3	—
Share-based compensation of the Company	—	—	12	—	—	12
Dividends to equity holders of the Company (Note 11)	—	—	—	—	(2,069)	(2,069)
Balance at December 31, 2017	**106**	**1,428**	**49**	**(14)**	**213**	**1,782**
Profit for the year	**—**	**—**	**—**	**—**	**2,192**	**2,192**
Other comprehensive expense for the year	**—**	**—**	**—**	**(4)**	**—**	**(4)**
Total comprehensive income	**—**	**—**	**—**	**(4)**	**2,192**	**2,188**
Exercise of share options	**—**	**23**	**—**	**—**	**—**	**23**
Transfer to share premium upon exercise of share options	**—**	**6**	**(6)**	**—**	**—**	**—**
Forfeiture of share options	**—**	**—**	**(4)**	**—**	**4**	**—**
Share-based compensation of the Company	**—**	**—**	**14**	**—**	**—**	**14**
Dividends to equity holders of the Company (Note 11)	**—**	**—**	**—**	**—**	**(2,053)**	**(2,053)**
Balance at December 31, 2018	**106**	**1,457**	**53**	**(18)**	**356**	**1,954**

192

ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. PRINCIPAL SUBSIDIARIES

Details of the Group's principal subsidiaries as at December 31, 2018 are as follows:

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Directly held:				
Venetian Venture Development Intermediate Limited	Cayman Islands, June 21, 2002	Investment holding	US$1	100%
SCL IP Holdings, LLC	United States, September 29, 2009	Holder of trademark licenses	US$100	100%
Indirectly held:				
Cotai Ferry Company Limited	Macao/Macao and Hong Kong, July 19, 2007	High speed ferry transportation services	MOP10,000,000	100%
Cotai Strip Lot 2 Apart Hotel (Macau) Limited	Macao, October 27, 2008	Hotel apartments	MOP6,498,900 MOP722,100 (preference shares)	100% 100%
Cotai Services (HK) Limited	Hong Kong, July 11, 2007	Investment holding	HK$1	100%
CotaiJet 311 Ltd.	Cayman Islands/ Macao and Hong Kong, August 14, 2007	Ferry leasing	US$1	100%
CotaiJet 312 Ltd.	Cayman Islands/ Macao and Hong Kong, August 14, 2007	Ferry leasing	US$1	100%
CotaiJet 313 Ltd.	Cayman Islands/ Macao and Hong Kong, August 14, 2007	Ferry leasing	US$1	100%
CotaiJet 314 Ltd.	Cayman Islands/ Macao and Hong Kong, September 12, 2007	Ferry leasing	US$1	100%

193

ANNUAL REPORT 2018

SANDS CHINA LTD.
4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
CotaiJet 315 Ltd.	Cayman Islands/ Macao and Hong Kong, September 12, 2007	Ferry leasing	US$1	100%
CotaiJet 316 Ltd.	Cayman Islands/ Macao and Hong Kong, October 8, 2007	Ferry leasing	US$1	100%
CotaiJet 317 Ltd.	Cayman Islands/ Macao and Hong Kong, October 8, 2007	Ferry leasing	US$1	100%
CotaiJet 318 Ltd.	Cayman Islands/ Macao and Hong Kong, October 8, 2007	Ferry leasing	US$1	100%
CotaiJet 319 Ltd.	Cayman Islands/ Macao and Hong Kong, October 8, 2007	Ferry leasing	US$1	100%
CotaiJet 320 Ltd.	Cayman Islands/ Macao and Hong Kong, October 8, 2007	Ferry leasing	US$1	100%
CotaiJet 350 Ltd.	Cayman Islands/ Macao and Hong Kong, January 21, 2008	Ferry leasing	US$1	100%
CotaiJet 351 Ltd.	Cayman Islands/ Macao and Hong Kong, January 21, 2008	Ferry leasing	US$1	100%
CotaiJet 352 Ltd.	Cayman Islands/ Macao and Hong Kong, January 21, 2008	Ferry leasing	US$1	100%
CotaiJet 353 Ltd.	Cayman Islands/ Macao and Hong Kong, January 21, 2008	Ferry leasing	US$1	100%

194
ANNUAL REPORT 2018

SANDS CHINA LTD.

4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

33. PRINCIPAL SUBSIDIARIES (CONTINUED)

Name	Place of incorporation or establishment/ operations and date of incorporation or establishment	Principal activities	Particulars of issued share/ registered capital	Effective interests held
Cotaiwaterjet Sea Bridge 1 Ltd.	Cayman Islands/ Macao and Hong Kong, October 27, 2015	Pontoon leasing	US$1	100%
Cotaiwaterjet Sea Bridge 2 Ltd.	Cayman Islands/ Macao and Hong Kong, October 27, 2015	Pontoon leasing	US$1	100%
Sands Cotai East Holdings Limited	Cayman Islands/ Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%
Sands Cotai West Holdings Limited	Cayman Islands/ Macao, May 25, 2011	Holder of hotel franchise agreement	US$1	100%
Sands Resorts Travel Limited	Hong Kong, February 29, 2016	Travel and tourism agency services	HK$500,000	100%
Sands Venetian Security Limited	Macao, June 22, 2011	Security services	MOP1,000,000	100%
Venetian Cotai Hotel Management Limited	Macao, March 12, 2008	Human resources administration	MOP500,000	100%
Venetian Cotai Limited	Macao, November 11, 2004	Hotels, restaurants, shopping mall, and conference and convention	MOP200,000,000	100%
Venetian Macau Limited (Note (i))	Macao, June 21, 2002	Gaming and other related activities	MOP200,000,000	100%
Venetian Orient Limited	Macao, February 2, 2006	Hotels, restaurants, shopping mall, and conference and convention	MOP100,000	100%
Venetian Retail Limited	Macao, June 15, 2007	Mall management	MOP1,500,000	100%
Venetian Travel Limited	Macao, October 16, 2006	Travel and tourism agency services	MOP2,400,000	100%

195

ANNUAL REPORT 2018

SANDS CHINA LTD. 4.3 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 33. PRINCIPAL SUBSIDIARIES (CONTINUED) Place of incorporation or establishment/ operations and date Particulars of of incorporation or issued share/ Effective Name establishment Principal activities registered capital interests held V-HK Services Limited Hong Kong, Marketing and HK$1 100% September 6, 2004 customer development services for VML VML US Finance LLC United States, Financing Nil 100% January 3, 2006 Zhuhai Cotai Information PRC, Outsourcing services, US$800,000 100% Services Outsourcing September 30, 2010 including information Co., Ltd. (Note (ii)) technology, accounting, hotel reservation and marketing Zhuhai Cotai Logistics PRC, Procurement, marketing and US$4,500,000 100% Hotel Services Co., Ltd. September 27, 2007 administrative services (Note (ii)) Notes: (i) 10% of the company’s issued share capital is held through an usufruct agreement whereby VVDIL has the sole and exclusive benefit. Accordingly, the profits and losses and assets and liabilities of the company have been consolidated as to 100% thereof into the consolidated financial statements. (ii) These entities are wholly foreign owned enterprises established in the PRC. 196 ANNUAL REPORT 2018

SANDS CHINA LTD. 4.4 FINANCIAL SUMMARY CONSOLIDATED INCOME STATEMENTS Year ended December 31, 2014 2015 2016 2017 2018 US$ in millions Net revenues 9,505 6,683 6,543 7,586 8,665 Operating profit 2,624 1,519 1,352 1,773 2,154 Profit before income tax 2,556 1,470 1,268 1,625 1,868 Income tax (expense)/benefit (8) (11) (44) (22) 7 Profit for the year attributable to equity holders of the Company 2,548 1,459 1,224 1,603 1,875 CONSOLIDATED BALANCE SHEETS December 31, 2014 2015 2016 2017 2018 US$ in millions Assets Non-current assets 8,153 8,971 9,523 9,089 8,878 Current assets 3,195 1,801 1,660 1,558 3,180 Total assets 11,348 10,772 11,183 10,647 12,058 Equity and liabilities Equity 6,429 5,839 5,007 4,538 4,409 Non-current liabilities 3,299 3,492 4,522 4,512 5,706 Current liabilities 1,620 1,441 1,654 1,597 1,943 Total liabilities 4,919 4,933 6,176 6,109 7,649 Total equity and liabilities 11,348 10,772 11,183 10,647 12,058 Note: Consolidated financial statements for the year ended December 31, 2015, 2016 and 2017 had been restated to reflect the adoption of IFRS 15 as described in Note 2. No restatement of the consolidated financial statements for the year ended December 31, 2014 was made for the adoption of IFRS 15 as the management considered it would be impracticable to do so. 197 ANNUAL REPORT 2018

SANDS CHINA LTD.

5. CORPORATE INFORMATION

(as at the Latest Practicable Date)

DIRECTORS

Executive Directors

Mr. Sheldon Gary Adelson
(Chairman of the Board and Chief Executive Officer)
Dr. Wong Ying Wai
(President and Chief Operating Officer)

Non-Executive Directors

Mr. Robert Glen Goldstein
Mr. Charles Daniel Forman

Independent Non-Executive Directors

Ms. Chiang Yun
Mr. Victor Patrick Hoog Antink
Mr. Steven Zygmunt Strasser
Mr. Kenneth Patrick Chung

REGISTERED OFFICE IN CAYMAN ISLANDS

Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

PRINCIPAL PLACE OF BUSINESS AND HEAD OFFICE IN MACAO

The Venetian Macao-Resort-Hotel
Executive Offices, L2
Estrada da Baia de N. Senhora da Esperanca, s/n
Taipa, Macao

PRINCIPAL PLACE OF BUSINESS IN HONG KONG

Level 54, Hopewell Centre
183 Queen's Road East
Hong Kong

COMPANY'S WEBSITE

www.sandschina.com

COMPANY SECRETARY

Mr. Dylan James Williams

BOARD COMMITTEES

Audit Committee

Mr. Victor Patrick Hoog Antink *(Chairman)*
Ms. Chiang Yun
Mr. Steven Zygmunt Strasser
Mr. Kenneth Patrick Chung

Remuneration Committee

Mr. Steven Zygmunt Strasser *(Chairman)*
Mr. Victor Patrick Hoog Antink
Dr. Wong Ying Wai

Nomination Committee

Mr. Sheldon Gary Adelson *(Chairman)*
Ms. Chiang Yun
Mr. Victor Patrick Hoog Antink

Capex Committee

Mr. Robert Glen Goldstein *(Chairman)*
Mr. Victor Patrick Hoog Antink
Dr. Wong Ying Wai

AUTHORIZED REPRESENTATIVES

Dr. Wong Ying Wai
Mr. Dylan James Williams

CAYMAN ISLANDS PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE

Intertrust Corporate Services (Cayman) Limited
190 Elgin Avenue
George Town, Grand Cayman KY1-9005
Cayman Islands

HONG KONG BRANCH SHARE REGISTRAR

Computershare Hong Kong Investor Services Limited
Shops 1712–1716, 17th Floor
Hopewell Centre
183 Queen's Road East
Wanchai
Hong Kong

PRINCIPAL BANKERS

Banco Nacional Ultramarino S.A.
Avenida Almeida Ribeiro, 22
Macao

Bank of China Limited, Macao Branch
Bank of China Building
Avenida Doutor Mario Soares
Macao

STOCK CODE

1928

198
ANNUAL REPORT 2018

SANDS CHINA LTD. 6. CONTACT US ANNUAL REPORT This 2018 Annual Report is printed in English and Chinese languages and is available on our website at www.sandschina.com and was posted to Shareholders. Those Shareholders who (a) received our 2018 Annual Report electronically and would like to receive a printed copy or vice versa; or (b) received our 2018 Annual Report in either English or Chinese language only and would like to receive a printed copy of the other language version or to receive printed copies of both language versions in the future, may at any time change their choice of the means of receipt or the language of the Company’s corporate communications free of charge by reasonable notice in writing to the Company c/o the branch share registrar in Hong Kong by post at Computershare Hong Kong Investor Services Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong or by email to sandschina.ecom@computershare.com.hk. Those Shareholders who have chosen to receive this 2018 Annual Report by electronic means but, for any reason, have difficulty in receiving or gaining access to this 2018 Annual Report, may also request to be sent a copy of this 2018 Annual Report in printed form free of charge by submitting a written request to the Company c/o the branch share registrar in Hong Kong by post or by email. REGISTER OF MEMBERS The Register of Members of the Company will be closed on the following dates: Book Closure Period/Date Purpose Final Lodging Time/Date May 14, 2019 to May 24, 2019 To determine the identity of Shareholders no later than 4:30 p.m. who are entitled to attend and vote at the AGM (Hong Kong time) on May 10, 2019 June 3, 2019 To determine the identity of Shareholders no later than 4:30 p.m. who are entitled to the proposed final dividend (Hong Kong time) on May 31, 2019 ANNUAL GENERAL MEETING To be held on May 24, 2019. The notice of the AGM, which constitutes part of the circular to Shareholders, and the proxy form will be sent to the Shareholders together with this 2018 Annual Report. The notice of the AGM and the proxy form will also be available on the Company’s website at www.sandschina.com. HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Address: Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 2862 8628 Facsimile: +852 2865 0990 Email: hkinfo@computershare.com.hk CONTACT US Address: Level 54, Hopewell Centre, 183 Queen’s Road East, Hong Kong Telephone: +853 8118 2888 Facsimile: +853 2888 3382 Email: scl-enquiries@sands.com.mo 199 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “adjusted property EBITDA” adjusted property EBITDA, which is a non-IFRS financial measure, is profit attributable to equity holders of the Company before share-based compensation, corporate expense, pre-opening expense, depreciation and amortization, net foreign exchange gains or losses, impairment loss, gain or loss on disposal of property and equipment, investment properties and intangible assets, interest, gain or loss on modification or early retirement of debt and income tax benefit or expense. Management utilizes adjusted property EBITDA to compare the operating profitability of its operations with those of its competitors, as well as a basis for determining certain incentive compensation. Gaming companies have historically reported adjusted property EBITDA as a supplemental performance measure to IFRS financial measures. In order to view the operations of their casinos on a more stand-alone basis, gaming companies, including the Group, have historically excluded certain expenses that do not relate to the management of specific casino properties, such as pre-opening expense and corporate expense, from their adjusted property EBITDA calculations. Adjusted property EBITDA should not be interpreted as an alternative to profit or operating profit (as an indicator of operating performance) or to cash flows from operations (as a measure of liquidity), in each case, as determined in accordance with IFRS. The Group has significant uses of cash flow, including capital expenditures, dividend payments, interest payments and debt principal repayments, which are not reflected in adjusted property EBITDA. Not all companies calculate adjusted property EBITDA in the same manner. As a result, adjusted property EBITDA as presented by the Group may not be directly comparable to other similarly titled measures of other companies. In addition, our adjusted property EBITDA presented in the report may differ from adjusted property EBITDA presented by LVS for its Macao segment in its filings with the U.S. Securities and Exchange Commission. For a quantitative reconciliation of adjusted property EBITDA to its most directly comparable IFRS measurement, see “Note 5 — Segment Information” “ADR” or “average the average daily rate per occupied room in a given time period, calculated as room revenue daily rate” divided by the number of rooms sold “Board” the board of directors of the Company “cage” a secure room within a casino with a facility that allows patrons to exchange cash for chips required to participate in gaming activities, or to exchange chips for cash “CAGR” compound annual growth rate 200 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “Capex Committee” Sands China Capital Expenditure Committee of the Company “casino(s)” a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games “Chief Executive” a person who either alone or together with one or more other persons is or will be responsible under the immediate authority of the Board of Directors for the conduct of the business of the Company “China” or the “PRC” the People’s Republic of China excluding, for the purpose of this Annual Report only, Hong Kong, Macao and Taiwan, unless the context otherwise requires “chip(s)” tokens issued by a casino to players in exchange for cash or credit, which may be used to place bets on gaming tables, in lieu of cash “Code” the Corporate Governance Code set out in Appendix 14 of the Listing Rules “Company”, “our”, “we”, Sands China Ltd., a company incorporated in the Cayman Islands on July 15, 2009 as an “us”, ”SCL”, or “Sands China” exempted company with limited liability and, except where the context otherwise requires, all of its subsidiaries, or where the context refers to the time before it became the holding company of its present subsidiaries, its present subsidiaries. When used in the context of gaming operations or the Subconcession, “we”, “us”, or “our” refers exclusively to VML “Company Code” the Company’s own securities trading code for securities transactions by the Directors and relevant employees “Concessionaire(s)” the holder(s) of a concession for the operation of casino games in the MSAR “Controlling Shareholder(s)” has the meaning ascribed to it under the Listing Rules and, with respect to our Company, the controlling Shareholders as referred to in “Relationship with Our Controlling Shareholders” of our Prospectus “Cotai” the name given to the land reclamation area in the MSAR between the islands of Coloane and Taipa 201 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “Cotai Strip” large-scale integrated resort projects on Cotai being developed by us and inspired by the Las Vegas Strip in Las Vegas, Nevada, U.S.A. “Deloitte” Deloitte Touche Tohmatsu “DICJ” Gaming Inspection and Coordination Bureau (“Direcção de Inspecção e Coordenação de Jogos”) under the Secretary for Economy and Finance of the MSAR “Director(s)” member(s) of the board of directors of the Company “DOJ” the United States Department of Justice “EBITDA” earnings before interest, taxes, depreciation and amortization “Exchange Rate” save as otherwise stated, amounts denominated in U.S. dollars, MOP and Hong Kong dollars have been converted at the exchange rate on December 31, 2018, for the purposes of illustration only, in this Annual Report at: US$1.00: HK$7.8306 US$1.00: MOP 8.0655 HK$1.00: MOP1.03 “FCPA” the United States Foreign Corrupt Practices Act of 1977, as amended “First Trademark License the trademark license agreement dated May 25, 2006 entered into between VML and Agreement” Venetian Cotai Limited (as licensees) with LVS, LVS LLC and Venetian Casino (as licensors) “Four Seasons Hotel Macao” refers to the Four Seasons Hotel Macao, Cotai Strip®, which is managed and operated by FS Macau Lda., an affiliate of Four Seasons Hotels Limited “gaming area(s)” a gaming facility that provides casino games consisting of table games operated in VIP areas or mass market areas, electronic games, slot machines and other casino games but has not been designated as a casino by the Macao Government 202 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “gaming promoter(s)” individuals or corporations licensed by and registered with the Macao Government to promote games of fortune and chance to patrons, through the arrangement of certain services, including extension of credit (regulated by Law No. 5/2004), transportation, accommodation, dining and entertainment, whose activity is regulated by Administrative Regulation No. 6/2002 “GLA” gross leasable area “GLOA” gross leasable occupied area “Global Offering” the offer of Shares in the Company by subscription for cash at HK$10.38 on November 30, 2009 on and subject to the terms outlined in the Prospectus “Group” our Company and its subsidiaries from time to time “HK$” or “HK dollars” Hong Kong dollars, the lawful currency of Hong Kong “Hong Kong” or “HKSAR” the Hong Kong Special Administrative Region of the PRC “IFRS” International Financial Reporting Standards as issued by the International Accounting Standards Board “integrated resort(s)” a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas “Latest Practicable Date” March 21, 2019 “Listing” the listing of the Shares on the Main Board on November 30, 2009 “Listing Date” November 30, 2009, the date on which dealings in the Shares first commenced on the Main Board “Listing Rules” the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time) 203 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “LVS” Las Vegas Sands Corp., a company incorporated in Nevada, U.S.A. in August 2004 and the common stock of which is listed on the New York Stock Exchange “LVS Dutch Finance” LVS Dutch Finance C.V., a company incorporated in the Netherlands “LVS Dutch Holding” LVS Dutch Holding B.V., a company incorporated in the Netherlands “LVS Group” LVS and its subsidiaries (excluding our Group) “LVS LLC” Las Vegas Sands, LLC, a company incorporated in Nevada, U.S.A. “LVS Nevada” LVS (Nevada) International Holdings, Inc., a company incorporated in Nevada, U.S.A. “Macao” or “Macau” or the Macao Special Administrative Region of the PRC “MSAR” “Macao Government” the local government of the MSAR, established on December 20, 1999 and the local administration before this date “Main Board” the stock exchange (excluding the option market) operated by the Stock Exchange which is independent of and operated in parallel with the Growth Enterprise Market of the Stock Exchange “mass market player(s)” Non-Rolling Chip and slot players “MICE” Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or corporate meeting “Model Code” the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 of the Listing Rules “MOP” or “pataca(s)” Macao pataca, the lawful currency of Macao 204 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “Parcel 1” a land parcel on Cotai totaling 290,562 square meters described under Registration No. 23225 by the Macao Property Registry, on which The Venetian Macao has been constructed “Parcel 2” a land parcel on Cotai totaling 53,303 square meters described under Registration No. 23223 by the Macao Property Registry, on which The Plaza Macao has been constructed “Parcel 3” a land parcel on Cotai totaling 61,681 square meters described under Registration No. 23224 by the Macao Property Registry, on which The Parisian Macao has been constructed “Parcels 5 and 6” land parcels on Cotai totaling 150,134 square meters, including 44,576 square meters designated as a tropical garden, described under Registration No. 23288 by the Macao Property Registry, on which Sands Cotai Central has been constructed “premium player(s)” Rolling Chip players who have a direct relationship with gaming operators and typically participate in gaming activities in casinos or gaming areas without the use of gaming promoters “Prospectus” our Listing prospectus dated November 16, 2009, which is available from our website at www.sandschina.com “RMB” or “Renminbi” Renminbi, the lawful currency of China “Rolling Chip win” a percentage of Rolling Chip volume “Rolling Chip play” play by VIP and premium players (excludes Paiza cash players) using non-negotiable chips “Rolling Chip volume” casino revenue measurement, measured as the sum of all non-negotiable chips wagered and lost by VIP and premium players (excludes Paiza cash players) “Sands” a land parcel in Macao totaling 26,082 square meters described under Registration No. 23114 by the Macao Property Registry, on which Sands Macao has been constructed “Sands Cotai Central” an integrated resort which currently features four hotel towers, consisting of hotel rooms and suites under the Conrad, Holiday Inn, Sheraton and St. Regis brands. Sands Cotai Central also includes gaming area, retail, entertainment, dining and MICE facilities, which are operated by the Group and which is expected to be rebranded as The Londoner Macao 205 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “Sands IP” Sands IP Asset Management B.V., a company incorporated in the Netherlands “Sands Macao” the Sands Macao, which includes gaming areas, a hotel tower, restaurants and a theatre “Sands Resorts Macao” the name given to our integrated resorts on Cotai “SEC” the U.S. Securities and Exchange Commission “Second Trademark the trademark sub-license agreement dated November 8, 2009 entered into between LVS Sub-License Agreement” LLC and SCL IP Holdings, LLC “SFO” the Securities and Futures Ordinance of Hong Kong (Chapter 571 of the Laws of Hong Kong) as amended, supplemented or otherwise modified from time to time “Shared Services Agreement” the shared services agreement dated November 8, 2009 and most recently renewed on December 13, 2017, entered into between LVS and our Company to regulate their relationship with respect to the provision of certain shared services “Share(s)” ordinary share(s) in our Company with a nominal value of US$0.01 each “Shareholder(s)” holder(s) of Share(s) “Stock Exchange” The Stock Exchange of Hong Kong Limited “Subconcession” or the tripartite Subconcession Contract for the operation of casino games dated December “Subconcession Contract” 26, 2002 among Galaxy Casino S.A., the Macao Government and VML “Subconcessionaire(s)” the holder(s) of a subconcession for the operation of casino games in the MSAR “table games” typical casino games, including card games such as baccarat, blackjack and hi-lo (also known as “sic bo”) as well as craps and roulette “The Parisian Macao” an integrated resort that includes a gaming area, hotel, a shopping mall and other integrated resort amenities 206 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “The Plaza Macao” an integrated resort which includes (i) the Four Seasons Hotel Macao; (ii) the Plaza Casino gaming area operated by VML; (iii) the Paiza Mansions, the Shoppes at Four Seasons, restaurants and a spa, each of which are operated by us; and (iv) the Four Seasons Tower Suites Macao, which is expected to feature approximately 290 premium quality suites, except where the context indicates otherwise “The Venetian Macao” The Venetian® Macao-Resort-Hotel, an integrated resort that includes casino and gaming areas, a hotel, MICE space, the Shoppes at Venetian, over 50 different restaurants and food outlets, a 15,000-seat arena and other entertainment venues “United States”, “U.S.” or the United States of America, including its territories and possessions and all areas subject “U.S.A.” to its jurisdiction “US$” or “U.S. dollars” United States dollars, the lawful currency of the United States “U.S. GAAP” accounting principles generally accepted in the United States “Venetian Casino” Venetian Casino Resort, LLC, a company incorporated in Nevada, U.S.A. “VIP player(s)” Rolling Chip players who play almost exclusively in dedicated VIP rooms or designated casino or gaming areas and are sourced from gaming promoters “VIP room(s)” rooms or designated areas within a casino or gaming area where VIP players and premium players gamble “visit(s)” or “visitation(s)” with respect to visitation of our properties, the number of times a property is entered during a fixed time period. Estimates of the number of visits to our properties is based on information collected from digital cameras placed above every entrance in our properties, which use video signal image processor detection and include repeat visitors to our properties on a given day “VML” our subsidiary, Venetian Macau, S.A. (also known as Venetian Macau Limited), a public company limited by shares (“sociedade anónima”) incorporated on June 21, 2002 under the laws of Macao, one of the three Subconcessionaires and the holder of the Subconcession 207 ANNUAL REPORT 2018

SANDS CHINA LTD. 7. GLOSSARY “VOL” our subsidiary, Venetian Orient Limited, a company incorporated on February 2, 2006 under the laws of Macao, owner and developer of Sands Cotai Central “VVDIL” our subsidiary, Venetian Venture Development Intermediate Limited, a company incorporated in the Cayman Islands on June 21, 2002 as an exempted company with limited liability “VVDI (II)” Venetian Venture Development Intermediate II, a company incorporated in the Cayman Islands on January 23, 2003 as an exempted company with limited liability and an indirect, wholly-owned subsidiary of LVS and our immediate Controlling Shareholder 208 ANNUAL REPORT 2018

Stock Code : 1928 and Note Stock Codes : 5140, 5141, 5142, 5725, 5727, 5733 www.sandschina.com